Exhibit 99.1

Execution Version

IAMGOLD CORPORATION

As Borrower

and

THE LENDERS FROM TIME TO TIME

PARTY TO THIS AGREEMENT

As Lenders

and

NATIONAL BANK OF CANADA

In its capacity as Administrative Agent

and

NATIONAL BANK FINANCIAL INC.

and DEUTSCHE BANK AG, CANADA BRANCH

Co-Lead Arrangers and Joint Bookrunners

US $250,000,000 CREDIT FACILITY

AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF December 14, 2017

McCARTHY TÉTRAULT LLP

BLAKE CASSELS & GRAYDON LLP

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Construction	23
1.3	Certain Rules of Interpretation	24
1.4	Terms Generally	24
1.5	Knowledge	24
1.6	Performance on Banking Days	25
1.7	Accounting Terms	25
1.8	Amendment and Restatement	25

ARTICLE 2 THE CREDIT		25

2.1	Amount and Availment Options	25
2.2	Overdraft Utilizations	26
2.3	Reborrowing	26
2.4	Use of the Credit	26
2.5	Term and Repayment	27
2.6	Interest Rates and Fees	27
2.7	Other Fees	29
2.8	Exchange Rate Fluctuations	29
2.9	Increase of the Credit	29
2.10	Extension of Maturity Date	30

ARTICLE 3 SECURITY		31

3.1	Guarantees	31
3.2	Security over Assets	31
3.3	Insurance	32
3.4	Obligations Secured by the Security	32
3.5	Future Material Subsidiaries	33
3.6	Validity of the Security and Contents of Security Documents	33
3.7	Other Obligations	33

ARTICLE 4 CONDITIONS PRECEDENT TO EFFECTIVENESS		34

4.1	Conditions Precedent to Effectiveness	34
4.2	Conditions Precedent to all Advances	36

ARTICLE 5 ADVANCES		36

5.1	Lenders’ Obligations Relating to L/Cs	36
5.2	Evidence of Indebtedness	37
5.3	Calculation and Other Matters Regarding Interest and Fees	37
5.4	Conversions, Rollovers, Renewals, Repayments and Reductions	39
5.5	Notice of Advances and Payments	40
5.6	Size and Term of Advances	41
5.7	Payment of B/As, LIBOR Advances and L/Cs	41
5.8	Co-ordination Prime Rate, Base Rate, B/A and LIBOR Advances	42

5.9	Availability, Changed Circumstances Etc.	43
5.10	Execution of B/As	44
5.11	Funding of B/As	44
5.12	Other B/A Provisions	45
5.13	Issuance and Use of L/Cs	45
5.14	Reimbursement Obligation - L/Cs	46
5.15	Failure of Lender to Fund	46
5.16	Payments by the Borrower	47
5.17	Payments by Agent	48

ARTICLE 6 REPRESENTATIONS AND WARRANTIES		49

6.1	Representations and Warranties	49
6.2	Survival of Representations and Warranties	54

ARTICLE 7 COVENANTS		54

7.1	Financial Covenants	54
7.2	Positive Covenants	55
7.3	Periodic Reports	58
7.4	Ownership of the Restricted Parties	60
7.5	Negative Covenants	60

ARTICLE 8 DEFAULT		65

8.1	Default	65
8.2	Acceleration and Termination of Rights	67
8.3	Payment of L/Cs and B/As	67
8.4	Remedies	68
8.5	Saving	68
8.6	Perform Obligations	68
8.7	Third Parties	68
8.8	Remedies Cumulative	69
8.9	Set-Off or Compensation	69

ARTICLE 9 AGENCY PROVISIONS		69

9.1	Authorization of Agent	69
9.2	Rights as a Lender	70
9.3	Exculpatory Provisions	70
9.4	Reliance by Agent	71
9.5	Delegation of Duties	71
9.6	Direct Payments	72
9.7	Administration of the Credit	73
9.8	Replacement of Declining Lenders	75
9.9	Rights of Agent	76
9.10	Acknowledgements, Representations and Covenants of Lenders	76
9.11	Collective Action of the Lenders	78

- ii -

9.12	Successor Agent	78
9.13	No Other Duties etc.	79
9.14	Defaulting Lenders	79
9.15	Provisions Operative Between Lenders and Agent Only	81

ARTICLE 10 ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS		81

10.1	Successors and Assigns	81
10.2	Assignments by Lenders	81
10.3	Register	83
10.4	Participations	83
10.5	Certain Pledges	84

ARTICLE 11 MISCELLANEOUS PROVISIONS		84

11.1	Severability, Etc.	84
11.2	Amendment, Supplement or Waiver	84
11.3	Governing Law	84
11.4	This Agreement to Govern	85
11.5	Currency	85
11.6	Liability of Lenders	85
11.7	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	85
11.8	Expenses and Indemnity	86
11.9	Taxes	87
11.10	Increased Costs etc.	89
11.11	Mitigation Obligations; Replacement of Lenders	90
11.12	Illegality	91
11.13	Currency Indemnity	91
11.14	Notices	92
11.15	Time of the Essence	92
11.16	Further Assurances	93
11.17	Term of Agreement	93
11.18	Counterparts and Facsimile	93
11.19	Waiver of Jury Trial, Consequential Damages Etc.	93
11.20	Treatment of Certain Information: Confidentiality	94
11.21	Entire Agreement	95
11.22	This Agreement to Govern	95
11.23	Language	95
11.24	Date of this Agreement	96

SCHEDULE A LENDERS’ APPLICABLE PERCENTAGES		1

SCHEDULE B ORGANIZATIONAL CHART		1

SCHEDULE C COMPLIANCE		1

SCHEDULE D NOTICE OF ADVANCE, PAYMENT, ROLLOVER OR CONVERSION		1

- iii -

SCHEDULE E ROYALTY AGREEMENTS	1

SCHEDULE F INFORMATION THAT MAY BE DISCLOSED	1

SCHEDULE G FORM OF ASSIGNMENT AND ASSUMPTION	1

SCHEDULE H CERTAIN PROPERTY THAT MAY BE DISPOSED OF	1

SCHEDULE I SUBORDINATION PROVISIONS	1

- iv -

AMENDED AND RESTATED CREDIT AGREEMENT dated as of December 14, 2017

BETWEEN:

IAMGOLD CORPORATION

As Borrower

- and -

THE LENDERS FROM TIME TO TIME PARTY

TO THIS AGREEMENT

As Lenders

- and -

NATIONAL BANK OF CANADA

In its capacity as Administrative Agent

RECITALS:

A.

Pursuant to a credit agreement dated as of January 28, 2016 (the “Initial Credit Agreement”), the Lenders made available to the Borrower a four-year revolving credit facility in the initial amount of US$100,000,000.

B.	The amount of the credit facility has been increased up to US$250,000,000.

C.

The Agent, the Lenders and the Borrower wish to amend and restate in its entirety the Initial Credit Agreement in order to, among other things, (i) extend the maturity date to March 31, 2022, (ii) have the ability to request further increases in the amount of the Credit by up to US$100,000,000 and (iii) amend Permitted Debt to include secured bilateral credit facilities for the issuance of letters of credit up to a maximum amount of US$100,000,000.

THEREFORE, for value received, and intending to be legally bound by this Agreement, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement (and in any other Loan Document unless otherwise defined therein), unless the context otherwise requires:

(1)	“ABTL Laws” means any Applicable Laws relating to corruption, bribery, terrorism, money laundering, trading with the enemy, embargoes and economic or financial sanctions.

(2)	“Accepting Lenders” means, for the purposes of Section 9.8, Lenders that accept a request for consent of all Lenders under Section 9.7(3).

(3)

“Advance” means an availment of the Credit by the Borrower by way of Prime Rate Advance, Base Rate Advance, B/A, L/C or LIBOR Advance, including deemed advances and conversions, renewals and rollovers of existing Advances. Any reference to the amount of Advances is a reference to the sum of all outstanding Prime Rate Advances, Base Rate Advances and LIBOR Advances, the face amount of all outstanding B/As, the undrawn amount of all outstanding L/Cs and the amount of any Advance for which the Borrower has failed to provide for payment under Section 5.7.

(4)	“Advance Date” means the date, which shall be a Banking Day, of any Advance.

(5)

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

(6)	“Agent” or “Administrative Agent” means NBC in its role as administrative agent for the Lenders, and any successor administrative agent appointed in accordance with this Agreement.

(7)	“Agreement” means this Credit Agreement, including all Schedules to this Credit Agreement, as amended, supplemented, restated or replaced from time to time in accordance with its provisions.

(8)

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive of any Governmental Authority; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, in each case binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, and in each case whether or not having the force of law, but if not having the force of law, compliance with which is reasonable and customary by those to whom it applies.

(9)

“Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Advances represented by such Lender’s outstanding Advances. Each Lender’s Applicable Percentage as of the date of this Agreement is specified on Schedule A.

(10)	“Assignment and Assumption” means an agreement in substantially the form of Schedule G or any other form approved by the Agent.

(11)	“Associate” has the meaning defined under the Canada Business Corporations Act as of the date of this Agreement.

(12)

“B/A” means a depository bill as defined in the Depository Bills and Notes Act (Canada) in Canadian Dollars that is in the form of an order signed by the Borrower and accepted by a Lender pursuant to this Agreement or, for Lenders not participating in clearing services contemplated in that Act, a draft or bill of exchange in Canadian Dollars that is drawn by the Borrower and accepted by a Lender pursuant to this Agreement. For this purpose, orders or drafts that become depository bills, drafts and bills of exchange are sometimes collectively referred to as “orders” in this Agreement.

(13)	“B/A Discount Proceeds” means, in respect of any B/A, the amount that is calculated on the applicable Advance Date in accordance with Section 5.3(5).

(14)	“B/A Discount Rate” means:

(a)	with respect to any B/A accepted by a Lender named on Schedule I to the Bank Act (Canada), either:

(i)

the average rate that appears on the Reuters screen CDOR page at or about 10:00 a.m. on the applicable Advance Date, for bankers’ acceptances having an identical maturity date to the maturity date of that B/A;

(ii)

if the rate referred to in item (i) is not available, the rate of the Agent for bankers’ acceptances having an identical maturity date to the maturity date of that B/A as of 10:00 a.m. on the applicable Advance Date, provided that if the rate so determined is less than zero percent (0%), such rate shall be deemed to be zero percent (0%); and

(b)	with respect to any B/A accepted by any other Lender, the rate determined in accordance with item (a) above plus 0.10% per annum.

(15)	“B/A Equivalent Loan” is defined in Section 5.11(3).

(16)	“B/A Fee” means the fee payable with respect to a B/A that is calculated in accordance with Section 5.3(4).

(17)	“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

(18)	“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the

European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

(19)	“Banking Day” means a day of the year, other than a Saturday or a Sunday, on which:

(a)	the Agent is open for normal banking business at its principal office in Toronto and Montreal, Canada;

(b)	with respect to Base Rate Advances, the Agent is open for normal banking business at its principal office in New York, U.S.A.; and

(c)

with respect to notices, determinations, payments or advances relating to LIBOR Advances, the Agent is open for normal banking business at its principal offices in New York, U.S.A. and London, England;

except that, in connection with making or repaying an Advance, if banks are open in some but not all of these locations on a particular day and the Agent determines that the closing of those banks on that day will not adversely affect completion of relevant transactions in accordance with customary banking market and trading practices, the Agent may, on reasonable notice to the Borrower and the Lenders, specify that particular day to be a Banking Day.

(20)	“Base Rate” means, on any day, the greatest of:

(a)	the annual rate of interest announced by the Agent on that day as its reference rate for commercial loans made by it in Canada in US Dollars; and

(b)	the Federal Funds Effective Rate plus 0.50% per annum.

(21)	“Base Rate Advance” means an Advance in US Dollars bearing interest based on the Base Rate, and includes deemed Base Rate Advances.

(22)

“Bilateral LC Facilities” means bilateral facilities to be made available by a Lender or an Affiliate of a Lender to the Borrower for the issuance of letters of credit on terms that are, in the aggregate, not materially more onerous to the Borrower than the terms of this Agreement, other than in respect of interest rates and fees payable by the Borrower

(23)	“Bilateral LC Lenders” means the Lenders or Affiliates of a Lender providing Bilateral LC Facilities to the Borrower.

(24)	“Borrower” means Iamgold Corporation, a corporation existing under the Canada Business Corporations Act.

(25)	“Branch of Account” means a branch of the Agent in Toronto or Montreal where the Agent has established an account for the Credit, as may be designated by the Agent from time to time.

(26)	“Canadian Dollar”, “C$”, “CAD” “Dollars” (without more) and “$” each means the lawful currency of Canada.

(27)	“Cash Collateral” means a deposit of cash.

(28)	“Cash Equivalents” means instruments having the following characteristics at the date of any determination whether the instruments are Cash Equivalents:

(a)

marketable direct obligations issued by, or unconditionally guaranteed by, the Canadian government or the United States government, as the case may be, or issued by any agency of either government and backed by the full faith and credit of Canada or the United States, as the case may be, in each case maturing within one year from the date of acquisition;

(b)

certificates of deposit, time deposits or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender, any bank listed on Schedule I to the Bank Act (Canada) or any commercial bank with combined capital and surplus of not less than $500,000,000 that is organized under the laws of Canada, the United States of America or any state of the United States;

(c)	commercial paper maturing within six months from the date of acquisition, that has at least two ratings of at least A-1+ by S&P, P-1 by Moody’s, and R-1 (middle) by DBRS;

(d)

repurchase obligations of any Lender, any bank listed on Schedule I to the Bank Act (Canada) or any commercial bank satisfying the requirements of item (b) of this definition, having a term of not more than 30 days, with respect to securities issued or fully guaranteed or insured by the Canadian government or the United States government;

(e)

securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any province, state, commonwealth or territory of Canada or the United States, or by any political subdivision or taxing authority of any such province, state, commonwealth or territory, that has at least two ratings of at least A by S&P and DBRS and A-2 by Moody’s;

(f)

securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any Lender, any bank listed on Schedule I to the Bank Act (Canada) or any commercial bank satisfying the requirements of item (b) of this definition; and

(g)

shares of money market mutual or similar funds offered by any Lender, any bank listed on Schedule I to the Bank Act (Canada) or any commercial bank satisfying the requirements of item (b) of this definition as long as the funds have the highest ratings for similar investments from at least two of S&P, DBRS and Moody’s.

Notwithstanding the foregoing, an instrument will continue to be considered a Cash Equivalent for ten days after a ratings downgrade or other event results in an instrument ceasing to have the characteristics otherwise required to qualify as a Cash Equivalent.

(29)

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority, provided that notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives under it or issued in connection with it and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or other Governmental Authority, in each case pursuant to Basel III, shall in each case be deemed to be a Change in Law, regardless of the date enacted, adopted or issued.

(30)

“Commitment” means in respect of each Lender from time to time, the agreement to make Advances to the Borrower in the Lender’s Applicable Percentage of the maximum amount of the Credit and, where the context requires, the maximum amount of Advances which the Lender has agreed to make.

(31)	“Compliance Certificate” means a certificate in the form of Schedule C.

(32)

“Constating Documents” means, with respect to any Person, its articles and/or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, charter, by-laws, declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person’s Equity Interests, all as in effect from time to time.

(33)

“Contract” means any agreement, contract, indenture, lease, deed of trust, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, expressed or implied, other than a Permit.

(34)

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings.

(35)	“Credit” is defined in Section 2.1(1).

(36)	“DBRS” means DBRS Limited, or any successor to it.

(37)	“Debt” means, as to any Person and without duplication:

(a)	indebtedness created, issued or incurred by such Person for borrowed money (whether by way of loan or the issuance and sale of debt securities and whether current, short term or long term);

(b)

obligations of such Person to pay the deferred purchase or deferred acquisition price of property or services, except for trade accounts payable arising, and accrued expenses incurred, in the Ordinary Course (other than for borrowed money);

(c)

indebtedness of others secured by a Lien on the property of such Person (other than Liens permitted by Sections 1.1(104)(e) and 1.1(104)(f)), whether or not the respective indebtedness so secured has been assumed by such Person;

(d)

obligations of such Person in respect of letters of credit or similar instruments issued or accepted by Lenders and other financial institutions for the account of such Person, other than letters of credit or similar instruments issued or accepted in support of trade accounts payable arising in the Ordinary Course;

(e)	obligations of such Person under or in connection with capital leases;

(f)	indebtedness or liabilities incurred under any Derivative;

(g)	Debt of others guaranteed by such Person; and

(h)

any Equity Interest of that Person (or of any Subsidiary of that Person that is not held by that person or by a Subsidiary of that person that is wholly owned, directly or indirectly) which Equity Interest, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or before, or within one year after, the Maturity Date, as extended from time to time, for cash or securities constituting Debt;

provided, however, that for the purposes of calculating the financial covenants in Section 7.1, the indebtedness and liabilities incurred by the Obligors under or in connection with any Derivative or guarantee thereof are not Debt and shall not be included in the calculation of the Debt of the Borrower, except for amounts that are then due and payable.

(38)

“Declining Lenders” means, for the purposes of Section 9.8, Lenders that decline a request for consent of all Lenders under Section 9.7(3) or do not respond to the request within the time period referred to in Section 9.8 (for which they shall have no liability) and are thereby deemed to have declined the request.

(39)	“Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default with the giving of any notice, passage of time, or both.

(40)

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Advances or perform its obligations under Section 5.1 within three Business Days of the date it is required to do so, unless the failure has been cured, (b) has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it under this Agreement within three Business Days of when due, unless the payment is the subject of a good faith dispute or unless the failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business or (f) becomes the subject of a Bail-In Action.

(41)

“Derivative” means any transaction of a type commonly considered to be a derivative or hedging transaction, any combination of such transactions or any agreement relating to such transaction or such combination of transactions, in each case whether relating to one or more of interest rates, currencies, commodities, securities or any other matters, including, (i) any cap, collar, floor or option, (ii) any forward contract, and (iii) any rate swap, basis swap, commodity swap, cross-currency swap or other swap or contract for differences.

(42)

“Designated Account” means, in respect of any Advance, the account or accounts maintained by the Borrower at a branch of the Agent in Canada that the Borrower designates in its notice requesting an Advance.

(43)

“Distribution” means (i) any payment in cash or in kind that provides an income (including bonuses, interest or dividend) or a return on, or constitutes a distribution or redemption or other retirement of, the Equity Interest of a Person (other than a dividend paid by way of the issuance of new Equity Interests), (ii) any principal or cash interest payments on Debt owing to shareholders, Affiliates or Associates of shareholders or affiliated corporations, (iii) any bonus, fee or like payment to any shareholder, partner, director or officer of a Person or Affiliate of a Person, excluding however performance bonuses and like payments to employees, (iv) any voluntary redemption or market repurchase of Notes under the High Yield Notes Indenture (but excluding mandatory redemptions of such Notes) and (v) any payment of management fees.

(44)

“EBITDA” means, for the Borrower on a consolidated basis and for any period, without duplication, the amount equal to net income (excluding extraordinary gains or losses) plus, to the extent deducted in calculating net income, Interest Expense, depreciation, amortization expense and income tax expense, all as calculated in accordance with GAAP; provided, however, that:

(a)

any amortization of deferred hedging gains or losses or other non-cash inclusions in net income relating to Derivatives entered into by the Borrower shall be excluded for all purposes from the calculation of EBITDA;

(b)	the Borrower’s non-cash gain or loss on Derivatives resulting from the marked to market evaluation shall be excluded for all purposes from the calculation of EBITDA;

(c)

the Borrower’s cash expenses for reclamation in the period shall be deducted from net income when calculating EBITDA and the Borrower’s accrued or other non-cash expenses for reclamation shall be added to net income when calculating EBITDA;

(d)

all amounts attributable to Non-Recourse Subsidiaries shall be excluded but, notwithstanding the foregoing, all distributions actually received by an Obligor in cash from Non-Recourse Subsidiaries shall be included in calculating EBITDA;

(e)

all material unusual amounts including gains and losses from write-down or disposition of Property out of the normal course of business shall be excluded for all purposes from the calculation of EBITDA.

For any Person that is not a Subsidiary of the Borrower but in which the Borrower directly or indirectly owns any Equity Interest, the Borrower may include in its EBITDA the greater of (i) a percentage of the amount that would be EBITDA of that Person for the relevant period equal to the percentage of all of that Person’s Equity Interests that is directly or indirectly owned by the Borrower, up to an aggregate amount not exceeding for all such Persons 5% of the consolidated EBITDA of the Borrower for such period or (ii) the amount of all distributions actually received by an Obligor in cash from such Persons during such period.

(45)	“EBITDA to Interest Ratio” means, at any time, the ratio calculated by dividing (a) EBITDA for the Borrower’s four most recently completed fiscal quarters, by (b) Interest Expense for the same period.

(46)

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

(47)	“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

(48)

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

(49)	“Effective Date” is defined in Section 4.1.

(50)

“Eligible Assignee” means any Person (other than a natural person, a Restricted Party or any Affiliate of a Restricted Party), in respect of which any consent that is required by Section 10.2 has been obtained.

(51)	“Employee Plan” means a Pension Plan, a Welfare Plan or both.

(52)

“Equity Interests” means, with respect to any Person, any and all present and future shares, units, trust units, partnership or other interests, participations or other equivalent rights in the Person’s equity or capital, however designated and whether voting or non-voting.

(53)

“Equivalent Amount” means, with respect to an amount in one currency, the amount in another currency that could be purchased by the amount in the first currency determined by reference to the Exchange Rate at the time of determination.

(54)	“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

(55)

“Euros”, “EUR” and “€” mean units of the single currency adopted by certain member states of the European Union in accordance with legislation of the European Union relating to European Economic and Monetary Union.

(56)	“Event of Default” is defined in Section 8.1.

(57)

“Exchange Rate” means, on any day, for the purpose of calculations under this Agreement, the amount of one currency into which another currency may be converted using the Agent’s mid rate (i.e., the average of the Agent’s spot buying and selling rates) for converting the first currency to the other currency at the relevant time on that day. If the Exchange Rate is being determined at any time in respect of a previous day, the noon spot rate of the Bank of Canada on that previous day shall be used instead of the Agent’s mid rate.

(58)

“Excluded Taxes” means, with respect to the Agent, any Lender, an Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 11.11, (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of an Advance that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 11.9, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 11.9. For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto.

(59)

“Federal Funds Effective Rate” means, for any period, a fluctuating interest rate per annum equal, for each day during the period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for the day (or, if the day is not a Banking Day, for the first preceding Banking Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Agent from three Federal Funds brokers of recognized standing.

(60)

“Fee Agreements” means (i) the letter agreement dated January 28, 2016, which provides that agency and L/C fronting fees are payable by the Borrower to NBC in respect of the Credit and (ii) the letter agreement dated as of the date hereof in connection with other fees payable by the Borrower to National Bank Financial Inc. and Deutsche Bank AG, Canada Branch, as co-lead arrangers, or to the Lenders.

(61)

“Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

(62)

“GAAP” means generally accepted accounting principles in effect from time to time in Canada, as established or adopted by the Canadian Institute of Chartered Accountants or any successor institute, including International Financial Reporting Standards.

(63)

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European

Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

(64)	“Governmental Authority Shareholder” means any shareholder of a Restricted Party (other than the Borrower) which is a Governmental Authority.

(65)	“Guarantees” means the guarantees given by the Obligors from time to time as described in Section 3.1.

(66)

“Hazardous Materials” means any hazardous substance or any pollutant or contaminant, toxic or dangerous waste, substance or material, as defined in or regulated by any Applicable Law or Governmental Authority from time to time, including friable asbestos and poly-chlorinated biphenyls.

(67)

“High Yield Notes Indenture” means the indenture dated as of March 16, 2017 between, inter alia, the Borrower, Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees, as amended, supplemented or otherwise modified or restated from time to time.

(68)	“Holder” means, at any time, a person to whom Other Secured Obligations are then owed.

(69)	“Indemnified Taxes” means Taxes other than Excluded Taxes.

(70)	“Intellectual Property” means patents, trademarks, service marks, trade names, copyrights, trade secrets, industrial designs and other similar rights.

(71)

“Interbank Reference Rate” means, in respect of any currency, the interest rate expressed as a percentage per annum which is determined by the Agent at any time in accordance with banking industry rules on interbank compensation for use when calculating interest due by it or owing to it arising from correction of errors in transactions in that currency between it and other banks.

(72)

“Intercorporate Obligations” means all present and future debts, liabilities and obligations of any kind owing or remaining unpaid by any Restricted Party to another Restricted Party in respect of loans or advances made by the first Restricted Party to the other Restricted Party.

(73)

“Intercreditor Agreements” means any agreement that may be entered into from time to time to provide for the subordination, ranking or priority of any other Debt in relation to the Obligations or the Other Secured Obligations.

(74)

“Interest Expense” means for any period, the total consolidated interest expense of the Borrower and its Subsidiaries, plus, to the extent not included in such total consolidated interest expense, and to the extent incurred by the Borrower or its Subsidiaries, (a) interest expense attributable to obligations under or in connection with capital leases, (b) amortization of debt discount, (c) capitalized interest, (d) non-cash interest expense, (e) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (f) net costs associated with Derivatives relating to interest rates (including amortization of fees), (g) dividends in respect of all preferred stock held by Persons other than the Borrower or a Subsidiary, and (h) interest actually paid by the Borrower or any Subsidiary on any Debt of any other Person, provided, however, that all amounts attributable to Non-Recourse Subsidiaries shall be excluded.

(75)	“Interest Payment Date” means (in connection with Prime Rate Advances and Base Rate Advances) the first Banking Day of each calendar month.

(76)	“Issuing Bank” means, for the time being, NBC. If NBC ceases to be the Issuing Bank, a successor shall be agreed to by the Borrower and the Required Lenders, acting reasonably.

(77)

“L/C” or “Letter of Credit” means a standby letter of credit, letter of guarantee or commercial letter of credit denominated in Euros, Canadian Dollars or US Dollars in a form satisfactory to the Issuing Bank, issued by the Issuing Bank at the request of the Borrower in favour of a third Person to secure the payment or performance of an obligation of a Restricted Party to the third Person.

(78)

“L/C Fees” means, with respect to an L/C, the amount calculated by multiplying (i) the face amount of that L/C by the rate for calculation of the L/C Fee specified in Section 2.6 by (ii) a fraction, the numerator of which is the duration of the term of that L/C and the denominator of which is the number of days in the calendar year in question.

(79)

“Lenders” means each of the Persons listed on Schedule A and other lenders that from time to time become Lenders in accordance with Article 10, including the Issuing Bank, and “Lender” means any one of them. Notwithstanding the foregoing, references in this Agreement to the Lenders in the context of the Agent holding Security for the benefit or on behalf of the Lenders shall be interpreted as including the Holders.

(80)	“Lending Office” means, as to any Lender, the office or offices from which it makes Advances and receives payments pursuant to this Agreement from time to time.

(81)	“LIBO Rate” means, for any LIBOR Period and LIBOR Advance, either:

(a)

the rate expressed as a percentage per annum for deposits in US Dollars in the London interbank market for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance, that appears on the Reuters LIBOR01 Page (or any successor source from time to time) as of 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR Period; or

(b)

if no such rate appears as contemplated in item (a), the interest rate expressed as a percentage per annum at which deposits in US Dollars are offered by the principal office of the Agent in London, England, in the London interbank market at 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR

Period for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance,

provided that if the LIBO Rate so determined is less than zero percent (0%), the LIBO Rate shall be deemed to be zero percent (0%).

(82)	“LIBOR Advance” or “LIBO Rate Loan” means an Advance in US Dollars bearing interest based on the LIBO Rate and includes deemed LIBOR Advances provided for in this Agreement.

(83)	“LIBOR Period” means the period selected by the Borrower for a LIBOR Advance or the period deemed to be applicable to the LIBOR Advance provided for in this Agreement.

(84)

“Lien” means, with respect to any Property, any hypothec, mortgage, prior claim, privilege, lien, pledge, charge, security interest, encumbrance or royalty of any kind in respect of such Property. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

(85)	“Loan Documents” means this Agreement, the Security Documents, any Intercreditor Agreement, the Fee Agreements and all other documents relating to the Credit.

(86)

“Material Adverse Effect” means any event, fact or circumstance or series of events, facts or circumstances affecting the condition, properties, business or results of operations of the Restricted Parties, taken as a whole, that either individually or in the aggregate materially adversely affects or could, in the reasonable opinion of the Required Lenders, materially adversely affect the ability of the Obligors to perform their respective obligations under the Loan Documents in accordance with the respective terms thereof, other than events, changes, effects, conditions or circumstances resulting from or relating to: (a) applicable economic or market conditions of the gold mining industry, (b) any change in prevailing interest rates or market prices or (c) any change in GAAP.

(87)

“Material Subsidiary” means any Subsidiary of the Borrower (whether or not wholly-owned), other than a Non-Recourse Subsidiary, (a) that, as of the end of any fiscal quarter of the Borrower, has total consolidated assets having a book value of or equivalent to US $80,000,000 or more, or (b) that, as of the end of any fiscal quarter of the Borrower, has total consolidated revenue for the last 12 months of or equivalent to US $40,000,000 or more, or (c) Equity Interests of which were acquired after the date of this Agreement at an aggregate cost to the Borrower on a consolidated basis equivalent to US $80,000,000 or more, or (d) that directly or indirectly holds Equity Interests of a Material Subsidiary. No Material Subsidiary may cease to be a Material Subsidiary without the consent of the Required Lenders. As at the date of this Agreement, the Material Subsidiaries are Rosebel Gold Mines N.V. (a Suriname corporation) and IAMGOLD Essakane S.A. (a Burkina Faso corporation).

(88)

“Maturity Date” means March 31, 2022 or such other date as may be agreed pursuant to Section 2.10, provided that if such date falls on a date which is not a Business Day, then the applicable date will be the next Business Day.

(89)	“Moody’s” means Moody’s Investors Service, or any successor to it.

(90)	“NBC” means National Bank of Canada, a bank listed on Schedule I of the Bank Act (Canada).

(91)

“New Lenders” means one or more other financial institutions that are identified by the Borrower (with the assistance of the Agent, if requested) and that are acceptable to the Accepting Lenders, acting reasonably.

(92)	“Non B/A Lender” is defined in Section 5.11(3).

(93)

“Non-Recourse Subsidiary” means each Subsidiary of the Borrower that the Borrower designates as a Non-Recourse Subsidiary, with the consent of the Required Lenders, provided that unanimous consent of the Lenders will be required for a designation of Rosebel Gold Mines N.V., Iamgold Essakane SA, and any Subsidiary with production representing more than 30% of the consolidated production of the Borrower.

(94)

“Obligations” means all obligations of the Borrower to the Lenders under or in connection with this Agreement, including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrower to the Lenders in any currency or remaining unpaid by the Borrower to the Lenders in any currency under or in connection with this Agreement, whether arising from dealings between the Lenders and the Borrower or from any other dealings or proceedings by which the Lenders may be or become in any manner whatever creditors of the Borrower under or in connection with this Agreement, and wherever incurred, and whether incurred by the Borrower alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses. In this definition, the “Lenders” means the Lenders, or any of them.

(95)

“Obligors” means, collectively, the Borrower and each of the guarantors of the Obligations from time to time and does not include Non-Recourse Subsidiaries. At the date of this Agreement, the Obligors are the Borrower, Rosebel Gold Mines N.V. (a Suriname corporation), IAMGOLD Essakane S.A. (a Burkina Faso corporation), AGEM Limited (a Barbados corporation) and Repadre Capital (BVI) Inc. (a British Virgin Islands corporation).

(96)

“Ordinary Course” means, with respect to an action taken by a Person, that the action is consistent with the past practices of the Person and is taken in the usual course of the normal day-to-day operations of the Person.

(97)

“Other Secured Obligations” means the present and future debts, liabilities and obligations of a Restricted Party to any Lender or Affiliate of a Lender under or in connection with (i) cash management arrangements, (ii) other transactions not made under this Agreement if it is agreed in writing after the date of this Agreement by the

Borrower and the Agent acting on the instructions of the Required Lenders that such debts, liabilities and obligations shall be guaranteed, (iii) Derivatives that are permitted under this Agreement, and (iv) commodity spot transactions and currency spot transactions.

However, the debts, liabilities and obligations referred to in the paragraph immediately above shall cease to be Other Secured Obligations if the applicable Lender ceases to be a Lender by reason of assigning all of its rights and obligations under this Agreement or having the Obligations owing to it paid in full as a Declining Lender.

The Required Lenders hereby confirm that any Bilateral LC Facility will constitutes Other Secured Obligations under clause (ii) above, without the need to further obtain instructions from the Required Lenders, on the date the Agent confirm in writing its approval to the Borrower to that effect. For greater certainty, the Agent will consent to any Bilateral LC Facility that complies with the provisions of this Agreement (including under Section 1.1(103)(k)).

(98)

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

(99)	“Participant” is defined in Section 10.4(1).

(100)	“Parties” means collectively the Borrower, the Lenders and the Agent.

(101)

“Pension Plan” means (a) a “pension plan” or “plan” within the meaning of the applicable pension benefits legislation in any jurisdiction of Canada, that is organized and administered to provide pensions, pension benefits or retirement benefits for employees and former employees of any Restricted Party, or (b) any other pension benefit plan or similar arrangement applicable to employees and former employees of any Restricted Party.

(102)

“Permits” means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and other approvals, obtained from or required by a Governmental Authority.

(103)	“Permitted Debt” means:

(a)	the Obligations;

(b)	the Other Secured Obligations to the extent they constitute Debt;

(c)	Debt secured by Permitted Liens;

(d)	Debt of an Obligor to another Obligor;

(e)	Debt of a Restricted Party that is not an Obligor to another Restricted Party;

(f)	for greater certainty, Debt of a Restricted Party to an Obligor;

(g)

Debt of Obligors to Restricted Parties that are not Obligors provided that the Restricted Party to which the Debt is owed has delivered an agreement satisfactory to the Agent by which payment of any amounts owing in respect of the Debt is postponed if a Default has occurred and is continuing or would result from payment, unless (i) the Debt is paid within 90 days of being incurred or (ii) the particular Debt does not exceed US $20,000,000 and the aggregate amount of all such Debts outstanding at any time that are not the subject of such postponement agreements does not exceed US $40,000,000;

(h)	unsecured Debt owed by the Borrower in an aggregate principal amount outstanding at any time of not more than US $100,000,000;

(i)	guarantees permitted by Section 7.5(2)(b), to the extent they constitute Debt;

(j)

Debt owed by a Person at the time the Person becomes a Restricted Party, provided that (a) the Debt has not been incurred in contemplation of the Person becoming a Restricted Party and no Person that was previously or subsequently becomes a Restricted Party incurs any liability for the Debt except that, if required by the terms of the Debt, the Borrower may guarantee the Debt if either (i) the Person becomes an Obligor, or (ii) the aggregate contingent liability of the Borrower under all such guarantees is not at any time more than US $50,000,000;

(k)	Debt owed under Bilateral LC Facilities in an aggregate principal amount outstanding not exceeding at any time US $100,000,000;

(l)

if SEMOS becomes a Restricted Party, (i) Debt of SEMOS to another Restricted Party in respect of the Sadiola Loans, and (ii) Debt of SEMOS to any commercial co-investor of a Restricted Party in SEMOS, or an Affiliate of the commercial co-investor, in an amount that is in the same proportion to the amount of the Sadiola Loans as the Equity Interests in SEMOS of the commercial co-investor are to the Equity Interests in SEMOS directly or indirectly held by the Borrower, and otherwise on substantially the same terms as the Sadiola Loans;

(m)	other unsecured Debt of the Borrower for borrowed money:

(i)	in respect of which no other Person has provided a guarantee or other credit support;

(ii)	that is incurred at a time when no Default has occurred and is continuing and that would not cause any Default to occur;

(iii)	that does not require principal payments until at least 12 months following the maturity date of the Credit at the time the Debt is incurred; and

(iv)	is incurred on terms that are, in the aggregate, not materially more onerous to the Borrower than the terms of this Agreement, other than interest rates and fees payable by the Borrower; and

(n)	the Sub Debt.

(104)	“Permitted Liens” means:

(a)	Liens granted pursuant to the Security Documents;

(b)

Liens granted by a Restricted Party in favour of the Borrower in order to secure any of its indebtedness to the Borrower, provided that the Liens and related indebtedness are assigned by the Borrower to secure the Obligations and Other Secured Obligations;

(c)

Liens, including capital leases, that encumber immovable or real property or movable or personal property acquired by purchase, construction or otherwise, by the Restricted Parties, and that either (i) existed on such property before the time of its acquisition and were not created in anticipation thereof, or (ii) in the case of Liens securing an aggregate principal amount outstanding at any time for all Restricted Parties not exceeding US $125,000,000, were created solely for the purpose of securing Debt of any such Restricted Party representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of their respective property; provided, however, that no such Lien shall extend to or cover any property of any such Restricted Party other than the respective property so acquired and improvements thereon and provided further that the principal amount of any Debt secured by any such Lien shall at no time exceed the fair market value (as determined in good faith by the Borrower) of the respective property at the time it was acquired (by purchase, construction or otherwise);

(d)

Liens in favour of the government of France or any département or other political subdivision, municipality or instrumentality thereof or any party related thereto in respect of the financing pursuant to the “Loi Girardin” of the Camp Caiman mine development project owned by CBJ Caiman SAS at the date of this Agreement;

(e)

Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrower in accordance with GAAP, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party;

(f)

Liens arising by operation of Applicable Law, such as prior claims, legal hypothecs securing the claims of Persons having taken part in the construction or renovation of an immovable and other like Liens arising in the Ordinary Course which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party, provided that the relevant Restricted Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by its auditors;

(g)	statutory Liens incurred or pledges or deposits made under worker’s compensation, unemployment insurance and other social security legislation;

(h)

Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course, provided that the aggregate of the obligations secured does not exceed US $50,000,000 at any time;

(i)

servitudes, easements, rights-of-way, restrictions and other similar encumbrances incurred in the Ordinary Course and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the Property subject thereto or interfere with the ordinary conduct of the business of the Restricted Party;

(j)

Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Restricted Party shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(k)

the reservations, limitations and conditions contained in or implied by statute in any original grants from the Crown of any land or interest therein, statutory exceptions to title to and reservations in respect of a valid discovery with respect to unpatented mining claims, and Liens in favour of the Crown with respect to water rights and patented and unpatented mining claims;

(l)

undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(m)

the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(n)	securities to public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to any Restricted Party;

(o)

Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided, however, that such Liens or covenants do not materially and adversely affect the use of the lands by any Restricted Party;

(p)	Liens consisting of royalties payable in accordance with the terms of the agreements listed on Schedule E;

(q)

statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Restricted Party under Applicable Law relating to the environment or Hazardous Materials to which any Property of such Restricted Party is subject, provided that no Default shall have occurred and be continuing;

(r)

a pledge by the Borrower (originally made by Cambior Inc., a former name of Iamgold-Quebec Management Inc., which has since amalgamated with the Borrower) for the benefit of Golden Star Resources Ltd. or its successors of the Equity Interests of Rosebel sold by Golden Star to Cambior Inc. in May 2002 (being 50% of the then-outstanding Equity Interests of Rosebel) to secure certain royalty payments to Golden Star, Golden Star’s interests having since been transferred to Euro Ressources S.A. and/or Euro Ressources Canada Inc.;

(s)	Liens securing the Bilateral LC Facilities that are in accordance with Section 3.7;

(t)

Liens in respect of cash collateral in an aggregate amount (for all Obligors) up to $50,000,000 securing the obligations of an Obligor in respect of Derivatives entered into with Persons that are not Lenders or Affiliates of Lenders; and

(u)

any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Debt or additional Property (other than a substitution of like Property).

(105)

“Permitted Jurisdiction” means any jurisdiction other than the Syrian Arab Republic, the Republic of Cuba, the Islamic Republic of Iran, the Democratic People’s Republic of Korea, the Federal Republic of Somalia, the Republic of the Sudan, Ukraine and any jurisdiction from time to time subject to economic or financial sanctions or trade embargoes imposed, administered or enforced by the United Nations, the government of the United States, the government of Canada or the European Union (or any member State thereof).

(106)	“Person” or “person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

(107)	“Prime Rate” means, on any day, the greater of:

(a)	the annual rate of interest established by the Agent as its reference rate for that day for commercial loans made by it in Canada in Canadian Dollars;

(b)	the average rate for 30 day Canadian Dollar bankers’ acceptances that appears on the Reuters Screen CDOR Page at 10:00 a.m. Toronto time on that day, plus 1.00% per annum.

(108)	“Prime Rate Advance” means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes availments that are deemed to be Prime Rate Advances under this Agreement.

(109)	“Property” means, with respect to any Person, any or all of its undertaking, property and assets, whether tangible or intangible, and includes rights under Contracts and Permits.

(110)	“Register” is defined in Section 10.3.

(111)	“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

(112)	“Representatives” means, with respect to any Party, its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors.

(113)

“Required Lenders” means Lenders holding, in the aggregate, a minimum of 66-2/3% of the outstanding amount of the Commitments (except that for the purposes of any consent in connection with any action to enforce performance of the Security or pursue any other legal remedy in connection therewith, “Required Lenders” means Lenders or Bilateral LC Lenders holding, in the aggregate, a minimum of 66-2/3% of the aggregate of (a) the outstanding amount of the Commitments and (b) the aggregate exposure amount under the Bilateral LC Facilities).

(114)

“Restricted Distribution” means (i) any payment in cash or in kind that provides an income (including interest or dividend) or a return on, or constitutes a distribution or redemption or other retirement of, the Equity Interest of a Person (other than a dividend paid by way of the issuance of new Equity Interests), and (ii) any voluntary redemption or market repurchase of Notes under the High Yield Notes Indenture (but excluding mandatory redemptions of such Notes).

(115)	“Restricted Parties” means the Borrower and all of its Subsidiaries, including the Obligors, but excluding any Non-Recourse Subsidiary.

(116)	“Sadiola Loans” means loans made by AGEM Ltd., or a wholly-owned Subsidiary of AGEM Ltd., to SEMOS in an aggregate principal amount outstanding at any time that does not exceed US $300,000,000.

(117)	“Security” means the Liens, Guarantees and loss payee designations provided to or for the benefit of the Lenders and the Agent pursuant to Article 3.

(118)	“Security Documents” means any document or agreement evidencing or relating to the Security.

(119)	“SEMOS” means la Société d’Exploration des Mines d’Or de Sadiola S.A., a company incorporated under the laws of Mali.

(120)	“S&P” means Standard & Poor’s, a division of The McGraw Hill Companies, Inc., or any successor to it.

(121)

“Statutory Plan” means any benefit plan that a Restricted Party is required by statute to participate in or contribute to in respect of any current or former employee, director, officer, shareholder, consultant or independent contractor of that Restricted Party, or any dependent of any of them, including the Canada Pension Plan, the Quebec Pension Plan and plans administered pursuant to applicable legislation regarding health, tax, workers’ compensation insurance and employment insurance.

(122)	“Sub Debt” means unsecured subordinated Debt that:

(a)	does not require principal payments until at least 12 months following the Maturity Date; and

(b)

is expressly subordinated to the Designated Senior Debt (as defined in the attached Schedule I) pursuant to subordination provisions in the form attached as Schedule I or other subordination provisions approved by the Required Lenders.

(123)	“Subsidiary” of a Person means any Person Controlled by the first Person or by any Subsidiary of the first Person.

(124)

“Swingline Lender” means, in respect of overdraft utilizations pursuant to Section 2.2, the Lender under the Credit who is the Agent or such other Lender under the Credit selected by the Borrower with the approval of the Agent who is willing to provide such overdraft utilizations.

(125)

“Tangible Net Worth” means, at the date of determination, the aggregate value of the Borrower’s stated share capital, other paid-in capital and contributed surplus and retained earnings less the aggregate value of all intangible assets (including goodwill), in each case excluding amounts attributable to Non-Recourse Subsidiaries, all as determined on a consolidated basis in accordance with GAAP consistently applied.

(126)

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto, and “Tax” has a corresponding meaning.

(127)

“Total Debt” means the Obligations and all other Debt of the Borrower on a consolidated basis that is outstanding at any time, excluding Debt of a Non-Recourse Subsidiary for which no Restricted Party has any obligation of any kind, plus, for any Person that is not a Subsidiary of the Borrower but in which the Borrower directly or indirectly owns any Equity Interest, if a percentage of an amount that would be EBITDA of that Person is included in EBITDA in accordance with Section 1.1(44), a percentage of the consolidated Debt of that Person equal to the Borrower’s direct or indirect percentage ownership of that Person.

(128)

“Total Net Debt Ratio” means, at any time, the ratio calculated by dividing (a) Total Debt at that time less the Restricted Parties’ unencumbered cash and Cash Equivalents at that time and less the market value at that time of the Restricted Parties’ unencumbered gold bullion, by (b) EBITDA for the Borrower’s four most recently completed fiscal quarters.

(129)

“Unencumbered” means, with respect to any asset, that such asset is not subject to any Lien other than the Security and Permitted Liens which arise by operation of Applicable Law (as opposed to being consensually granted).

(130)	“US Dollars”, “US $” and “USD” mean the lawful currency of the United States of America.

(131)

“Welfare Plan” means any deferred compensation, bonus, share option or purchase, savings, retirement savings, retirement benefit, profit sharing, medical, health, hospitalization, insurance or any other benefit, program, agreement or arrangement, funded or unfunded, formal or informal, written or unwritten, that is applicable to any current or former employee, director, officer, shareholder, consultant or independent contractor of any Restricted Party, or any dependent of any of them, except a Pension Plan or a Statutory Plan.

(132)

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2	Construction

The Loan Documents have been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Loan Documents.

1.3	Certain Rules of Interpretation

In this Agreement:

(a)

the division into articles and sections and the insertion of headings and a table of contents in any Loan Document are for convenience of reference only and shall not affect the construction or interpretation of the Loan Document;

(b)	unless specified otherwise or the context otherwise requires, in any Loan Document:

(i)	“the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and

(ii)	all references to specific times are references to Toronto, Ontario time.

1.4	Terms Generally

The definitions of terms in any Loan Document shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document in any Loan Document (including any reference to this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications in any Loan Document), (b) any reference in any Loan Document to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement (or the other Loan Document in which the words appear) in its entirety and not to any particular provision hereof or thereof, (d) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which the references appear, (e) any reference to any law or regulation in any Loan Document shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all Property, including cash, securities, accounts and contract rights.

1.5	Knowledge

In any Loan Document, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of the Party after reviewing all relevant records and making due inquiries regarding the relevant matter.

1.6	Performance on Banking Days

If any action is required to be taken pursuant to any Loan Document on or by a specified date that is not a Banking Day, the action is valid if taken on or by the next Banking Day, except that in the case of a payment in respect of a LIBOR Advance, if the next Banking Day is in a different calendar month then the payment shall be made on the preceding Banking Day.

1.7	Accounting Terms

(1)	In any Loan Document, unless specified otherwise, each accounting term has the meaning assigned to it under GAAP.

(2)

If any business is acquired, discontinued or disposed of during any period in respect of which financial covenants or tests have to be calculated, the historical financial results of such business will be included or excluded (as applicable) in the calculations relating to that period as if the acquisition, disposition or discontinuance had occurred on the first day of said calculation period, but with such adjustments to said historical results as may be acceptable to the Required Lenders.

1.8	Amendment and Restatement

The Initial Credit Agreement is hereby amended and restated in its entirety, without novation of the Initial Credit Agreement and without derogation of the rights and obligations of the parties thereunder (save as amended hereunder). However, from the Effective Date, this Agreement will evidence the agreement of the parties with respect to the matters which are the subject of the Initial Credit Agreement and this Agreement and will supersede any previous agreement with respect to the Credit.

ARTICLE 2

THE CREDIT

2.1	Amount and Availment Options

(1)

Subject to the terms and conditions of this Agreement, the Lenders shall provide, severally (not jointly and not jointly and severally), a credit (the “Credit”) for the use of the Borrower in the aggregate amount of up to US $250,000,000 or the Equivalent Amount in Canadian Dollars. Each Lender’s obligation shall be limited to its respective Applicable Percentage of the Credit.

(2)	At the option of the Borrower, all or a portion of the Credit may be used by:

(a)	requesting the Lenders to make Prime Rate Advances, Base Rate Advances and/or LIBOR Advances;

(b)	presenting orders to the Lenders for acceptance as B/As; and/or

(c)	requesting that L/Cs be issued by the Issuing Bank on behalf of all the Lenders, except that the aggregate face amount of L/Cs outstanding under the Credit at any time shall not exceed US $100,000,000 or the Equivalent Amount in Canadian Dollars and/or Euros.

2.2	Overdraft Utilizations

(1)

Prime Rate Advances or Base Rate Advances may also be obtained from the Swingline Lender by way of overdraft pursuant to procedures agreed on from time to time between the Borrower and the Swingline Lender up to a maximum outstanding amount expressed in Dollars not exceeding US $10,000,000. Any cheque or payment instruction or debit authorization from the Borrower and resulting in an overdraft in any account designated for such purpose will be deemed to be a request for such an Advance in an amount (in a multiple of $10,000 or US $10,000) that is sufficient to cover the overdraft.

(2)

For greater certainty, the said accounts may include accounts of the Borrower and of other Obligors in respect of which consolidation or netting arrangements have been made with the Swingline Lender, including any notional account reflecting any such consolidation or netting of accounts. The outstanding Advances owing to the Swingline Lender shall be calculated after giving effect to said arrangements.

(3)	The notice and minimum amount requirements otherwise applicable to Advances under the Credit do not apply to overdraft utilizations.

(4)

To facilitate overdraft utilizations, the Agent may permit that Prime Rate Advances or Base Rate Advances under the Credit be owing to the Lenders in proportions other than those of their respective Commitments, but the Agent may from time to time (generally on a weekly basis), and will upon the request of the Swingline Lender, make adjustments among the Lenders so that all such Advances be approximately in the proportion of the respective Commitments of the Lenders under the Credit (including the Lender who is the Swingline Lender). Each Lender must fund its share of each adjustment as required by the Agent and in Section 5.8 (adapted accordingly) shall apply to such funding obligations of the Lenders.

(5)

For greater certainty, (i) this Section 2.2 does not authorize the Agent to allow that Advances owing to any Lender (other than the Lender who is the Swingline Lender) exceed the amount of the Commitment of such Lender under the Credit, and (ii) the aggregate amount of the outstanding Advances (including Advances from the Swingline Lender) may not exceed the amount of the Credit.

2.3	Reborrowing

The Credit is a revolving credit and the principal amount of any Advance under the Credit that is repaid may be re-borrowed, if the Borrower is otherwise entitled to an Advance under the Credit.

2.4	Use of the Credit

The Credit may be used to finance the general corporate requirements of the Borrower and its Subsidiaries, including acquisitions permitted under this Agreement and issuance of L/Cs,

but references in this Section to the use of the Credit shall not in any way modify other provisions of this Agreement. Notwithstanding the immediately preceding sentence, the Credit shall not be used (i) to finance a take-over bid or tender offer for the Equity Interests of a Person unless the board of directors (or persons performing similar functions) of the issuer of those Equity Interests has approved the acquisition (it being understood that the use of the Credit to finance the acquisition of Equity Interests of a Person under circumstances that do not constitute a take-over bid or tender offer is not restricted) or (ii) for the purpose of accumulating cash in deposit or investment accounts outside of the ordinary course of business.

2.5	Term and Repayment

The Credit shall be repaid in full and cancelled on the Maturity Date.

2.6	Interest Rates and Fees

(1)

Interest rates on Prime Rate Advances, Base Rate Advances and LIBOR Advances and the rates for calculation of B/A Fees, L/C Fees and standby fees shall be determined and adjusted based on the Total Net Debt Ratio (the “Ratio”) as follows:

Total Net Debt Ratio	Prime Rate and Base Rate Advances	Other Advances	Standby Fee
Less than 1.00 to 1	1.25%	2.25%	0.50625%
Greater than or equal to 1.00 to 1 but less than 1.50 to 1	1.50%	2.50%	0.56250%
Greater than or equal to 1.50 to 1 but less than 2.00 to 1	1.75%	2.75%	0.61875%
Greater than or equal to 2.00 to 1 but less than 2.50 to 1	2.00%	3.00%	0.67500%
Greater than or equal to 2.50 to 1	2.25%	3.25%	0.73125%

All rates (the “Rates”) in the table represent rates per annum. To the full extent permitted by law, each of the Rates specified above, other than the standby fees, shall be increased by 2% per annum if an Event of Default has occurred and is continuing.

(2)

Interest shall accrue and be payable on Prime Rate Advances and Base Rate Advances at the Prime Rate or the Base Rate, respectively, plus the relevant Rate shown under “Prime Rate and Base Rate Advances” in the table in Section 2.6(1). Interest shall accrue and be payable on LIBOR Advances at the LIBO Rate plus the relevant Rate shown under “Other Advances” in that table. The rate for calculation of B/A Fees and L/C Fees shall be the relevant Rate shown under “Other Advances” in that table.

(3)

The Borrower shall pay interest and fees at the applicable rate specified in Section 2.6(1) to the Agent at the Branch of Account on Advances outstanding from time to time, except that the B/A Fee for any B/A shall be paid by each Lender deducting the B/A Fee from the proceeds of the B/A remitted to the Agent pursuant to Section 5.8(3). The Borrower shall pay interest on Prime Rate Advances and Base Rate Advances on each Interest Payment Date. The Borrower shall pay interest on each LIBOR Advance on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than three months, every three months after the date of the relevant LIBOR Advance. The Borrower shall pay L/C Fees quarterly in arrears on the first Banking Day of each of the Borrower’s fiscal quarters.

(4)

The Borrower shall pay a standby fee on the daily unadvanced portions of the Credit at a Rate that shall be adjusted based on the Total Net Debt Ratio and that shall be as specified under “Standby Fee” in the table. The standby fee shall be calculated daily beginning on the date of this Agreement and shall be payable quarterly in arrears on the first Banking Day of each of the Borrower’s fiscal quarters. On final payment of the Obligations, the Borrower shall also pay any accrued but unpaid standby fees.

(5)

On the 45th day after the end of the first, second and third fiscal quarters of each fiscal year of the Borrower and on the 90th day after the end of the fourth fiscal quarter of each fiscal year of the Borrower (the “Rate Determination Date”), the Rates will be modified, if necessary, and determined by the Agent on the basis of the Ratio in effect on the last day of such quarter, and, for any day until the next Rate Determination Date, each such Rate will be as indicated in the row corresponding to the applicable Ratio. Any modification of any Rate will not give rise to adjustments to B/A Fees previously calculated.

(6)

In addition, a Rate Determination Date will be deemed to occur on the first Business Day of any month following the closing of an acquisition contemplated by Section 7.5(4)(c)(v) (a “Significant Acquisition”) and the Rates will be modified, if necessary, and determined by the Agent based on the Ratio in effect on the last day of the most recently completed fiscal quarter of the Borrower in respect of which a Compliance Certificate has previously been delivered to the Agent, with such Ratio being calculated after giving effect to such Significant Acquisition and any previous Significant Acquisition not taken into account in such Compliance Certificate. For any day until the next Rate Determination Date on which the Rates will be determined on the basis of a Ratio giving effect to any such acquisition, each such Rate will be as indicated in the column corresponding to such Ratio.

(7)

On each Rate Determination Date, the Agent will be entitled to calculate the Rates relying on the Compliance Certificate furnished in respect of the Borrower for the applicable quarter or in connection with a Significant Acquisition. If, on any Rate Determination Date, the Agent has not yet received such Compliance Certificate, the Rates in effect until the earlier of (i) receipt of a satisfactory Compliance Certificate in respect of such quarter or Significant Acquisition, and (ii) the next Rate Determination Date will be as if the Ratio was greater than or equal to 2.50 to 1. If such Compliance Certificate is furnished before the next Rate Determination Date, then the Agent will calculate the Rates for each day of the period from the delivery date of the Compliance Certificate until the next Rate Determination Date as if such delivery date was the Rate Determination Date applicable to that period.

(8)	The Agent shall distribute interest and fees for the Credit to the Lenders based on their respective Applicable Percentages.

2.7	Other Fees

The Borrower shall, concurrently with the execution of this Agreement, pay non-refundable extension and arrangement fees as separately agreed between the Borrower and the co-lead arrangers in accordance with the applicable Fee Agreement. The Borrower shall also pay agency fees to the Agent and fronting fees relating to L/Cs to the Issuing Bank in accordance with the applicable Fee Agreement.

2.8	Exchange Rate Fluctuations

If fluctuations in rates of exchange in effect between US Dollars and other relevant currencies cause the amount of Advances (expressed in US Dollars) to exceed the maximum amount of the Credit permitted in this Agreement at any time by 5% or more, the Borrower shall immediately pay the Lenders such amount as is necessary to repay the excess above the permitted maximum amount of the Credit. If the Borrower is unable to immediately do so because LIBOR Periods have not ended, B/As have not matured or L/Cs are outstanding, the Borrower shall immediately post Cash Collateral with the Agent in the amount of the excess, and that Cash Collateral shall be held as security for the Obligations until the amount of the excess is paid in full. If, on the date of any Advance (whether by rollover, conversion or otherwise), the amount of Advances (expressed in US Dollars) exceeds the maximum amount of the Credit because of fluctuations in rates of exchange, the Borrower shall immediately pay the Lenders the excess and shall not be entitled to any Advance that would result in the amount of the Credit being exceeded.

2.9	Increase of the Credit

(1)

At any time from the execution of this Agreement but no later than the 90th day preceding the Maturity Date, the Borrower may, by notice to the Agent, request one or more increases of up to US $100,000,000 in the amount of the Credit (an “increase”). The notice must specify the amount of the proposed increase, which must be a multiple of US $25,000,000, provided that the aggregate amount of all increases of the Credit made pursuant to this Section 2.9 may not exceed US $100,000,000.

(2)

Upon receipt of such notice, the Agent will offer to the Lenders to participate in the increase based on their respective Applicable Percentages. If after such offer, any portion of the increase remains unaccepted, then the Borrower may request the Agent to offer such portion to Persons who are not Lenders, provided that said Persons must qualify as a permitted assignee under Section 10.2.

(3)

If offers made pursuant to Section 2.9(2) have been accepted, the Agent, the Borrower and the Persons who have accepted to participate in the increase will execute an amendment to this Agreement providing that:

(a)	the Credit will be increased by the amount of the increase;

(b)

each Person who has accepted to participate in the increase will have a Commitment equal to the amount of its participation in the increase (or an additional Commitment equal to such amount in the case of a Person who is already a Lender); and

(c)

the new and existing Lenders will make among themselves such assignments of Advances or adjustments as are necessary to ensure that all outstanding Advances are owed to the Lenders in the proportion of their respective Commitments.

(4)

For greater certainty, (i) nothing in this Section 2.9 is intended to commit any Lender to participate or the Agent to arrange for a participation in an increase, (ii) the aggregate amount of all increases under the Credit made pursuant to this Section 2.9 may not exceed US $100,000,000”). Notwithstanding any other provision of this Agreement, an amendment agreement giving effect to an increase under this Section 2.9 will not require the consent of Lenders other than those participating in the increase.

2.10	Extension of Maturity Date

(1)

The Borrower may request that the Maturity Date be extended for a one-year period by delivering to the Agent a written notice to that effect between 90 and 60 days prior to March 31 of each year. If all Lenders who have Commitments agree to the extension request within 45 days from the receipt of such notice, the Agent will notify the Borrower of same and the Maturity Date will be extended for a period of one year from the then current date of the Maturity Date. Subject to paragraph 2.10(2) below, unless all such Lenders agree to the extension request within said 45 day period, the Maturity Date will not be extended and the Advances under the Credit will be repayable on the then current Maturity Date.

(2)

If the Required Lenders have agreed to an extension of the Maturity Date within the period specified in Section 2.10(1), the Agent will notify the Borrower of same together with specifying the names of the Lenders who have not provided their consent (the “Non-Extending Lenders”). After receipt of such notice and until the 30th day following such notification, the Borrower will be entitled to exercise any of the following options (or a combination of both):

(a)

the Borrower may require that each such Non-Extending Lender assign its rights under the Credit to another Person who qualifies as an assignee under Section 10.2 and who has agreed to assume the Commitment of such Non-Extending Lender and to consent to the extension, provided that no such assignment and assumption will be effective unless the consideration payable to such Non-Extending Lender for the assignment includes all amounts owed to such Non-Extending Lender in respect of the Credit and is paid to the latter by the assignee; Section 10.2 will apply (adapted accordingly) to the said assignment and assumption;

(b)

the Borrower may cancel in its entirety the Commitment of each Non-Extending Lender provided that no such cancellation will be effective unless all amounts owed to such Non-Extending Lender in respect of the Credit are paid to the latter;

(c)

upon written notice to the Agent, the Borrower may elect to maintain the existing Maturity Date applicable to the Commitments of the Non-Extending Lender while extending the Maturity Date applicable to the Commitments of those Lenders that have agreed to the extension request;

(d)	the Borrower may withdraw the applicable extension request.

(3)

Any Non-Extending Lender shall provide to the Borrower its full cooperation in facilitating the assignment of the applicable Commitment of such Non-Extending Lender to an assignee permitted hereunder (which assignee may be another Lender, if such assignee Lender accepts such assignment) identified by the Borrower that is ready, willing and able to be an assignee with respect thereto. If an extension request has been made and if, within 45 days after receipt by the Lenders of the notice of the extension request from the Agent, the Required Lenders have not approved in writing the extension of the Maturity Date requested in an extension request, the Maturity Date shall not be extended pursuant to such extension request. The Agent shall promptly notify the Lenders and the Borrower of (y) any extension of the Maturity Date pursuant to this Section 2.10, and (z) any Lender which becomes a Non-Extending Lender.

ARTICLE 3

SECURITY

3.1	Guarantees

The Borrower shall deliver or cause the delivery of unconditional guarantees of the Obligations by each of the Material Subsidiaries and of any other Restricted Party of the Borrower that has provided a guarantee pursuant to the High Yield Notes Indenture, as well as unconditional guarantees of the Other Secured Obligations by the Borrower and each of the Material Subsidiaries, in each case in favour of the Agent for the benefit of the Lenders. The Guarantees must be in form and substance satisfactory to the Agent, acting reasonably, and must be unlimited except for limits imposed under Applicable Law of the respective Obligors. The Borrower shall not be required to deliver or cause the delivery of a guarantee by a Material Subsidiary if doing so is prohibited by or exceeds the amount permitted by Applicable Law (in which case the guarantee of such Material Subsidiary shall be limited to such maximum amount) or if the Agent, in consultation with the Borrower, determines that the cost of obtaining such a guarantee is excessive in relation to the value of the guarantee to the Lenders.

3.2	Security over Assets

(1)

To secure the performance of the Obligations and Other Secured Obligations, each Obligor organized in Canada or the United States or which has assets located in Canada and the United States must provide in favour of the Agent and the Lenders security over all of its material personal and real property, tangible and intangible, present and future, provided that, subject to the following sentence, such security shall only be required to be created and perfected under the laws in effect in Canada and the United States. The Equity Interest of the Borrower and its Subsidiaries in Material Subsidiaries must also be pledged to the Agent and the Lenders. The Borrower must ensure, to the extent permitted by law, that such Equity Interests are evidenced by certificates and must deliver to the Agent all such certificates (along with stock powers duly executed in blank). The Borrower shall not be required to deliver or cause the delivery of security by a Material Subsidiary or a pledge of the Equity Interests of a Material Subsidiary if doing so is prohibited by or exceeds the amount permitted by Applicable Law (in which case the security of such Material Subsidiary will be limited to such maximum amount) or if the Agent, in consultation with the Borrower, determines that the cost of obtaining such security or pledge is excessive in relation to the value of the security or pledge to the Lenders. The Agent confirms that, in accordance with the foregoing, the Agent has determined that no pledge shall be required in respect of the Equity Interests of any Subsidiary incorporated under the laws of Burkina Faso.

(2)

Notwithstanding Section 3.2(1), until the occurrence and during the continuance of an Event of Default, the security to be provided by any Obligor shall not be required to be perfected on mining rights other than those associated with the mines commonly known as Côté Gold, Ontario and Westwood, Québec (as such mines are further described in the Security Documents). For greater certainty, any Obligor may sell or otherwise dispose of, or deal with, any mining rights in respect of which the security is not required to be perfected, unless an Event of Default has occurred and is continuing or unless such sale, disposition or other dealing would be prohibited by Section 7.5. The Agent and the Lenders agree that, at the request and expense of the Borrower, the Agent and the Lenders will promptly provide any further assurances that may be reasonably necessary in connection with any sale, disposition or other dealing with any mining rights in accordance with this Section 3.2(2).

3.3	Insurance

The Borrower will cause the Agent (or its representative) to be named as loss payee and additional insured on all insurance policies relating to the assets covered by the Security. Each policy covering real property and equipment must contain a “mortgage clause”. The Borrower must furnish to the Agent evidence that the insurance coverage required pursuant to Section 7.2(3) is in effect. The Borrower must promptly give the Agent notice of any material loss.

3.4	Obligations Secured by the Security

(1)	Unless otherwise agreed by the Lenders among themselves, the Security shall support the following obligations pari passu with each other:

(a)	the Obligations; and

(b)	the Other Secured Obligations.

(2)	Other Secured Obligations shall not cease to be guaranteed and secured by the Security without the prior written consent of the applicable Holder to whom the Other Secured

Obligations are owed, although Other Secured Obligations shall cease to be such as contemplated in Section 1.1(97). If the Obligations have been indefeasibly paid in full and the Commitments have been cancelled, the Holders shall release their interest in the Security on receiving Cash Collateral to secure the Other Secured Obligations, in an amount satisfactory to the Holders to whom Other Secured Obligations are owed, acting reasonably.

(3)

Notwithstanding the rights of Holders to benefit from the Security in respect of the Other Secured Obligations, all decisions concerning the Security (including the enforcement and release thereof) shall be made by the Lenders or the Required Lenders in accordance with this Agreement and no Holder shall have any additional right to participate in decisions concerning the Security or their enforcement or release as a result of holding Other Secured Obligations as long as this Agreement remains in force. Notwithstanding the termination of this Agreement by reason of payment of the Credit, or for any other reason, the Other Secured Obligations shall continue to be guaranteed and secured by the Security. After the termination of this Agreement, decisions concerning the Security shall be made by the Holders as they may determine among themselves.

(4)

The Agent will also act as secured party (or, in Québec, hypothecary representative) to hold the Security for the benefit of the Holders and, by accepting the benefit of the Security, the Holders will accept such appointment under the terms and conditions of this Agreement (including the foregoing provisions on decisions and the provisions of Article 9 adapted accordingly).

3.5	Future Material Subsidiaries

If at any time, a Material Subsidiary or another Subsidiary of the Borrower becomes obligated to provide the Security pursuant to Sections 3.1 and 3.2, the Borrower shall promptly cause that Subsidiary to become an Obligor and deliver the Security as required by Section 3.1 and 3.2.

3.6	Validity of the Security and Contents of Security Documents

The Security must be perfected and first-ranking (subject to Permitted Liens) at all times with respect to all property intended to be covered thereby. Each Security Document must be in form and substance satisfactory to the Agent, acting reasonably, and remain valid and in force at all times. The Security Documents will be accompanied by such legal opinions, search results and certificates as the Agent may reasonably require.

3.7	Other Obligations

The Lenders, the Agent and the Borrower acknowledge that, in accordance with Section 3.4(1), all Obligations and all Other Secured Obligations shall be supported by the Security on a pari passu basis. The Lenders also acknowledge that the terms of the Bilateral LC Facilities may include provisions requiring the Obligors to cash-collateralize their obligations to the applicable Bilateral LC Lender in connection with the applicable Bilateral LC Facility following an Event of Default. The Lenders, the Agent and the Borrower agree that, if an Event of Default has occurred and is continuing, (i) any Cash Collateral provided by the Obligors in respect of the Obligations, and (ii) any cash collateral provided by the Obligors in respect of the Other Secured Obligations (including the Bilateral LC Facilities), must be provided and shared proportionately among the Lenders and the Holders (including the Bilateral LC Lenders), based on the aggregate amount of all Obligations (whether or not relating to L/Cs) and the Other Secured Obligations, and shall be used to secure the respective obligations. The Lenders, the Agent and the Borrower also agree that, if payment of the Obligations has been accelerated following an Event of Default or an equivalent event has occurred with respect to any Other Secured Obligations, any payment made by the Obligors in respect of the Obligations or the Other Secured Obligations (including the Bilateral LC Facilities), must be made to and shared proportionately among the Lenders and the Holders (including the Bilateral LC Lenders), based on the aggregate amount of all Obligations (whether or not relating to L/Cs) and the Other Secured Obligations, and shall be used to discharge the respective obligations. If any Bilateral LC Lender, any Lender, or any other Holder receives more than its proportionate share in any such circumstances, the recipient shall hold the excess amount in trust for, and immediately pay it to, those that received less than their respective proportionate shares. The Lenders, the Agent and the Borrower agree that this Section 3.7 shall remain binding on them as long as the Bilateral LC Facilities and the Obligations and/or Other Secured Obligations remain outstanding.

ARTICLE 4

CONDITIONS PRECEDENT TO EFFECTIVENESS

4.1	Conditions Precedent to Effectiveness

Unless waived in accordance with Section 9.7(2), this Agreement will become effective on the date (the “Effective Date”) on which the Agent confirms to the Borrower and the Lenders that the Agent has received each of the following documents. Where delivery of documents is referred to, the documents shall be delivered to the Agent, for and on behalf of the Lenders, and shall be, where applicable, duly executed by all parties thereto and otherwise in full force and effect and in form and substance satisfactory to the Lenders.

(1)	Other Debt and Liens. The Agent shall have received:

(a)	evidence that the EDC Debt (as defined in the Initial Credit Agreement) has been or will be paid and performed in full concurrently with the Effective Date; and

(b)

releases, discharges and postponements (in registrable form where appropriate) covering all Liens affecting any Property of each Restricted Party which are not Permitted Liens and all statements and acknowledgements that are required in respect of other Liens affecting the Property of the Restricted Party to confirm that those Liens are Permitted Liens.

(2)	Financial Information. The Agent shall have received the unaudited consolidated financial statements of the Borrower for its most recent completed fiscal quarter; and

(3)	Security and Other Documents. The Agent shall have received:

(a)	duly executed copies of this Agreement and the Security Documents, duly registered as required;

(b)

an acknowledgement by each Obligor that the Security Documents to which it became a party prior to the date hereof continue to secure the obligations intended to be guaranteed or secured thereby under Article 3;

(c)	certificates of insurance or other evidence that the covenants and conditions of the Loan Documents concerning insurance coverage are being complied with;

(d)	a duly executed copy of the Fee Agreements.

(4)	Corporate and Other Information. The Agent shall have received:

(a)

a certificate of the Borrower, certifying as to its Constating Documents (copies of which are attached to that certificate), a list of its officers and directors with specimens of the signatures of those who are executing Loan Documents on its behalf, and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents (including in respect of additional Other Secured Obligations provided for under this Agreement);

(b)

a certificate of each Obligor (other than the Borrower), certifying as to the amendments to its Constating Documents since January 28, 2016 (copies of which are attached to that certificate), a list of its officers and directors with specimens of the signatures of those who are executing Loan Documents on its behalf, and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents (including in respect of additional Other Secured Obligations provided for under this Agreement);

(c)	a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each Obligor;

(d)	evidence that the delivery of Loan Documents will not contravene Applicable Law governing financial assistance or other similar subjects that affect the Loan Documents; and

(e)	copy of the permit issued by the Foreign Exchange Commission (Suriname).

(5)	Opinions. The Agent shall have received the opinion of Blake Cassels & Graydon LLP, Canadian counsel to the Obligors, addressed to the Agent and the Lenders.

(6)	Other Matters. The following conditions must be satisfied:

(a)

the Agent must have received payment of all fees payable to the Agent, the Lenders or any of them on or before the first Advance under this Agreement, and the reimbursement of all expenses incurred including legal fees;

(b)	no Default shall have occurred and be continuing;

(c)	no “Default” under and as defined in the High Yield Notes Indenture shall have occurred and be continuing;

(d)

nothing shall have occurred (nor shall any Lender become aware of any facts not previously known), which the Required Lenders determine is reasonably likely to have a Material Adverse Effect on the position of the Borrower set forth in the Borrower’s financial statements for the fiscal period ended December 31, 2016;

(e)	the Agent shall have received such other documents as the Lenders may reasonably require.

4.2	Conditions Precedent to all Advances

In addition to the other conditions precedent specified in this Agreement, the obligation of the Lenders to make any Advance is subject to the conditions precedent that:

(a)	no Default has occurred and is continuing on the Advance Date, or would result from making the Advance;

(b)	the Agent has received timely notice as required under Section 5.5;

(c)

neither the Agent nor any Lender shall have received notice under subsection 224(1.1) of the Income Tax Act (Canada) or any successor provision thereto or any comparable provision of any other taxing statute in respect of any Obligor; and

(d)	all other terms and conditions of this Agreement on which an Advance may be obtained are fulfilled.

ARTICLE 5

ADVANCES

5.1	Lenders’ Obligations Relating to L/Cs

(a)

Notwithstanding that L/Cs are issued by the Issuing Bank, it is the intention of the Parties that the ultimate credit risk and exposure of any Lender be in accordance with its overall Applicable Percentage of the Credit. Each Lender shall immediately indemnify the Issuing Bank for that Lender’s Applicable Percentage of any payment made by the Issuing Bank in respect of an L/C for which the Issuing Bank is not immediately reimbursed by the Borrower, and shall do all such things, including purchases of participations in Advances made by the Issuing Bank, as shall be required to ensure that result. Any such action on the part of the Lenders shall be binding on the Borrower. If the rating by Standard & Poors or Moody’s of the non-credit-enhanced senior debt of any Lender (other than a Lender at the date of this Agreement) is at any time less than “A” or “A2” respectively, that Lender shall, if requested by an Issuing Bank, provide Cash Collateral (in a form satisfactory to the Issuing Bank acting reasonably) to secure that Lender’s obligations with respect to L/Cs under this Section 5.1.

(b)	Each Lender acknowledges and agrees that its obligations under this Section 5.1 in respect of L/Cs are absolute, unconditional and irrevocable and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any L/C, the occurrence and continuance of a Default or the reduction or termination of its Commitment, and that any payment it is required to make pursuant to its obligations shall be made without any offset, abatement, withholding or reduction whatsoever.

(c)

If any Lender fails to take the actions required under this Section 5.1, the Agent may, without prejudice to the other rights of the Lenders, make such adjustments to the payments to the Defaulting Lender under this Agreement as are necessary to compensate the other Lenders for the Defaulting Lender’s failure.

5.2	Evidence of Indebtedness

The Agent shall maintain records concerning the Obligations and each Lender shall maintain records concerning those Advances it has made. The records maintained by the Agent and by the Issuing Bank relating to L/Cs shall constitute prima facie evidence of the Obligations and all related details. The failure of the Agent or any Lender to correctly record any detail relating to an Advance shall not, however, adversely affect the obligation of the Borrower to pay any of the Obligations in accordance with this Agreement.

5.3	Calculation and Other Matters Regarding Interest and Fees

(1)

All interest on Prime Rate Advances, Base Rate Advances and LIBOR Advances shall accrue from day to day and shall be payable in arrears, calculated on the actual number of days elapsed from and including the date of Advance or the previous date on which interest was due in accordance with Section 2.6, as the case may be, to but excluding the date on which interest is due. If interest is not paid on the date it is due, the principal amount shall continue to bear interest at the rate that is applicable to the particular type of Advance from time to time in accordance with Section 2.6(1), both before and after maturity, default and judgment, and overdue interest shall bear interest at the same rate, compounded monthly, and be payable on demand. Notwithstanding the immediately preceding sentence, upon the expiry of the LIBOR Period applicable to any LIBOR Advance, the principal amount and any overdue interest with respect to that LIBOR Advance shall bear interest calculated at the rates applicable to Base Rate Advances.

(2)

Interest and fees shall be calculated on the basis of a calendar year unless otherwise specified. Interest calculated with reference to the LIBO Rate and Base Rate (when the Federal Funds Effective Rate applies) shall be calculated on the basis of a year of 360 days and the B/A Discount Rate shall be calculated on the basis of a year of 365 days. Any rate that is calculated with reference to a period (the “deemed interest period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying that rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period. All calculations of interest and fees under the Loan Documents shall be made on the basis of the nominal rates described in this Agreement and not on the basis of effective yearly rates or on any other basis that gives effect to the principle of deemed reinvestment. The Parties acknowledge that there is a material difference between the stated nominal rates and effective yearly rates taking into account reinvestment, and that they are capable of making the calculations required to determine effective yearly rates.

(3)

In this Section 5.3, any reference to a “calendar year” means the calendar year in which the period for which the calculation in question falls. If the period falls in two calendar years, one of which is a leap year, the calculation shall be done separately for the parts of the period that fall in each calendar year and the calculated amounts for each period shall be added.

(4)

The B/A Fee for a B/A is calculated by multiplying the face amount of the B/A by the rate for calculation of the B/A Fee specified in Section 2.6, and multiplying the result by a fraction, the numerator of which is the term of the B/A and the denominator of which is the number of days in the calendar year. The B/A Fee shall be payable in Dollars.

(5)

The B/A Discount Proceeds for a B/A are equal to the face amount of that B/A multiplied by the price and shall be rounded to the nearest full cent, with one half of one cent being rounded up. The price is calculated by dividing one by the sum of one plus the product of (i) the B/A Discount Rate applicable to that B/A expressed as a decimal fraction, multiplied by (ii) a fraction, the numerator of which is the term in days of that B/A and the denominator of which is 365. The price shall be rounded to the nearest multiple of 0.00001%.

(6)

The L/C Fee for an L/C is calculated by multiplying the face amount of the L/C by the rate for calculation of the L/C Fee specified in Section 2.6, and multiplying the result by a fraction, the numerator of which is the number of days elapsed from and including the issuance or renewal of the L/C or the previous date on which the L/C Fee was due, as the case may be, to but excluding the date on which the L/C Fee is due or the L/C is drawn or cancelled, as the case may be, and the denominator of which is the number of days in the calendar year. The L/C Fee for an L/C issued (i) in Dollars shall be payable in Dollars, (ii) in US Dollars shall be payable in US Dollars and (iii) in any currency other than Dollars or US Dollars shall be payable in US Dollars.

(7)

The standby fee shall be calculated daily on the undrawn portion of the Credit at the rate for calculation of the standby fee specified in Section 2.6, beginning on the date of this Agreement, and each payment shall cover the period from and including the date of this Agreement or the previous date on which the standby fee was due in accordance with Section 2.6, as the case may be, to but excluding the date on which the standby fee is due. The overdraft availability pursuant to Section 2.2 (whether used or not) shall be deemed to be part of the undrawn portion of the Credit for purposes of the calculation of the standby fee. The standby fee shall be payable in US Dollars.

(8)

If the Borrower fails to pay when due any amount payable under any Loan Document for which interest is not otherwise provided in this Agreement or another relevant Loan Document, the Borrower shall, on demand, pay interest on the overdue amount to the Agent from and including the due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at the rate of interest determined from time to time in accordance with Section 2.6(1) that is applicable to Prime Rate Advances (if the amount is denominated in Canadian dollars) or Base Rate Advances (if the amount is denominated in US dollars), in each case compounded monthly.

(9)

If the Borrower deposits cash as Cash Collateral pursuant to a requirement under this Agreement, the Agent or the Lender or Lenders will hold the cash in an interest bearing account with the interest to be credited to the Borrower if and when the Cash Collateral is returned to the Borrower.

(10)

The Parties intend to comply with Applicable Law relating to usury. Notwithstanding any other provision of this Agreement or any other Loan Document, in no event shall any Loan Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Lenders or the Agent of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada). Where more than one Applicable Law applies to any Obligor, that Obligor shall not be obliged to make payment in an amount or at a rate higher than the lowest permitted amount or rate. If from any circumstance whatever, fulfilment of any provision of any Loan Document would result in exceeding the highest rate or amount permitted by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If from any circumstance the Agent or the Lenders shall ever receive anything of value as interest or deemed interest under any Loan Document that would result in exceeding the highest lawful rate or amount of interest permitted by Applicable Law, the amount that would be excessive interest shall be applied to the reduction of the principal amount of the Credit, and not to the payment of interest, or if the excessive interest exceeds the unpaid principal balance of the Credit, the amount exceeding the unpaid balance shall be refunded to the Borrower. For the purposes of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive.

5.4	Conversions, Rollovers, Renewals, Repayments and Reductions

(1)	Subject to the other terms of this Agreement, the Borrower may from time to time:

(a)	convert all or any part of the outstanding amount of any LIBOR Advance into a Base Rate Advance in the same principal amount, or vice versa;

(b)	convert all or any part of the outstanding amount of any Advance by way of B/As into a Prime Rate Advance in the same principal amount, or vice versa;

(c)

rollover all or any part of the outstanding amount of any LIBOR Advance at the end of the LIBOR Period as a new LIBOR Advance or rollover all or any part of the outstanding amount of any Advance by way of B/As as a new Advance by way of B/As;

(d)	renew an L/C at its maturity date by extending the maturity date; and

(e)	in circumstances not mentioned in items (a) to (d) immediately above, concurrently repay one Advance and obtain a different type of Advance.

(2)	Subject to giving notice required by Section 5.5, the Borrower may from time to time repay Advances outstanding under the Credit without penalty, except that:

(a)

LIBOR Advances may not be paid before the end of the applicable LIBOR Periods unless the Borrower indemnifies the relevant Lenders for any loss or expense that the Lenders incur as a result, including any breakage costs; and

(b)

No B/A may be paid before its maturity date. The Borrower may provide Cash Collateral in an amount equal to the face amount of any or all outstanding B/As if the Borrower concurrently repays all corresponding BA Equivalent Loans and Cash Collateral is provided pro rata to the Lenders that have accepted B/As.

(3)

The Borrower may from time to time, by giving not less than five Banking Days’ notice to the Agent and paying all accrued and unpaid standby fees on the amount to be cancelled or reduced to the effective date of cancellation or reduction, irrevocably notify the Agent of the cancellation of the Credit or of the permanent reduction of the committed amount of the Credit by an amount that must be a minimum of US $10,000,000 and a whole multiple of US $1,000,000. Any reduction shall be applied pro rata to the respective Commitments of the Lenders under the Credit. The Borrower shall have no right to any reinstatement of any previously committed amount of the Credit after any cancellation or reduction.

5.5	Notice of Advances and Payments

(1)

The Borrower shall give the Agent irrevocable notice, in the form attached as Schedule D, of any request for any Advance to it. The Borrower shall also give the Agent irrevocable notice in the same form of any payment by it of any Advance (whether resulting from repayment, prepayment, rollover or conversion).

(2)

Notice for B/As or LIBOR Advances shall be given not later than the third Banking Day before the Advance Date or date of payment. Notice for an Advance by way of L/C shall be given not later than the third Banking Day before the Advance Date or at such earlier time as Issuing Bank may reasonably require so that it has sufficient time to review the proposed form of L/C. Notice for a Prime Rate Advance or Base Rate Advance shall be given on or before the Banking Day before the Advance Date or date of payment.

(3)

Notices shall be given not later than 10:00 a.m. on the date for notice. Payments (except those being made solely from the proceeds of rollovers and conversions) must be made before 11:00 a.m. on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Banking Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

5.6	Size and Term of Advances

(1)	Each Prime Rate Advance or Base Rate Advance shall be in an aggregate minimum amount of $1,000,000 or US $1,000,000, respectively and in a whole multiple of $100,000 or US $100,000, respectively.

(2)

Each Advance of B/As shall be in an aggregate minimum amount of $1,000,000 and in a whole multiple of $100,000. In its notice requesting an Advance of B/As, the Borrower shall select a term of one, two, three or six months to apply to the Advance.

(3)

Each LIBOR Advance shall be in minimum amount of US $1,000,000 and a whole multiple of US $100,000. In its notice requesting a LIBOR Advance, the Borrower shall select a LIBOR Period of one, two, three or six months to apply to any particular LIBOR Advance.

(4)

Terms of B/As and LIBOR Periods of lengths other than those specified in Sections 5.6(2) and 5.6(3) shall also be available at the discretion of the Lenders from time to time and the Agent may, in circumstances of market disruption or illiquidity, restrict the term or maturity dates of B/As and/or LIBOR Advances. No B/A may mature and no LIBOR Period may end on a date that is not a Banking Day, after the maturity date of the Credit, or after a date on which the Credit is required to be reduced if that would adversely affect the Borrower’s ability to make the reduction.

(5)

Each L/C issued under this Agreement shall have a term that is not more than one year after its issuance date or renewal date (which may extend beyond the then-current maturity date of the Credit), but may provide for automatic extension of its term for successive periods of up to one year each as long as the Issuing Bank has the right to avoid automatic extension by giving notice to the beneficiary of the L/C before the extension becomes effective. An L/C may otherwise be renewed by the Borrower subject to complying with the terms of this Agreement applicable to an Advance by way of L/C. On the cancellation of the Credit, the Borrower shall arrange for all outstanding L/Cs to be returned to the Issuing Bank for cancellation or, with the concurrence of the Issuing Bank, provide Cash Collateral to the Issuing Bank in an amount sufficient to fully secure all outstanding L/Cs and all L/C Fees for the remainder of their respective terms, in which case the Cash Collateral shall be held by the Issuing Bank in place of the Security.

5.7	Payment of B/As, LIBOR Advances and L/Cs

(1)

Subject to Section 8.2, the Borrower shall provide for the following by giving notice under Section 5.5 requesting a rollover or conversion if the Borrower is otherwise entitled to an Advance, or by delivery of payment:

(a)	payment to the Agent at the Branch of Account of the full face amount of each B/A for value on the date of its maturity;

(b)	payment to the Agent at the Branch of Account of the amount of each LIBOR Advance for value on the last day of the applicable LIBOR Period; and

(c)	payment to the Issuing Bank at the office where an L/C was issued of each amount paid to the beneficiary of the L/C for value on the date on which the Issuing Bank makes a payment.

(2)

If the Borrower fails to provide for payment in accordance with Section 5.7(1), the Agent shall deem a Prime Rate Advance to have been made in the case of failure to provide for a B/A or Canadian Dollar L/C or a Base Rate Advance to have been made in the case of failure to provide for a LIBOR Advance or US Dollar L/C. The Agent shall immediately give notice of a deemed Advance to the Borrower and the Lenders and, in the case of a deemed Advance relating to an L/C, the Lenders shall remit their respective shares of the Advance to the Agent for the account of the Issuing Bank.

(3)

If an L/C is issued in a currency other than Canadian Dollars or US Dollars, the Agent may convert the amount that the Borrower does not provide for pursuant to Section 5.7(1) into Canadian Dollars or US Dollars. A Prime Rate Advance or Base Rate Advance, respectively, will then be deemed to have been made under Section 5.7(2). The Borrower shall repay the converted amount in Canadian Dollars or US Dollars as applicable, with interest, rather than the original currency in which the L/C was issued, notwithstanding Section 11.5.

5.8	Co-ordination Prime Rate, Base Rate, B/A and LIBOR Advances

(1)

The Agent shall advise each Lender of its receipt of a notice pursuant to Section 5.5 requesting a Prime Rate, Base Rate or LIBOR Advance or Advance of B/As on the day that notice is received from the Borrower and shall, as soon as possible, advise each Lender of that Lender’s share of the Advance. Each Lender’s share shall be based on its Applicable Percentage, but if the Agent determines that a Lender’s Applicable Percentage would result in its share of an Advance of B/As not being a whole multiple of $100,000, as the case may be, the Agent may increase or reduce the amount to be advanced by that Lender in the Agent’s sole discretion to the extent necessary to make the amount a whole multiple.

(2)	The LIBOR Period applicable to a LIBOR Advance and the maturity date for an Advance of B/As shall be identical for each Lender.

(3)

Each Lender shall deliver its share of the Advance to the Agent not later than 1:00 p.m. on the Advance Date, for value on that date. Each Lender’s share of an Advance by way of B/As shall be delivered net of the applicable B/A Fee. Unless the Agent otherwise notifies the Lender, the amount to be delivered by the Lender shall be net of the amount required to repay other Advances it has made that are being repaid, rolled over or converted on that date.

(4)

If the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the Borrower the amount delivered by each Lender by crediting the Designated Account before 2:00 p.m. on the Advance Date, but if the conditions precedent to the Advance are not met by 2:00 p.m. on the Advance

Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until the Advance is made.

(5)

Any difference between the actual proceeds of a newly issued B/A and the amount required to pay a maturing B/A that is being rolled over or the amount required to pay a Prime Rate Advance that is being converted to B/As, any difference between the actual proceeds of an Advance and the amount required to repay any Advance that is concurrently being repaid and any difference between the actual proceeds of an Advance and the amount required to fulfill any specific use of the proceeds that the Borrower has directed the Agent to make, shall be paid by the Borrower to the Agent from its own resources by 1:00 p.m. on the Advance Date.

5.9	Availability, Changed Circumstances Etc.

(1)

The availability of B/As (including by way of conversions or renewals) is at any time subject (i) to funds being available for such purpose in the Canadian money market and the B/A Discount Rate being available, and (ii) to the Agent not having been notified by a Lender or Lenders with a Commitment or Commitments representing in the aggregate more than 50% of all Commitments that the B/A Discount Rate is less than their effective funding cost for B/As issued by the Borrower to be sold on the Canadian money market. The Agent will notify the Borrower if B/As cease to be so available, either generally in the case of clause (i) or with the particular Lenders to which clause (ii) applies, as well as when availability resumes. For so long as B/As are not available with any particular Lender by reason of the foregoing, Advances with such Lender that otherwise would have been made by way of B/As will be made by way of Prime Rate Advances.

(2)	If the Agent is advised of a determination by:

(a)	a Lender that it is unable to obtain US Dollars in the London inter-bank market,

(b)

a Lender that any Applicable Law has made it unlawful or prohibits such Lender from making or maintaining LIBOR Advances, or has imposed costs or constraints on such Lender that do not exist on the date hereof in respect of LIBOR Advances, or

(c)

a Lender or Lenders with a Commitment or Commitments representing in the aggregate more than 50% of all Commitments that the LIBO Rate is less than such Lender or Lenders effective funding cost for making or maintaining LIBOR Advances, the Agent will so notify the Borrower and no new LIBOR Advances, no conversion into LIBOR Advances and no renewal of LIBOR Advances may be made with such Lender or Lenders from the date of the notice until the cause of such determination has ceased to exist. In any such case, Advances with such Lender or Lenders that otherwise would have been made by way of LIBOR Advances in the applicable currency will be made by way of Base Rate Advances.

5.10	Execution of B/As

(1)

To facilitate the acceptance of B/As under this Agreement, the Borrower appoints each Lender as its attorney to sign and endorse on its behalf, as and when considered necessary by the Lender, an appropriate number of orders in the form prescribed by that Lender.

(2)

Each Lender may, at its option, execute any order in handwriting or by the facsimile or mechanical signature of any of its authorized officers, and the Lenders are authorized to accept or pay, as the case may be, any order of the Borrower that purports to bear such a signature notwithstanding that the signatory has ceased to be an authorized officer of the Lender. Any such order or B/A shall be as valid as if the individual were an authorized officer at the date of issue of the order or B/A.

(3)

Any order or B/A signed by a Lender as attorney for the Borrower, whether signed in handwriting or by the facsimile or by facsimile or mechanical signature may be dealt with by the Agent or any Lender to all intents and purposes and shall bind the Borrower as if duly signed and issued by the Borrower.

(4)

The receipt by the Agent of a notice requesting an Advance by way of B/As shall be each Lender’s sufficient authority to execute, and each Lender shall, subject to the terms and conditions of this Agreement, execute orders in accordance with that request and the advice of the Agent given pursuant to Section 5.8. The executed orders shall be deemed to have been presented for acceptance.

5.11	Funding of B/As

(1)

It shall be the responsibility of each Lender to arrange, in accordance with normal market practice, for the sale on each Advance Date of the B/As issued by the Borrower and to be accepted by that Lender, failing which the provisions of this Agreement relating to Non B/A Lenders shall apply.

(2)

Notwithstanding any other provision of this Agreement, the amount to be transferred by a Lender to the Agent in connection with any B/A accepted by that Lender shall be determined by the B/A Discount Proceeds calculated with respect to the B/A rather than the actual proceeds of any sale of that B/A. Accordingly, in respect of any particular B/A accepted by it, a Lender (a) shall be entitled to retain for its own account the amount, if any, by which any actual proceeds of sale exceed the calculated B/A Discount Proceeds with respect to the B/A, and (b) shall be required to pay out of its own funds the amount, if any, by which the actual proceeds of sale are less than the calculated B/A Discount Proceeds.

(3)

Whenever the Borrower requests an Advance that includes B/As, each Lender that is not permitted by Applicable Law or by customary market practice to accept B/As or for any other reason elects by notice to the Agent from time to time not to do so (a “Non B/A Lender”) shall, in lieu of accepting its pro rata amount of B/As, make available to the Borrower on the Advance Date a loan (a “B/A Equivalent Loan”) in Canadian Dollars and in an amount equal to the B/A Discount Proceeds of the B/As that the Non B/A Lender would otherwise have accepted, less the B/A Fee that would otherwise have been applicable. The B/A Equivalent Loan shall have a term equal to the term of the B/As that the Non B/A Lender would otherwise have accepted and the Borrower shall, at the end of that term, be obligated to pay the Non B/A Lender an amount equal to the aggregate face amount of the B/As that it would otherwise have accepted. All provisions of this Agreement applicable to B/As and Lenders that accept B/As shall apply mutatis mutandis to B/A Equivalent Loans and Non B/A Lenders and, without limiting the foregoing, Advances shall include B/A Equivalent Loans.

5.12	Other B/A Provisions

(1)

The Borrower shall not claim from a Lender any days of grace for the payment at maturity of any B/A accepted by the Lender pursuant to this Agreement. The Borrower waives any defence to payment that might otherwise exist if for any reason a B/A is held at maturity by a Lender in its own right, and the doctrine of merger shall not apply to any B/A that is at any time held by a Lender in its own right.

(2)

Any executed orders to be used as B/As shall be held by a Lender in safekeeping with the same degree of care as if they were the Lender’s own Property, and shall be kept at the place at which executed orders are ordinarily held by the Lender.

(3)

The obligations of the Borrower with respect to B/As under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

(a)	any lack of validity or enforceability of any order accepted by a Lender as a B/A; or

(b)

the existence of any claim, set off, defence or other right that the Borrower may have at any time against the holder of a B/A, a Lender or any other Person or entity, whether in connection with this Agreement or otherwise.

(4)

The Borrower shall not enter into any agreement or arrangement of any kind with any Person to whom B/As have been delivered by which the Borrower undertakes to replace the B/As on a continuing basis with other B/As, nor shall the Borrower directly or indirectly take, use or provide B/As as security for loans or advances from any other Person.

5.13	Issuance and Use of L/Cs

(1)

A request for an Advance by way of L/C shall be made by the Borrower in accordance with Section 5.5, except that a copy of the request shall be sent directly to the Issuing Bank. The Agent shall promptly notify the Lenders of the receipt of a request for an L/C, but L/Cs shall only be issued by the Issuing Bank as fronting bank for all Lenders. A request shall include the details of the L/C to be issued. The Issuing Bank shall promptly notify the Borrower of any comment concerning the form of the L/C requested by the Borrower and shall, if the Borrower is otherwise entitled to an Advance, issue the L/C to the Borrower on the Advance Date or as soon afterwards as the Issuing Bank is satisfied with the form of L/C to be issued.

(2)	The Borrower shall not directly or indirectly use or provide an L/C as security for loans or advances from any other Person.

5.14	Reimbursement Obligation - L/Cs

Notwithstanding Section 5.7 or any other provision of this Agreement, the Borrower’s obligation to reimburse the Issuing Bank for a payment to a beneficiary of an L/C shall be absolute and unconditional, but without prejudice to the Borrower’s right, after reimbursing the Issuing Bank, to claim damages from the Issuing Bank for matters arising from the Issuing Bank’s wilful misconduct or gross negligence. The Borrower’s obligation shall not be reduced by any demand or other request for payment of an L/C (a “Demand”) that is paid or acted on in good faith and in conformity with Applicable Laws or applicable commercial customs or practices being invalid, insufficient, fraudulent or forged, nor shall the Borrower’s obligation be subject to any defence or be affected by any right of set-off, counter-claim or recoupment that the Borrower may have now or in the future against the beneficiary, the Issuing Bank or any other Person for any reason whatsoever, including the fact that the Issuing Bank paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from the Borrower to the Issuing Bank or the occurrence of any event including the commencement of legal proceedings to prohibit payment by the Issuing Bank of a Demand. Any action, inaction or omission taken or suffered by the Issuing Bank under or in connection with an L/C or any Demand, if in good faith and in conformity with Applicable Laws or applicable customs or practices shall be binding on the Borrower and shall not place the Issuing Bank under any resulting liability to the Borrower. Without limiting the foregoing, the Issuing Bank may receive, accept or pay as complying with the terms of the L/C, any Demand that is otherwise in order that may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other person or entity acting as the representative or in place of, the beneficiary. The Borrower shall not take any steps, issue any instructions to the Issuing Bank or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Bank or its correspondents to honour or pay any Demand.

5.15	Failure of Lender to Fund

(1)

Unless the Agent has received notice from a Lender before the proposed date of any Advance that such Lender will not make available to the Agent such Lender’s share of such Advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In that event, if a Lender has not in fact made its share of the applicable Advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender’s Advance. If the Lender does not do so forthwith, the Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the Advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent.

(2)

Notwithstanding Section 5.15(1), if any Lender fails to make available to the Agent its Applicable Percentage of any Advance (that Lender being the “Non-Funding Lender”), the Agent shall forthwith give notice of that failure by the Non-Funding Lender to the Borrower and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Non-Funding Lender’s Applicable Percentage of that Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Non-Funding Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Non-Funding Lender in those circumstances and the aggregate of the funds which those Lenders (collectively the “Contributing Lenders” and individually the “Contributing Lender”) are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Applicable Percentage of that Advance based on the Contributing Lenders’ relative commitments to advance in those circumstances. If any Contributing Lender makes funds available in the place of a Non-Funding Lender in those circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to that Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Applicable Percentage of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Applicable Percentage of any Advance as required herein.

5.16	Payments by the Borrower

(1)

All payments made by or on behalf of the Borrower pursuant to this Agreement shall be made to and received by the Agent (except that payments on outstanding overdraft utilizations pursuant to Section 2.2 must be made directly to the Swingline Lender) and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Except as required to make payments in respect of the Other Secured Obligations or as otherwise provided in this Agreement (including Section 5.17), the Agent shall distribute:

(a)	payments of interest in accordance with each Lender’s Applicable Percentage of the Credit;

(b)	repayments of principal in accordance with each Lender’s Applicable Percentage of the Credit; or

(c)

all other payments received by the Agent including amounts received on the enforcement of Security, in accordance with each Lender’s Applicable Percentage of the Credit except that with respect to proceeds of enforcement, no Lender shall receive an amount in excess of the amounts owing to it in respect of the Obligations.

(2)

The Agent is authorized to effect all necessary debits, deposits, credits and transfers to the Designated Accounts in order to accommodate the Lenders in making Advances and in order to accommodate the Borrower in making payments to the Lenders and the Agent in accordance with the provisions of this Agreement.

5.17	Payments by Agent

(1)	For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(a)

the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of that payment has been received by the Agent from the Borrower;

(b)

if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender’s Applicable Percentage of that amount which is the amount actually received by the Agent;

(c)

if any Lender advances more or less than its Applicable Percentage of the Credit, that Lender’s entitlement to that payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(d)

except as specified in any applicable Assignment and Assumption, if a Lender’s Applicable Percentage of an Advance has been advanced, or a Lender’s Commitment has been outstanding, for less than the full period to which any payment (other than a payment of principal) by the Borrower relates, that Lender’s entitlement to that payment shall be reduced in proportion to the length of time such Lender’s Applicable Percentage of the Credit or such Lender’s Commitment, as the case may be, has actually been outstanding;

(e)

the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and that determination shall, in the absence of demonstrable error, be binding and conclusive; and

(f)	on request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein.

(2)

Unless the Agent has received notice from the Borrower before the date on which any payment is due to the Agent for the account of any Lender that the Borrower will not make such payment, the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In that event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

The Borrower represents and warrants to the Lenders as specified in this Section 6.1.

(1)

Organization. Each Obligor is a duly incorporated or amalgamated and organized and validly subsisting under the laws of its jurisdiction of formation and has the corporate power and authority to enter into and perform its obligations under any Loan Documents to which it is or will be a party, to own or dispose or lease its Property and to carry on the business in which it is engaged.

(2)

Authorization. All necessary corporate action has been taken by each Obligor or on its part to authorize its execution and delivery of the Loan Documents to which it is or will be a party and the fulfilment of its obligations thereunder.

(3)

Absence of Conflict. The execution, delivery and performance by each Obligor of the Loan Documents to which it is or will be a party, and the incurrence by it of Obligations and/or Other Secured Obligations, will not result in:

(a)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its obligation under:

(i)	any material Contract to which it is a party or by which any of its Property is bound or affected;

(ii)	any material Permit by which it or any of its Property is bound or affected;

(iii)	any provision of its Constating Documents or resolutions of its board of directors (or any committee thereof) or shareholders;

(iv)	any judgment, decree, order or award of any Governmental Authority having jurisdiction over it;

(v)	any approval issued to it, held by it, for its benefit or necessary to the ownership of its Equity Interests; or

(vi)	any Applicable Law;

(b)	the creation or imposition of any Lien on any Property of any Restricted Party or the requirement to create any Lien on any Property of any Restricted Party, other than Permitted Liens; or

(c)	the forfeiture of any Property of any Restricted Party.

(4)

No Restrictions in Constating Documents. Neither its Constating Documents nor any joint venture or similar document or agreement to which each Obligor is a party restricts the power of its directors to borrow money, give financial assistance by way of loan, guarantee or otherwise, or create any Lien on any or all of its present and future Property to secure the Obligations.

(5)	Loan Documents.

(a)

Enforceability. The Loan Documents to which each Obligor is or will be a party have been or will be duly executed and delivered by it and when so executed and delivered (assuming due execution and delivery by the other parties thereto), shall constitute legal, valid and binding obligations of it enforceable against it in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(b)	Absence of Default. No Default has occurred and is continuing.

(6)

Compliance with Laws. Each Restricted Party is in compliance with all Applicable Laws, the non-compliance with which could reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, each Restricted Party is in compliance with all ABTL Laws.

(7)

Litigation. As of the date of this Agreement, there are no suits, actions, disputes, investigations, claims, arbitration, legal or other proceedings, appeals or applications for review, at law, in equity or before any Governmental Authority, or industrial or labour disputes (collectively, “Claims”), in each case pending or outstanding, or, to its knowledge threatened, against any Restricted Party that, in each case, has a reasonable prospect of a determination which is adverse to the Restricted Party and that, if so determined adversely, could reasonably be expected to have a Material Adverse Effect. To its knowledge there is not any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success.

(8)

Financial Statements. All of the historical financial statements which have been furnished to the Lenders, or any of them, in connection with this Agreement are complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of the Borrower on a consolidated basis as of the dates referred to therein and the sales, earnings and results of operation of the Borrower on a consolidated basis for the periods covered thereby and have been prepared in accordance with GAAP except (a) in the case of quarterly financial statements, notes to the statements and normal year-end audit adjustments required by GAAP are not included and (b) in accordance with GAAP, adjustments to financial statements may be made within one year of completion of an acquisition to reflect purchase price allocation.

(9)

Business Plans, Etc. All projections, including forecasts, budgets, pro formas and business plans provided to the Lenders, or any of them, were prepared in good faith based on assumptions which were believed to be reasonable and are believed to be reasonable estimates of the prospects of the businesses referred to therein.

(10)

Disclosed Liabilities. The Restricted Parties have no liabilities (whether absolute, accrued, contingent or other) or obligations of the type required to be included in the consolidated financial statements of the Borrower in accordance with GAAP that are not fully included on the Borrower’s audited consolidated financial statements provided to the Lenders for its most recently-completed fiscal year or the Borrower’s consolidated unaudited financial statements for its most recently-completed fiscal quarter, other than liabilities and obligations incurred after such fiscal year end or fiscal quarter end in the Ordinary Course, none of which materially and adversely affects the financial position of the Borrower on a consolidated basis.

(11)	Permitted Liens. No Restricted Party is in default under any of the Permitted Liens to an extent that would have a Material Adverse Effect.

(12)

Full Disclosure. None of the representations or warranties made by any Obligor in the Loan Documents as of the date such representations and warranties are made or deemed made, and none of the statements contained in any exhibit, report, statement or certificate furnished by or on behalf of any Obligor in connection with the Loan Documents, contains any untrue statement of a material fact or omits any material fact necessary to be stated therein to make the statements made therein, in light of the circumstances under which they are made, not misleading as of the time when made or delivered.

(13)	Property, Equity Interests, Etc.

(a)

Schedule B is a complete and accurate organizational chart for the Borrower, its Subsidiaries and other Persons in which the Borrower directly or indirectly owns Equity Interests as of the date of this Agreement and indicates, for each Obligor (i) its jurisdiction of organization, (ii) each Person holding Equity Interests in such Obligor (provided that this shall not apply to the Borrower), (iii) the nature of the Equity Interests held by it and the percentage of ownership represented by such ownership interests, (iv) the jurisdiction of the location of its registered and chief executive offices, (v) the jurisdictions of the location of its material assets, and (vi) its current name and any prior name.

(b)

Each Restricted Party owns or is licensed or otherwise has the right to use all Intellectual Property that is necessary for the operation of its business without conflict with the rights of any other Person.

(c)	All Permits required to carry on the business of each Restricted Party as currently conducted are in full force and effect.

(d)

None of La Société d’Exploitation des Mines d’Or de Sadiola S.A., Sadiola Exploration Limited and Société d’Exploitation des Mines d’Or de Yatela S.A. is a Subsidiary of the Borrower at the date of this Agreement and therefore none is a Material Subsidiary.

(e)

The unconsolidated assets of Iamgold Holdings (USA) Inc., which are shown as having a book value of greater than US $80,000,000 on information provided to the Lenders before the date of this Agreement, consist of accounts receivable from its Subsidiaries that it considers to be uncollectable and that will be written off in due course.

(14)	Environmental Matters.

(a)

Having made due inquiry, except to the extent that Applicable Laws are complied with or no Material Adverse Effect would be caused individually or in the aggregate, (i) there are no active or abandoned underground storage tanks located on any land which any Restricted Party occupies or controls, (ii) there are no Hazardous Materials located on, above or below the surface of any land that any Restricted Party occupies or controls or contained in the soil or water constituting such land, (iii) no release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials has occurred on or from such land and (iv) no land that any Restricted Party occupies or controls has been used as a landfill or waste disposal site.

(b)

The business and Property of each Restricted Party have been and are being owned, occupied and operated in substantial compliance with Applicable Laws intended to protect the environment (including, without limitation, Applicable Laws respecting the disposal or emission of Hazardous Materials), there are no breaches thereof and no enforcement actions in respect thereof are threatened or pending which, in any such case, could have a Material Adverse Effect.

(15)	Taxes and Withholdings.

(a)

Each Restricted Party has (i) duly filed on a timely basis all material income tax returns and all other material tax returns, elections and reports required to be filed by it and has paid, collected and remitted all material Taxes due and payable, collectible or remittable by it, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with GAAP, and (ii) made adequate provision for material Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with GAAP and, except as disclosed in writing to the Agent from time to time, there are no actions, proceedings or claims pending or, to its knowledge, threatened, against it in respect of Taxes that would have a Material Adverse Effect or that would be required to be reflected in the financial statements of the Restricted Party in accordance with GAAP.

(b)

Each Restricted Party has (i) withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any Applicable Laws, and (ii) collected and remitted to the appropriate tax authority when required by Applicable Law to do so all material amounts collectible and remittable in respect of goods and services tax and similar provincial or state Taxes, and has paid all such material amounts payable by it on account of sales Taxes including goods and services and value-added taxes.

(16)	Pension and Other Plans.

(a)

Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) each Employee Plan is, and has been, established, registered, qualified, administered and invested in compliance in all respects with its terms and all Applicable Law, (ii) all employer and employee payments, contributions and premiums required to be remitted or paid to or in respect of any Employee Plan or Statutory Plan have been remitted or paid in a timely fashion to or in respect of the Employee Plan or the Statutory Plan in accordance with their respective terms and all Applicable Law, (iii) all obligations of any Restricted Party that are due under each applicable Employee Plan and Statutory Plan have been satisfied, (iv) there is no claim by any Governmental Authority or by any Person pending or, to its knowledge, threatened in respect of any Employee Plan (except routine claims for payment of benefits), (v) no event has occurred that has given rise to or could reasonably be expected to give rise to any liability on the part of any Restricted Party under any Employee Plan except those disclosed in the financial statements required to be provided pursuant to this Agreement, (vi) with respect to any Employee Plan that is registered under any Applicable Law, no event has occurred and no condition exists that has resulted or could reasonably be expected to result in that Employee Plan having its registration revoked, or entitle any Person (except a Restricted Party) to terminate or wind up that Employee Plan (in whole or in part), or result in that Employee Plan being placed under the administration of any Governmental Authority, or result in a Restricted Party being required to pay any Taxes or penalties under any Applicable Law; (vii) no change has occurred in respect of the funding or financial condition of any Pension Plan since the date of the most recent financial statements, accounting statements, actuarial reports and other materials required to be provided pursuant to this Agreement, and (viii) each Pension Plan is fully funded, on a going concern basis and a solvency basis, in accordance with the terms of the Pension Plan and the requirements of Applicable Law.

(b)

Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, during the last twelve consecutive months, (i) no steps have been taken by a Restricted Party or by a Governmental Authority to terminate or wind up an Employee Plan (wholly or in part) that could result in a Restricted Party being required to make additional contributions to the Employee Plan, and (ii) no condition exists and no event has occurred with respect to any Employee Plan or Statutory Plan that might result in an increase in the amount of a Restricted Party’s liability over, or the incurrence by it of any liability in addition to, its liability before the existence of the condition or the occurrence of the event, or that might result in it incurring any fine or penalty.

(c)	Except as disclosed in writing to the Agent, none of the Restricted Parties has any defined benefit Pension Plan.

(17)	Solvency.

(a)

The aggregate of the Property of each Obligor is, at a fair valuation, sufficient, and, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all of its obligations and liabilities, due and accruing due.

(b)	Each Obligor is able to meet its obligations as they generally become due and it has not ceased paying its current obligations in the Ordinary Course as they generally become due.

6.2	Survival of Representations and Warranties

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Loan Documents, and shall be deemed to be repeated as of the date of each Advance (including any deemed Advance) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrower to the Lenders in writing and accepted by the Required Lenders, acting reasonably. The Lenders shall be deemed to have relied upon such representations and warranties at each time it makes an Advance under this Agreement as a condition of making an Advance under this Agreement or continuing to extend the Credit under this Agreement.

ARTICLE 7

COVENANTS

7.1	Financial Covenants

(1)	During the term of this Agreement, the Borrower shall at all times maintain a Total Net Debt Ratio of not greater than 3.50 to 1.

(2)

During the term of this Agreement, the Borrower shall at all times maintain a Tangible Net Worth of not less than the aggregate of US $1,750,000,000 plus 50% of its consolidated net income after December 31, 2015, excluding any fiscal year in which net income is a loss, plus 50% of the proceeds of equity issuances or contributions after the Effective Date.

(3)	During the term of this Agreement, the Borrower shall at all times maintain an EBITDA to Interest Ratio of not less than 2.50 to 1.

7.2	Positive Covenants

During the term of this Agreement, the Borrower shall perform the covenants specified in this Section 7.2.

(1)	Payment and Operation of Business.

(a)

It shall, and shall cause the Obligors, to duly pay the Obligations when due, either as Borrower or in accordance with its guarantee at the times and places and in the manner required by the terms of this Agreement.

(b)

It shall, and shall cause each other Restricted Party to, keep proper books of account and records, maintain its corporate status in all jurisdictions where it carries on business, operate its business in accordance with sound business practices and to comply in all material respects with all Applicable Laws (including those regarding ownership of Persons carrying on the type of business that it carries on) and to comply in all respects with ABTL Laws.

(c)

It shall, and shall cause each other Restricted Party to, maintain in good standing and, except to the extent that any failure to do so would not reasonably be expected to have a Material Adverse Effect shall obtain, as and when required, all Permits and Contracts which it requires to permit it to acquire, own, operate and maintain its business and Property and perform its obligations under any Loan Document to which it is or will be a party.

(d)

Except to the extent that any failure to do so would not reasonably be expected to have a Material Adverse Effect, it shall, and shall cause each other Restricted Party to, maintain all of its Property necessary for the proper conduct of its business in good condition (ordinary wear and tear excepted) and make all necessary repairs, renewals, replacements and improvements thereof.

(e)

It shall, and shall cause each other Restricted Party to, pay or discharge at or before maturity or before becoming delinquent all lawful claims for labour, material and supplies that, if unpaid, might become a Lien upon any of its Property unless the claim is being contested in good faith by appropriate proceedings being diligently pursued and for which adequate reserves have been established under GAAP.

(f)

So long as any Contract in which it has an interest or to which it is a party is continuing and is of material commercial value to the consolidated operations of the Borrower, it shall cause to be faithfully observed, performed and discharged the covenants, conditions and obligations imposed on it, except to the extent and for so long as its obligation to do so is contested in good faith by appropriate proceedings being diligently pursued, shall do all other things necessary in order to protect its interests thereunder, and shall cause each other Restricted Party to do the same.

(2)

Inspection. It shall, and shall cause each other Restricted Party to, at all reasonable times and from time to time on reasonable notice, permit representatives of the Lenders to inspect any of its Property, if such inspection is commercially reasonable, and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its Representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrower provided that:

(a)	the Lenders’ exercise of their rights under this Section does not unreasonably interfere with the operations of the Restricted Parties;

(b)

the Lenders maintain the confidentiality of all information they receive in accordance with usual requirements of banker/customer confidentiality, and do not disclose or use it except for the purposes of this Agreement;

(c)

any Representative of a Lender who is not an employee of that Lender has executed and delivered an agreement in favour of the Obligors and the Lenders to use any information obtained as a result of any inspection or examination on behalf of a Lender only for the purposes of this Agreement, and has established to the reasonable satisfaction of the Borrower and the Lenders that there is no inherent conflict of interest between the business and clientele of the Restricted Parties and the business and clientele (other than the Lenders) of that Representative.

(3)	Insurance.

(a)

It shall, and shall cause each other Restricted Party to, maintain insurance on all its Property with financially sound and reputable insurance companies or associations including all-risk property insurance, comprehensive general liability insurance and business interruption insurance, in amounts, with deductibles or retentions and against risks, that is customarily maintained by Persons operating businesses and owning Property of a similar size and type in the same or similar locations, and shall furnish to the Agent, on written request, satisfactory evidence of the insurance carried.

(b)	Whenever reasonably requested in writing by the Agent, it shall cause certified copies of the policies of insurance carried pursuant to this Section to be delivered to the Agent.

(c)	It shall provide the Agent promptly with such other evidence of the insurance as the Lenders may from time to time reasonably require.

(4)	Taxes and Withholdings.

(a)

It shall, and shall cause each other Restricted Party to, pay all Taxes as they become due, except to the extent that the validity or amount thereof is being contested by appropriate proceedings and it has made adequate provision for payment of the contested amount.

(b)

It shall, and shall cause each other Restricted Party to, withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all Taxes and other deductions required to be withheld therefrom and pay the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(c)

It shall, and shall cause each other Restricted Party to, collect from all Persons the amount of all Taxes required to be collected from them and remit the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(5)	Other Matters.

(a)

It shall, and shall cause each other Restricted Party to, observe and comply in all material respects at all times with the provisions of all Applicable Laws relating to Hazardous Materials and shall provide such evidence of compliance with such Applicable Laws as the Required Lenders may reasonably require from time to time including, if requested by the Required Lenders acting reasonably upon reasonable cause not known to the Lenders on the date of this Agreement, having conducted one or more environmental site assessment and/or compliance audits (each consisting of a non-intrusive phase I audit and recommendations with respect to the findings described therein and such other audits or investigations recommended in each such phase I audit, including, without limitation, an intrusive phase II audit) and reports thereon by an independent consultant engaged by the Obligors and acceptable to the Required Lenders, acting reasonably. It shall, and shall cause each other Restricted Party to, also remove, clean up or otherwise remedy the matters referred to in Section 7.3(2)(b).

(b)

It shall perform all of its obligations under and in respect of each Employee Plan and Statutory Plan and shall remit or pay all payments, contributions and premiums that it is required to remit or pay to or in respect of each Employee Plan and Statutory Plan, all in a timely way in accordance with the terms of the terms of the applicable plan and all Applicable Law, except to the extent that its failure to do so would not have a Material Adverse Effect.

(c)

It shall promptly provide all such information, including information concerning its directors, officers, direct and indirect holders of Equity Interests and other Persons exercising Control over it and including supporting documentation and other evidence, as may be reasonably requested by the Agent, any Lender, or any prospective assignee or participant of a Lender, in order to comply with policies and procedures relating to ABTL Laws.

7.3	Periodic Reports

(1)

During the term of this Agreement, the Borrower shall deliver or cause the delivery of the reports listed below. All financial statements shall be prepared in accordance with GAAP and other reports shall be in a form satisfactory to the Lenders, acting reasonably. Any report shall be considered to have been given when the Borrower notifies the Agent that it has been posted by the Borrower on the www.sedar.com website or other website generally used in Canada for public filings by reporting issuers.

(a)

the Borrower shall, as soon as practicable and in any event within 45 days of the end of each of its fiscal quarters (excluding the fourth quarter), cause to be prepared and delivered to the Lenders, its interim unaudited consolidated financial statements as at the end of such quarter, in each case including, without limitation, balance sheet, statement of income and retained earnings, statement of changes in financial position and management’s discussion and analysis;

(b)

the Borrower shall, as soon as practicable and in any event within 90 days after the end of each of its fiscal years, cause its consolidated annual financial statements (and the annual financial statements of other Restricted Parties where prepared separately) to be prepared and delivered to the Lenders including, without limitation, balance sheet, statement of income and retained earnings, statement of changes in financial position for such fiscal year and management’s discussion and analysis, which shall, in the case of the Borrower, be audited by an internationally recognized accounting firm and shall otherwise be prepared by an internationally recognized accounting firm based on a review engagement;

(c)	the Borrower shall, concurrently with the delivery of its financial statements, provide the Lenders with a Compliance Certificate;

(d)

the Borrower shall, concurrently with the delivery of its financial statements pursuant to Section 7.3(1)(b), provide the Lenders with a current list and description of all mining rights of the Obligors which are required to be subject to the Security pursuant to Section 3.2 (whether or not the Security over such mining claims is required to be perfected pursuant to Section 3.2(2));

(e)

the Borrower shall, as soon as practicable and in any event not later than 90 days after the beginning of each of its fiscal years, cause to be prepared and delivered to the Lenders, the Borrower’s consolidated annual plan as presented to its board of directors, with such additional material as is necessary to provide forecasts of revenues, expenses, production, operating costs, capital expenditures, exploration expenditures, financial covenant calculations, hedge positions, proven reserves, probable reserves, and EBITDA on a consolidated basis, the current life of mine plan for each producing mine of the Borrower and its Subsidiaries, details for each material exploration property and such other information as may reasonably be requested by the Agent to provide the Lenders a proper understanding of the forecast operations of the Borrower and its Subsidiaries; it is understood that the Borrower generally updates the life of mine plans for its mines on a 12 to

18 month cycle and, if any life of mine plan delivered with the consolidated annual plan has not been updated from the life of mine plan previously delivered to the Lenders, the Borrower will deliver the updated life of mine plan to the Lenders promptly after it has been approved by the Borrower’s board of directors;

(f)

the Borrower shall promptly provide each of the Lenders with all other information reasonably requested by the Lenders from time to time concerning the business, financial condition and Property of the Restricted Parties.

If there is any change in a subsequent period from the accounting policies, practices and calculation methods used by the Borrower in preparing its financial statements for its fiscal year ended December 31, 2016, or components thereof, the Borrower shall provide the Lenders with all information that the Lenders reasonably require (without restating financial information for past periods) for them to ensure that reports provided to the Lenders after any change are comparable to previous reports. In addition, if the changed policies, practices and methods would materially affect the results of calculations made for the purposes of this Agreement, those calculations shall continue to be made based on the accounting policies, practices and calculation methods that were used in preparing the Borrower’s financial statements for its fiscal year ended December 31, 2016 unless and until the Borrower and the Required Lenders agree on amendments to the calculations and/or covenant compliance levels to reflect the changes.

(2)	Requirements for Notice.

(a)

The Borrower shall promptly notify the Lenders on becoming aware of the occurrence of (a) a Default or (b) any claim or other circumstance affecting any Restricted Party, the result of which if determined adversely would have a Material Adverse Effect, and shall from time to time provide the Lenders with all reasonable information requested by any of the Lenders concerning the status thereof.

(b)

The Borrower shall promptly notify the Agent on (i) learning of the existence of Hazardous Materials located on, above or below the surface of any land which any Restricted Party occupies or controls (except those being stored, used or otherwise handled or existing in substantial compliance with Applicable Laws), or contained in the soil or water constituting such land (in excess of levels prescribed under Applicable Laws, or which would constitute an actual or potential breach of or non-compliance with any Applicable Laws) and (ii) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such land which, as to either (i) or (ii), would have a Material Adverse Effect, and shall provide the Agent with details, including cost, of the work required to remove, clean up or otherwise remedy the matters referred to in the notice.

(c)

The Borrower shall promptly notify the Agent and provide copies of all relevant documentation on learning of (i) the taking of any steps by a Restricted Party or any Governmental Authority to terminate any Employee Plan (wholly or in part)

that could result in any Restricted Party being required to make an additional contribution to the Employee Plan in a material amount, or (ii) the taking of any action by any Person or the occurrence of any event with respect to any Employee Plan or Statutory Plan that could reasonably be expected to (w) give rise to a Lien under any Applicable Law, (x) result in an increase in the liability of a Restricted Party over, or the incurrence by a Restricted Party of any liability in addition to, the liability of the Restricted Party before the action was taken or the event occurred, in either case in a material amount, (y) result in a fine, a penalty or any increase in the contingent liability of a Restricted Party under any Welfare Plan with respect to any benefit after termination of employment or retirement, in any case, in a material amount or (z) have a Material Adverse Effect.

(d)	The Borrower shall promptly inform the Agent of any change to the organizational chart in Schedule B and of a change of fiscal year end of any Restricted Party.

(e)

The Borrower shall give the Agent reasonable advance notice of any anticipated acquisition of the type referred to in Schedule H or any anticipated disposition of the type referred to in Schedule H and such information relating to the acquisition or disposition as the Lenders may request from time to time.

7.4	Ownership of the Restricted Parties

During the term of this Agreement, there shall not, without the prior written consent of the Required Lenders, be any change in the ownership or Control of the Restricted Parties other than the Borrower from that described on Schedule B as of the date of this Agreement, except as otherwise expressly permitted in this Agreement and except that ownership or Control may be transferred in whole or in part to another Obligor if the Borrower gives the Agent not less than five days advance notice of the transfer and promptly takes steps that the Agent reasonably requests to maintain the Loan Documents so that the Lenders’ position is not adversely affected.

7.5	Negative Covenants

During the term of this Agreement, the Borrower shall not do, or permit any other Restricted Party to do, any of the things specified in this Section 7.5 without the prior written consent of the Required Lenders, which shall not be unreasonably withheld.

(1)	Liens. No Restricted Party shall create, incur or assume or suffer to exist or cause or permit any Lien upon or in respect of any of its Property, except for Permitted Liens.

(2)	Financial Transactions. No Restricted Party shall:

(a)	create, incur, assume or permit the existence of any Debt, other than Permitted Debt;

(b)

make loans to any other Person, guarantee, endorse or otherwise become liable for any debts, liabilities or obligations of any other Person, or give other financial assistance of any kind to any other Person, except for:

(i)	the Guarantees;

(ii)	loans and advances resulting in Intercorporate Obligations that are Permitted Debt;

(iii)	in the case of Obligors, guarantees of debts, liabilities and obligations of other Obligors that are Permitted Debt, except as prohibited or restricted in the definition of Permitted Debt;

(iv)	loans and advances to employees of the Obligors not exceeding an aggregate of $1,000,000 outstanding at any time for all Restricted Parties;

(v)	guarantees issued to Governmental Authorities in the Ordinary Course in respect of the exploration and remediation obligations of other Restricted Parties;

(vi)

the Sadiola Loans or any performance guarantee provided in connection with the construction and development of the Sadiola project, provided that, in either case, they are not funded with the proceeds of any Advance;

(vii)

other loans, guarantees, assumptions of liability and other financial assistance by the Restricted Parties, provided that the aggregate of the outstanding loans, guarantees, assumptions of liability and other financial assistance does not exceed US $100,000,000 at any time.

(3)	Derivatives and Other Delivery Commitments. No Restricted Party shall:

(a)	make commitments to deliver gold or other commodities that it produces that exceed in aggregate 75% of the Borrower’s consolidated proven and probable reserves of the respective commodities;

(b)

make commitments (whether real or contingent) to deliver gold or other commodities that it produces during any fiscal quarter that exceed 75% of the Borrower’s consolidated projected production of the respective commodities (net of all royalties payable in kind) in that quarter;

(c)

enter into Derivatives of any kind after the date of this Agreement except (i) if the Derivatives are entered into with Lenders or Affiliates of Lenders, or with other Persons, and (ii) if the Derivatives are entered into in the Ordinary Course (but not for speculative purposes) to hedge or mitigate bona fide interest rate, currency or commodity risks to which the Restricted Parties are exposed in the conduct of their business or the management of their liabilities; or

(d)	enter into Derivatives that permit margin calls.

(4)	Business and Property. No Restricted Party shall:

(a)

effect any material change in its business, being the exploration, the development, construction and operation of mining properties and any operation relating to mining, including mining activities pursuant to Contracts with third party mine operators, and the distribution, hedging (to the extent not prohibited by Section 7.5(3)), trading, exchange and sale of any products produced from or in connection with such mining properties;

(b)	acquire any material Property of any Person, except for:

(i)	Property acquired through capital expenditures that do not contravene any other provision of this Agreement;

(ii)	Property acquired through transactions permitted in Section 7.5(4)(c);

(iii)	Property acquired through transactions contemplated in the definition of Permitted Liens; and

(iv)	acquisitions of inventory in the Ordinary Course for the purpose of carrying on its business;

(c)

enter into any transaction, or any series of related transactions, by which it directly or indirectly, by means of a takeover bid, tender offer, purchase of Property, purchase of Equity Interests or other securities or otherwise (A) acquires any ongoing business or all or substantially all of the Property of any Person, (B) acquires Equity Interests or other securities of a Person, or (C) acquires an ownership interest in any partnership, joint venture, limited liability company, business trust or other Person, except if:

(i)	the business or Person referred to in (A), (B) or (C) above is in the same lines of business as the lines of business carried on by the Restricted Parties as described in Section 7.5(4)(a);

(ii)	the business or Person referred to in (A), (B) or (C) above is, at the time of the transaction, in a Permitted Jurisdiction;

(iii)	no Default has occurred and is continuing or would result from the acquisition;

(iv)

the Borrower provides the Agent with evidence satisfactory to the Agent to demonstrate that the transaction or transactions will not cause a Default, including demonstrating on a pro forma basis that the Borrower is and will continue to be in compliance with Section 7.1 after completion of the acquisition, taking into account Debt arising from the acquisition; and

(v)

with respect to any transaction involving cash consideration exceeding US $150,000,000, the Agent has been provided at least 10 days prior to the closing of the transaction with a pro forma Compliance Certificate

accompanied	by a description of the proposed transaction and the financial statements of the target;

(d)	have any Subsidiaries or hold or acquire Equity Interests or other securities of, or make investments in, any other Person except:

(i)	other Restricted Parties as specified on Schedule B as of the date of this Agreement;

(ii)	Subsidiaries, Equity Interests and other securities acquired or created through transactions permitted in Section 7.5(4)(c);

(iii)	securities held for investment purposes under the terms of Pension Plans, provided that the securities are held in strict compliance with all Applicable Laws;

(iv)	the Equity Interests in any other Persons that it owns as at the date of this Agreement as specified in Schedule B;

(v)	Equity Interests that it acquires as part of the consideration for a disposition permitted by Section 7.5(4)(e)(ii);

(vi)

Equity Interests in Non-Recourse Subsidiaries, provided that the investment by all Restricted Parties in Non-Recourse Subsidiaries is not more than US $100,000,000 in any fiscal year of the Borrower; and

(vii)	Equity Interests in other Persons, provided that the investment by all Restricted Parties in those Persons is not more than US $50,000,000 in any fiscal year of the Borrower;

(e)	permit any sale, lease, sale and lease-back or other disposition of the whole or any part of its Property except for:

(i)	sales of inventory and obsolete or redundant equipment in the Ordinary Course;

(ii)	dispositions of any or all of the Property described in Schedule H;

(iii)	dispositions of mining claims in the Ordinary Course for aggregate proceeds net of expenses for all such dispositions by all Restricted Parties of not more than US $100,000,000 in any fiscal year;

(iv)	dispositions of Equity Interests in Non-Recourse Subsidiaries;

(v)	dispositions of marketable securities (including Cash Equivalents) in the Ordinary Course, subject to any restrictions on dispositions in Schedule H;

(vi)

dispositions at fair market value not contemplated in any of the foregoing paragraphs provided that the aggregate book value of the assets so disposed of must not exceed US $50,000,000 per fiscal year;

(f)

enter into any transaction of any kind with any Affiliate or Associate, or Person of which it is an Associate, other than another Restricted Party, except on a commercially reasonable basis as if it were dealing with such Person on an arm’s length basis.

(5)	Corporate Matters. No Restricted Party shall:

(a)

consolidate, amalgamate or merge with any other Person, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its existing Constating Documents, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, except for transactions involving only one or more Restricted Parties if the Borrower gives the Agent reasonable advance notice of the transaction and immediately takes steps and delivers documents (including opinions of counsel satisfactory to the Lenders), if any, as are reasonably required to ensure that the Lenders’ rights are not adversely affected as a result; notwithstanding the foregoing exception, the Borrower may not liquidate, wind-up or dissolve itself, or permit itself to be liquidated, wound-up or dissolved;

(b)	change its fiscal year end (being 31 December for the Borrower), except that Obligors that have a different fiscal year end may change it to 31 December; or

(c)	change its auditors, unless an internationally recognized accounting firm is appointed.

(6)	Distributions. No Restricted Party shall:

(a)	make any Distributions other than to the Borrower, any Restricted Subsidiary or any Governmental Authority Shareholder if a Default has occurred and is continuing or would result therefrom; or

(b)

make any Restricted Distributions other than to the Borrower, any Restricted Subsidiary or any Governmental Authority Shareholder if the aggregate amount of all Restricted Distributions (after giving effect to same) since October 1, 2015 exceed US $75,000,000 plus 50% of consolidated net income of the Borrower, 100% of the net cash proceeds of the issue or sale of its capital stock and 100% of the net cash proceeds of repurchases or redemptions of Restricted Investments (as defined in the High Yield Notes Indenture), in each case since October 1, 2015 (with consolidated net income calculated for the period from October 1, 2015 to the most recently completed fiscal quarter of the Borrower and as if such period were one single accounting period).

(7)	Sub Debt. No Restricted Party shall:

(a)

make any payment on, or under any guarantee of, or purchase, repurchase, redeem, defease or otherwise acquire for value, any Sub Debt if a Default has occurred and is continuing or would result from doing so, except that if the terms of any Sub Debt allow the Lenders to give a “Payment Blockage Notice” to prevent certain mandatory payments, those mandatory payments will only be prevented by the preceding part of this sentence if a Payment Blockage Notice is in effect;

(b)

amend, supplement, restate, modify, replace, terminate or waive the original terms of any Sub Debt or any guarantee of any Sub Debt, if doing so would amend, supplement, restate, modify, replace, terminate, waive or relinquish the benefit of the related subordination provisions referred to in item (b) of the definition of Sub Debt; or

(c)

amend, supplement, restate, modify, replace, terminate or waive the original terms of any Sub Debt or any guarantee of any Sub Debt, if doing so would shorten, reduce or accelerate the maturity date or payment date of any payment of principal or would affect any mandatory redemption, prepayment, repurchase or offer to repurchase requirement, implement any additional such requirement or affect any other principal payment requirement, except for an extension of the maturity date of the Sub Debt.

(8)

Patriot Act. The Borrower shall not directly or indirectly, use any proceeds of the Credit, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner, or other Person, to fund or facilitate: (i) any money laundering or terrorist financing activities or business or in any other manner that would cause or result in violation of ABTL Laws, including for greater certainty the USA PATRIOT Act of 2001 (as amended from time to time); (ii) any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, Global Affairs Canada, the United Nations Security Council, or other sanctions authority having jurisdiction with respect to any Restricted Party or its business (collectively, “Sanctions”) or in any other manner that would result in a violation of Sanctions by the Borrower or any Restricted Party; or (iii) any activity that would violate ABTL Laws, including without limitation the U.S. Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada) (as amended from time to time).

ARTICLE 8

DEFAULT

8.1	Default

Each	of the following events shall constitute an Event of Default under this Agreement:

(a)	the Borrower fails to pay any amount of principal when due; or

(b)

the Borrower fails to pay any amount of interest (including any amount relating to an L/C) when due or, to pay fees or other Obligations (other than principal and interest) within three Banking Days of when due; or

(c)	an Obligor makes any certification, representation or warranty under any of the Loan Documents which is incorrect or incomplete in any material respect when made or deemed to be made; or

(d)	a Restricted Party ceases or threatens to cease to carry on its business, except as expressly permitted in this Agreement, or admits its inability or fails to pay its Debt generally; or

(e)	there is a breach of Sections 7.1, 7.4 or 7.5; or

(f)

a default occurs under one or more agreements or instruments relating to Debt of any Restricted Party other than the Obligations, if all applicable notice and cure periods have expired and if the effect of such default is to accelerate, or to permit the acceleration of the due date of such Debt in an aggregate amount of US $40,000,000 or more, whether or not acceleration actually occurs, or if one or more Restricted Parties fail to pay any such Debt when due; or

(g)	an event of default, however designated, occurs under the terms of the Bilateral LC Facilities and all applicable notice and cure periods have expired; or

(h)

a Restricted Party becomes a bankrupt (voluntarily or involuntarily); or becomes subject to any proceeding seeking liquidation, arrangement, relief of creditors or the appointment of a receiver or trustee over, or any judgment or order which has or might have a material and adverse effect on, any material part of its Property, and such proceeding, if instituted against the Restricted Party, or such judgment or order, is not contested diligently, in good faith and on a timely basis and dismissed or stayed within 30 days of its commencement or issuance; or

(i)

an Obligor denies its obligations under the Loan Documents or claims any of the Loan Documents to be invalid or withdrawn in whole or in part; or any of the Loan Documents is invalidated by any act, regulation or action by any Governmental Authority or is determined to be invalid by a court or other judicial entity and such determination has not been stayed pending appeal; or

(j)

one or more final judgments (from which there is no appeal), writs of execution, garnishments or attachments in execution of judgments, or similar processes representing claims in an aggregate of US $20,000,000 or more for all Restricted Parties at any time are issued or levied against any of their Property and are not released, bonded, satisfied, discharged, vacated, stayed or accepted for payment by an insurer within 30 days after their entry, commencement or levy; or

(k)	possession of all or a substantial portion of the Property of a Restricted Party is taken by appointment of a receiver, receiver and manager, or otherwise; or

(l)	an event, fact or circumstance or series of events, facts or circumstances occurs and has a Material Adverse Effect; or

(m)

(i) any Person or Persons acquire Control of the Borrower, (ii) a “Change of Control” or comparable event, however designated, occurs under the terms of any Sub Debt, (iii) there is any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the Borrower’s Property, or (iv) the Borrower’s shareholders approve any plan or proposal for the liquidation or dissolution of the Borrower; or

(n)

there is a breach of any other provision of any of the Loan Documents and such breach is not corrected or otherwise satisfied within 30 days after the Agent, for and on behalf of the Lenders, gives written notice thereof.

8.2	Acceleration and Termination of Rights

(1)

If any Event of Default occurs, no Lender shall be under any further obligation to make Advances and the Required Lenders may instruct the Agent to give notice to the Borrower (i) declaring the Lenders’ obligations to make Advances to be terminated, whereupon the same shall forthwith terminate, (ii) declaring the Obligations or any of them to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, and/or (iii) demanding that the Borrower deposit forthwith with the Agent for the Lenders’ benefit Cash Collateral equal to the full principal amount at maturity of all L/Cs then outstanding for its account.

(2)

Notwithstanding item (1), if a Restricted Party becomes a bankrupt (voluntarily or involuntarily), or institutes any proceeding seeking liquidation, rearrangement, relief of debtors or creditor or the appointment of a receiver or trustee over any material part of its Property, then without prejudice to the other rights of the Lenders as a result of any such event, without any notice or action of any kind by the Agent or the Lenders, and without presentment, demand or protest, the Lenders’ obligation to make Advances shall immediately terminate and the Obligations shall immediately become due and payable.

8.3	Payment of L/Cs and B/As

(1)

Immediately on any Obligations becoming due and payable under Section 8.2, the Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Agent for the Lenders’ benefit Cash Collateral equal to the full principal amount at maturity of all L/Cs and B/As then outstanding for its account and the Borrower hereby unconditionally promises and agrees to do so. The amounts required to be deposited as Cash Collateral form part of the Obligations. The Borrower authorizes the Lenders, or any of them, to debit its accounts with the amount required to pay outstanding L/Cs, and to pay outstanding B/As including any that are held by the Lenders, or any of them, in their own right at maturity. Amounts paid to the Agent in respect of B/As and L/Cs shall be applied against, and shall reduce, pro rata among the Lenders, to the extent of the amounts paid to the Agent in respect of

B/As and L/Cs, respectively, the obligations of the Borrower to pay amounts then or subsequently payable under B/As and L/Cs, respectively, at the times amounts become payable.

(2)	The Borrower shall be entitled to receive interest on cash held as Cash Collateral in accordance with Section 5.3(9).

8.4	Remedies

On the occurrence of any event by which any of the Obligations become due and payable under Section 8.2, the Security shall become immediately enforceable and the Required Lenders may instruct the Agent to take such action or proceedings on behalf of the Lenders and in compliance with Applicable Law as the Required Lenders in their sole discretion deem expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower.

8.5	Saving

Neither the Agent nor any Lender shall be under any obligation to the Obligors or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any collateral to be sold, dealt with or otherwise disposed of. Neither the Agent nor any Lender shall be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Security or any part thereof or the failure to allow any collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Agent or a Lender may be responsible or liable for any loss or damage arising from its wilful misconduct or gross negligence.

8.6	Perform Obligations

If an Event of Default has occurred and is continuing and if any Obligor has failed to perform any of its covenants or agreements in the Loan Documents, the Required Lenders, may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Required Lenders without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Agent and/or the Lenders in respect of the foregoing shall be secured by the Security.

8.7	Third Parties

No Person dealing with the Agent or any Lender or any other agent of the Lenders shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Agent or the Lenders or such other agent are purporting to exercise have become exercisable, or whether any Obligations remain outstanding, or as to the necessity or expediency of the stipulations and conditions subject to which any action shall be taken, or otherwise as to the propriety or regularity of any action that is proposed.

8.8	Remedies Cumulative

The rights and remedies of the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial exercise by the Lenders of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lenders may be lawfully entitled for the same default or breach. Any waiver by the Lenders of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lenders shall be deemed not to be a waiver of any subsequent default.

8.9	Set-Off or Compensation

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each of the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this Section 8.9, it shall share the benefit received in accordance with Section 9.6 as if the benefit had been received by the Lender of which it is an Affiliate.

ARTICLE 9

AGENCY PROVISIONS

9.1	Authorization of Agent

(1)

Each of the Lenders hereby irrevocably appoints NBC as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

(2)	Without limiting Section 9.1(1), each of the Lenders grants to the Agent:

(a)	a power of attorney, for the purposes of Applicable Laws in respect of the Security to sign documents comprising the Security from time to time (as the party accepting the grant of the Security); and

(b)	the right to delegate its authority as attorney to any other Person, whether or not an officer or employee of the Agent.

9.2	Rights as a Lender

The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Restricted Party or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.

9.3	Exculpatory Provisions

(1)

The Agent and each co-lead arranger (if applicable) shall not have any duties or obligations except those expressly specified herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent each co-lead arranger (if applicable):

(a)	shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)

shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent or a co-lead arranger (if applicable) is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Agent or the co-lead arrangers (if applicable) shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose them to liability or that is contrary to any Loan Document or Applicable Law; and

(c)

shall not, except as expressly specified herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Agent or any of its Affiliates in any capacity.

(2)	The Agent and each co-lead arranger (if applicable) shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Agent or the relevant co-lead arranger (if applicable) believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent and the co-lead arrangers (if applicable) shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Agent or the co-lead arrangers (if applicable) by the Borrower or a Lender.

(3)

Except as otherwise expressly specified in this Agreement, the Agent and a co-lead arranger (if applicable) shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent or the co-lead arrangers, as the case may be.

9.4	Reliance by Agent

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance, or the issuance of an L/C, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Agent has received notice to the contrary from such Lender or Issuing Bank before the making of such Advance or the issuance of such L/C. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.5	Delegation of Duties

The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Credit as well as activities as Agent.

9.6	Direct Payments

(1)

If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other Obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Advances and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that:

(a)

if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(b)

the provisions of this Section shall not be construed to apply to (i) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or (ii) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances to any assignee or participant, other than to the Borrower or any Affiliate of the Borrower (as to which the provisions of this Section shall apply); and

(c)

the provisions of this Section shall not be construed to apply to (i) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (ii) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (iii) any reduction arising from an amount owing to an Obligor upon the termination of Derivatives entered into between the Obligor and such Lender except for a net amount available after the termination of all Derivatives entered into between the Obligors and such Lender and the setoff of resulting amounts owing by the Obligors and to the Obligors, or (iv) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

(2)

The Borrower consents to the foregoing and agree, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

9.7	Administration of the Credit

(1)	Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

(a)	before an Advance, ensure that all conditions precedent have been fulfilled in accordance with the terms of this Agreement, subject to Section 11.2 and any other applicable terms of this Agreement;

(b)	take delivery of each Lender’s Applicable Percentage of an Advance and make all Advances hereunder in accordance with the procedures in Section 5.8;

(c)	use reasonable efforts to collect promptly all sums due and payable by the Borrower pursuant to this Agreement;

(d)	make all payments to the Lenders in accordance with the provisions of this Agreement;

(e)

hold the Security or collateral as agent on behalf of the Lenders and to execute in their name any Security Document; for greater certainty, the Agent, as part of its duties as Agent, is authorized to act as hypothecary representative of the Lenders for the purposes of any hypothec granted by any Obligor pursuant to article 2692 of the Civil Code of Québec;

(f)	to release and discharge the Security with respect to any property or assets to the extent necessary to enable a Restricted Party to complete any disposition which is not prohibited by the Agreement;

(g)

hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrower to the Agent, all remittances and payments made by the Agent to the Lenders and all fees or any other sums received by the Agent and, except for accounts, records and documents relating to the fees payable under the Fee Agreements and extension and arrangement fees payable concurrently with the execution of this Agreement, allow each Lender and its advisors to examine such accounts, records and documents at its own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at the Lender’s expense;

(h)

except as otherwise specifically provided for in this Agreement, promptly advise each Lender on receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Borrower to the Agent on behalf of the Lenders pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Agent;

(i)	forward to each of the Lenders, on request and at the expense of the Lender so requesting (other than customary record books which shall be provided at the expense of the Borrower), copies of this Agreement, the Security Documents and other Loan Documents (other than the Fee Agreements); and

(j)	promptly forward to each Lender, on request, an up-to-date loan status report.

(2)	The Agent may take the following actions only with the prior consent of the Required Lenders, unless otherwise specified in this Agreement:

(a)	subject to Section 9.7(3), exercise any and all rights of approval conferred on the Lenders by this Agreement;

(b)

give written notice to the Borrower in respect of any matter in respect of which notice may be required, permitted, necessary or desirable in accordance with or pursuant to this Agreement, promptly after receiving the consent of the Required Lenders, except that the Agent shall, without direction from the Lenders, immediately give the Borrower notice of any payment that is due or overdue under the terms of this Agreement unless the Agent considers that it should request the direction of the Required Lenders, in which case the Agent shall promptly request that direction;

(c)	amend, modify or waive any of the terms of this Agreement, including waiver of a Default, if such action is not otherwise provided for in Section 9.7(3);

(d)	declare an Event of Default or take action to enforce performance of the Obligations and the Security and/or pursue any other legal remedy necessary;

(e)	enter into or amend, modify or waive any term of any Intercreditor Agreement;

(f)	decide to accelerate the amounts outstanding under the Credit; and

(g)	pay insurance premiums, taxes and any other sums as may be reasonably required to protect the interests of the Lenders.

(3)	The Agent may take the following actions only if the prior unanimous consent of the Lenders is obtained, unless otherwise specified herein:

(a)	subject to Section 9.7(1)(f), release or subordinate any portion of the Security;

(b)

notwithstanding Section 7.5, amend, modify, terminate or waive any term of Section 7.5(7)(b) or grant any consent or approval required as a result of that Section (including any agreement to relinquish the benefit of subordination provisions);

(c)

amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit (other than pursuant to Section 2.9), amend the purpose of the Credit, reduce the interest rates and similar charges applicable to the Credit, reduce the fees payable with respect to the Credit, extend any date fixed for payment of principal, interest or any other amount relating to the Credit or extend the term of the Credit; or

(d)	amend the definition of “Required Lenders” or this Section 9.7(3).

For greater certainty, no Lender’s Commitment or Applicable Percentage may be amended without the consent of that Lender.

(4)

Notwithstanding Sections 9.7(2) and 9.7(3), the Agent may, without the consent of the Lenders, make amendments to the Loan Documents that are for the sole purpose of curing any immaterial or administrative ambiguity, defect or inconsistency, but shall immediately notify the Lenders of any such action. The Agent may also discharge any Guarantee and the other obligations under the Loan Documents of any Obligor except the Borrower (a) to the extent necessary to allow any Obligor to complete any sale or other disposition of Property permitted by this Agreement or any consent or waiver pursuant to this Agreement or (b) to release an Obligor that is designated as a Non-Recourse Subsidiary in accordance with this Agreement.

(5)	As between the Borrower, on the one hand, and the Agent and the Lenders, on the other hand:

(a)

all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Required Lenders shall be binding on each of the Lenders, and the Borrower shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(b)

all certificates, statements, notices and other documents which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders;

(c)	all payments which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

(6)

Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to any Property that is the subject matter of any security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

9.8	Replacement of Declining Lenders

(1)

Promptly after expiry of the period reasonably established by the Agent for Lenders to respond to a request for consent of all Lenders under Section 9.7(3), the Agent shall notify the Borrower of the response of the Lenders, and shall include the names of all Declining Lenders.

(2)

If the aggregate amount of the Commitments of the Accepting Lenders in respect of the request for consent exceeds two-thirds of the aggregate Commitments of all Lenders then in effect but there are Declining Lenders, the Borrower may elect to secure consent of all Lenders for the purposes of Section 9.7(3) by giving a written notice to the Agent to that effect within 20 days after the Agent notifies the Borrower of the Lenders’ response, in which case the Borrower must, within five Banking Days after giving notice to the Agent, replace or cancel the Commitments of all Declining Lenders in the following manner:

(a)

the Borrower may negotiate an agreement with one or more of the Accepting Lenders or one or more New Lenders to assume the Commitments of the Declining Lenders on payment to the Declining Lenders of all amounts owed to the Declining Lenders under or in connection with the Credit, and in that event an assignment by the Declining Lenders to the Accepting Lenders or the New Lenders shall be deemed to have occurred in accordance with the terms of the form of Assignment and Assumption and the Borrower shall pay the Agent the assignment fee specified in Section 10.2(1)(f) unless waived by the Agent; and

(b)

to the extent the Commitments of the Declining Lenders have not been fully assumed by the Accepting Lenders and the New Lenders pursuant to Section 9.8(2)(a), the Borrower shall cancel the Commitments of the Declining Lenders and pay to the Declining Lenders within that time, all amounts owed to the Declining Lenders under or in connection with the Credit, without penalty but subject to payment of any costs and expenses payable to the Declining Lenders pursuant to this Agreement.

9.9	Rights of Agent

(1)

In administering the Credit, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(2)

The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower’s account have actual knowledge to the contrary or have received notice to the contrary from any other Party.

(3)	The Agent shall be entitled to receive a fee for acting as Agent as agreed between the Agent and the Borrower from time to time

9.10	Acknowledgements, Representations and Covenants of Lenders

(1)	Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

(2)

Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its Constating Documents and any Applicable Law and has not violated its Constating Documents or any Applicable Law by so doing.

(3)

Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent’s gross negligence or wilful misconduct. The Agent shall not be required to take or continue any action unless the Agent has received sufficient funds or arrangements satisfactory to it for indemnification to cover the cost of the proposed action.

(4)

To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Sections 11.8(1) and 11.8(2) to be paid by it to the Agent (or any sub-agent or Related Party thereof), each Lender severally agrees to pay to the Agent (or any sub-agent or Related Party) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this Section are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(5)

Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(6)

Each Lender acknowledges and agrees that its obligation to advance its Applicable Percentage of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(7)	Each Lender acknowledges receipt of a copy of this Agreement and the Security and acknowledges that it is satisfied with the form and content of such documents.

9.11	Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under the Security are to be exercised not severally, but by the Agent upon the decision of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained in any Loan Document, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

9.12	Successor Agent

(1)

The Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrower (not to be unreasonably withheld or delayed) unless a Default has occurred and is continuing, to appoint a successor, which shall be a Lender having an office in Toronto, Ontario or an Affiliate of any such Lender with an office in Toronto. The Agent may also be removed at any time by the Required Lenders upon 30 days’ notice to the Agent and the Borrower as long as the Required Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having an office in Toronto or an Affiliate of any such Lender with an office in Toronto.

(2)

If no such successor has been so appointed by the Required Lenders and has accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications specified in the immediately preceding paragraph, provided that if the Agent notifies the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that the retiring Agent shall continue to hold the Security held by the Agent on behalf of the Lenders until such time as a successor Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for in the preceding paragraph.

(3)

Upon a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Agent, the provisions of this Article 9 and of Section 11.7 shall continue in effect for the benefit of the former Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

9.13	No Other Duties etc.

Notwithstanding anything herein to the contrary, no Bookrunner, Arranger or holder of a similar title specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

9.14	Defaulting Lenders

(1)	Where a Lender has become a Defaulting Lender, the Agent will notify the Borrower and each Lender of that fact after having acquired actual knowledge of same.

(2)

At any time following the date of a notification under Section 9.14(1), the Borrower will be entitled to require that each such Defaulting Lender assign its rights under the Credit to a Person who would be an Eligible Assignee who has agreed to assume the Commitment of such Defaulting Lender. However, no such assignment and assumption will be effective unless the consideration payable to such Defaulting Lender for the assignment includes all amounts owed to such Defaulting Lender in respect of the Credit and is paid to the latter by the assignee (together with breakage costs if any). Section 10.2 will apply (adapted accordingly) to the said assignment and assumption and any Defaulting Lender will take all such actions as are required to promptly effect same.

(3)	Notwithstanding any other provision of this Agreement, from the time a Lender becomes a Defaulting Lender:

(a)

such Defaulting Lender will not be entitled to vote on any issue (other than on a reduction of a principal amount payable to it and any increase or extension of its Commitment) and, subject to the foregoing exceptions, the entirety of its Commitment will be disregarded in the calculation of all Required Lenders’ or Lenders’ unanimous decisions;

(b)

standby fees and L/C Fees will not accrue or be payable in respect of such Defaulting Lender’s Commitment provided that L/C Fees relating to such Defaulting Lender’s obligations that are reallocated pursuant to clause (d) below will be payable to the Lenders to whom such obligations have been reallocated;

(c)	such Defaulting Lender will not participate in any new Borrowing and its Commitment will be disregarded in the calculation of the pro rata share of the Lenders in any new Borrowing;

(d)

the funding obligations of the Defaulting Lender in respect of Advances made by the Swingline Lender and in respect of payments made by the Issuing Lender under Letters of Credit will be reallocated among the other Lenders and will be calculated excluding the Defaulting Lender’s Commitment from the pro rata share of the funding obligations of the other Lenders, but only to the extent such reallocation and calculation does not cause the outstanding Borrowings owing to any non-Defaulting Lender to exceed the amount of its Commitment and provided that no such reallocation will release the Defaulting Lender from its obligations hereunder;

(e)

if a reallocation contemplated in clause (d) above cannot be effected (in full or in part), the Borrower will (y) repay to the Swingline Lender the portion of any outstanding Borrowings under Section 2.2 which has not been so reallocated, and (z) prepay, or provide Cash Collateral to secure the unreallocated portion of the funding obligations relating to Letters of Credit;

(f)

the Swingline Lender or the Issuing Lender may decline to provide Borrowings under Section 2.2 or issue Letters of Credit under Article 5 (as applicable) if it has an exposure to a Defaulting Lender as a result of any reallocation pursuant to clause (d) not being fully effected; and

(g)

the Agent will be entitled to withhold any amount that would otherwise be distributed or payable to a Defaulting Lender and to apply (in the order determined by the Agent) any such amount to the obligations of such Defaulting Lender hereunder or to outstanding Borrowings owing to the non-Defaulting Lenders.

(4)

A Lender who becomes a Defaulting Lender will retain such status until the Agent, the Issuing Lender and the Swingline Lender notify such Defaulting Lender that they are satisfied that all existing defaults in respect of such Lender have been remedied and that such Lender has the financial ability to perform its obligations hereunder. Concurrently with such notification, the Agent will make such adjustments among the Lenders as are necessary to give effect to the foregoing and to the fact that Section 9.14(3) has ceased to apply in respect of the Lender concerned, provided that no retroactive adjustments will be made (including with respect to interest and fees).

(5)

For greater certainty (subject to Section 11.7 in the case of clauses (ii) and (iii) below), (i) the default by a Lender to perform its obligations hereunder will not relieve any other Lender from its obligations hereunder (including to fund Borrowings in the proportion of its Commitment), and (ii) an assignment of the Commitment of a Defaulting Lender will not relieve such Defaulting Lender from its obligations to indemnify any other party from the consequences of its default, and (iii) this Section 9.14 does not affect any right or recourse of the Borrower or any other Restricted Party against any Defaulting Lender.

9.15	Provisions Operative Between Lenders and Agent Only

Except for the provisions of Sections 9.7(2), 9.7(5), 9.8, 9.10(2), 9.10(6), 9.11, 9.12, 9.13, 9.14 and 9.15, the provisions of this Article relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Obligors shall not have any rights or obligations under or be entitled to rely for any purpose on such provisions.

ARTICLE 10

ADDITIONAL LENDERS,

SUCCESSORS AND ASSIGNS

10.1	Successors and Assigns

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 10.2, (ii) by way of participation in accordance with the provisions of Section 10.4, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.5 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, sub-agents contemplated hereby, Participants to the extent provided in Section 10.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent, any sub-agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

10.2	Assignments by Lenders

(1)

Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it), provided that:

(a)

except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advances of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than US $10,000,000, unless each of the Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(b)	each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(c)	any assignment must be approved by each Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender;

(d)	any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed) unless:

(i)	the proposed assignee is itself already a Lender, or

(ii)

the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc., Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

(e)

any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender or an Affiliate of a Lender or a Default has occurred and is continuing; and

(f)

the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee of $5,000 and the Eligible Assignee, if it is not a Lender, shall deliver any administrative questionnaire required by the Agent.

(2)

Subject to acceptance and recording thereof by the Agent pursuant to Section 10.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 11.7, 11.9 and 11.10, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring before the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.4. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

10.3	Register

The Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

10.4	Participations

(1)

Any Lender may at any time, with the consent of the Borrower (not to be unreasonably withheld or delayed) unless a Default has occurred and is continuing, but otherwise without the consent of, or notice to, the Borrower or the Agent, sell participations to any Person (other than a natural person, a Restricted Party or any Affiliate of a Restricted Party) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Advances owing to it). However, (i) the Lender’s obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of its obligations and (iii) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

(2)

Subject to the immediately following paragraph, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 11.9 and 11.10 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.2. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 8.9 as though it were a Lender, provided such Participant agrees to be subject to Section 9.6 as though it were a Lender.

(3)

A Participant shall not be entitled to receive any greater payment under Sections 11.9 and 11.10 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 11.9 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with that Section as though it were a Lender.

10.5	Certain Pledges

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement and the other Loan Documents to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1	Severability, Etc.

If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances.

11.2	Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of any Loan Document, nor any consent to any departure by an Obligor therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Required Lenders, as the case may be, and then that waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. In addition, any amendment or supplement shall require the written consent of the other parties to the Loan Document in question. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Default or breach by an Obligor of any provision of any Loan Document or the rights resulting therefrom.

11.3	Governing Law

(1)

Each of the Loan Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. The Borrower irrevocably and unconditionally submits, for itself and its Property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its Property in the courts of any jurisdiction. The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in court any of the Province of Ontario. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

11.4	This Agreement to Govern

In the event of any conflict between the terms of this Agreement and the terms of any other Loan Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict.

11.5	Currency

All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars. Except as otherwise expressly provided in this Agreement, wherever this Agreement contemplates or requires the calculation of the equivalent in one currency of an amount expressed in another currency, the calculation shall be made on the basis of the Exchange Rate at the effective date of the calculation.

11.6	Liability of Lenders

The liability of the Lenders in respect of all matters relating to this Agreement and the other Loan Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Applicable Percentages of any Advance that is requested, and, in the aggregate, to their respective Applicable Percentages of the total amounts of the Credit.

11.7	Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)

the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)

a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

11.8	Expenses and Indemnity

(1)

The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Agent, in connection with the syndication of the Credit, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby are consummated), (ii) without duplication, all reasonable out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment, renewal or extension of any L/C or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Agent or any Lender, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Advances made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Advances. No Lender shall, however, be entitled to be reimbursed for fees, charges and disbursements of counsel to advise it separately from counsel advising the Agent and/or the Lenders collectively.

(2)

The Borrower shall indemnify the Agent (and any sub-agent thereof), each Lender, each co-lead arranger (if applicable) and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Restricted Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Advance or the use or proposed use of the proceeds therefrom (including any refusal by an Issuing Bank to honour a demand for payment under an L/C if the documents presented in connection with such demand do not strictly comply with the terms of such L/C), (iii) any actual or alleged presence or release, spill, leakage, emission, deposit, discharge, leaching, migration or disposition of any hazardous substance, pollutant, contaminant or toxic or dangerous waste, substance or material as defined in or regulated by any Applicable Law or Governmental Authority from time to time (including friable asbestos and poly-chlorinated biphenals) on or from any Property owned or operated by any Restricted Party, or any remedial action taken by the Agent or Lender with respect thereto or any breach of Applicable Law with respect thereto that is related in any way to any Restricted Party, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Restricted Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Restricted Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Restricted Party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 11.8(1), 11.9 and 11.10.

(3)

All amounts due under this Section 11.7 shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

11.9	Taxes

(1)

If the Borrower, the Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of the Borrower hereunder or under any other Loan Document, then (i) the sum payable shall be increased by the Borrower when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Borrower shall make any such deductions required to be made by it under Applicable Law and (iii) the Borrower shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(2)	Without limiting the provisions of the immediately preceding paragraph, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(3)	The Borrower shall indemnify the Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including

Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be prima facie evidence of the amount.

(4)

As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(5)

Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five days thereof notify the Borrower and the Agent in writing.

(6)

If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

11.10	Increased Costs etc.

(1)	If any Change in Law shall:

(a)

impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(b)

subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any Advance made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 11.9 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(c)	impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Advance (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(2)

If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Advances made by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(3)

A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(4)

Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months before the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

11.11	Mitigation Obligations; Replacement of Lenders

(1)

If any Lender requests compensation under Section 11.10, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 11.9, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 11.9 or 11.10, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment unless the Borrower has repaid or replaced the Lender in accordance with Section 11.11(2).

(2)

If any Lender requests compensation under Section 11.10, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 11.9, if any Lender’s obligations are suspended pursuant to Section 11.12 or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon 10 days’ notice to such Lender and the Agent, either (i) repay all Obligations to the Lender and reduce the amount of the Credit by an amount equal to the Lender’s Commitment, or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.2), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)	in the case of an assignment, the Borrower pays the Agent the assignment fee specified in Section 10.2(1)(f);

(b)

the Lender receives payment of an amount equal to the outstanding principal of its Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from any assignee and/or the Borrower;

(c)	in the case of any assignment resulting from a claim for compensation under Section 11.10 or payments required to be made pursuant to Section 11.9, such assignment will result in a reduction in such compensation or payments thereafter; and

(d)	any assignment does not conflict with Applicable Law.

(3)

A Lender shall not be required to make any such assignment or delegation or accept repayment if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation or repayment cease to apply.

11.12	Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Advance (or to maintain its obligation to make any Advance), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Advances, or take any necessary steps with respect to any L/C in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

11.13	Currency Indemnity

In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to the Agent or the Lenders or any of them under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (“the Judgment Currency”) other than the currency payable hereunder or thereunder (“the Agreed Currency”), the party against whom the judgment or order is made shall indemnify and hold the Agent and the Lenders harmless against any deficiency in terms of the Agreed Currency in the amounts received by the Agent and the Lenders arising or resulting from any variation as between (a) the Exchange Rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (b) the Exchange Rate at which the Agent or each Lenders is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by the Agent or the Lender on the date of such receipt. The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the Borrower hereunder, shall apply irrespective of any indulgence granted by the Agent and the Lenders, and shall be supported by the Security.

11.14	Notices

(1)

Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 11.14(3)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified beside the respective signatures of the parties to this Agreement or on any Assignment and Assumption.

(2)

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Banking Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 11.14(3), shall be effective as provided in that Section.

(3)

Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent, except that the foregoing shall not apply to notices to any Lender of Advances to be made if the Lender has notified the Agent that it is incapable of receiving notices relating to Advances by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, but approval of such procedures may be limited to particular notices or communications.

(4)

Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), except that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(5)	Any party to this Agreement may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

11.15	Time of the Essence

Time is of the essence of this Agreement.

11.16	Further Assurances

The Borrower shall, at the request of the Agent, promptly do, execute, deliver or cause to be done, executed or delivered all such further acts, documents and matters as may, in the reasonable opinion of the Agent, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

11.17	Term of Agreement

The obligations of the Borrower in Sections 11.7, 11.9 and 11.10 and of the Lenders in Section 9.10(3) shall continue for the benefit of those to whom the obligations are owed notwithstanding the repayment of all obligations and the termination of the Credit or the termination of any particular person’s role as Borrower, Agent or Lender.

11.18	Counterparts and Facsimile

(1)

This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and any separate agreements with respect to fees payable to the Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article 4, this Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(2)

The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

11.19	Waiver of Jury Trial, Consequential Damages Etc.

(1)

Each party hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory).

(2)

To the fullest extent permitted by Applicable Law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(3)

The Borrower acknowledges and agrees that none of the Agent or the Lenders shall have any liability to them in relation to any due diligence investigations conducted by any of them in connection with the transactions contemplated hereby or be under any obligation whatsoever to disclose to them any information received or facts disclosed by any such investigations. The Borrower further acknowledges and agrees that they are not relying, will not rely, and will not be deemed, in any respect whatsoever, to have relied upon the facts received by and information disclosed to any of the Agent or the Lenders under or in connection with such due diligence investigations.

(4)

Each party hereto (a) certifies that no representative, agent or attorney of any other person has represented, expressly or otherwise, that such other person would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents by, among other things, the mutual waivers and certifications in this Section.

11.20	Treatment of Certain Information: Confidentiality

(1)

Each of the Agent and the Lenders agrees to maintain the confidentiality of Information, except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and the Obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent or any Lender on a non-confidential basis from a source other than a Restricted Party.

(2)

For purposes of this Section, “Information” means all information received in Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis before such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

(3)

In addition, and notwithstanding anything herein to the contrary, the Agent may provide the information described on Schedule F concerning the Borrower and the Credit to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

11.21	Entire Agreement

This Agreement and the other Loan Documents constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically specified in this Agreement or any other Loan Document, there are no representations, warranties, conditions or other agreements or acknowledgments, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the agreements referred to herein, or which induced any Party to enter into this Agreement or the agreements referred to herein or on which reliance is placed by any Party.

11.22	This Agreement to Govern

In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Loan Document (other than any Intercreditor Agreement, which shall prevail as against this Agreement), the provisions of this Agreement shall govern to the extent necessary to remove the conflict or inconsistency.

11.23	Language

The Parties have required that this Agreement and all contracts or notices relating to this Agreement be in the English language, but without prejudice to any such documents or instrument which may from time to time be drawn up in French only, or in both French and English. Les parties ont exigé que cette convention et tout contrat, document ou avis y afférent soient rédigés en langue anglaise, mais sans que cette disposition n’affecte toutefois la validité

de tout tel document qui pourrait à l’occasion être rédigé en français seulement ou à la fois en français et en anglais.

11.24	Date of this Agreement

Notwithstanding the date of this Agreement, it is acknowledged that the transactions contemplated hereunder become effective on December 14, 2017, and all references in this Agreement to “date of this Agreement” or “date hereof” shall be deemed to mean December 14, 2017.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

Address for Notice

Iamgold Corporation 401 Bay Street, Suite 3200 P.O. Box 153 Toronto, Ontario M5H 2Y4	IAMGOLD CORPORATION

	By:	/s/ Carol T. Banducci
Attention: Chief Financial Officer		Name: Carol T. Banducci
Fax No.: 416-360-4750		Title: EVP & CFO

[Signature Page – Amended and Restated Credit Agreement / IAMGOLD CORPORATION]

Address for Notice

National Bank of Canada 1155 Metcalfe, 5th Floor Montréal, Québec H3B 4S9	NATIONAL BANK OF CANADA, as Lender

	By:	/s/ Allan Fordyce
Attention: Director	Name:	Allan Fordyce
Fax No.: 514-390-7850	Title:	Managing Director

	By:	/s/ David Torrey
	Name:	David Torrey
	Title:	Managing Director

[Signature Page – Amended and Restated Credit Agreement / IAMGOLD CORPORATION]

Address for Notice

National Bank of Canada 500 Place d’Armes, 27th Floor Montréal, Québec H2Y 2W3	NATIONAL BANK OF CANADA, as Agent

	By:	/s/ Jonathan Campbell
Attention: Syndication	Name:	Jonathan Campbell
Fax No.: 514-271-5294	Title:	Director

	By:	/s/ Allan Fordyce
	Name:	Allan Fordyce
	Title:	Managing Director

[Signature Page – Amended and Restated Credit Agreement / IAMGOLD CORPORATION]

Address for Notice

Deutsche Bank AG, Canada Branch 199 Bay Street, Suite 4700 Commerce Court West P.O Box 263 Toronto, Ontario M5L 1E9	DEUTSCHE BANK AG, CANADA BRANCH

	By:	/s/ Dan Sooley
Attention: DB Canada Loan Servicing	Name:	Dan Sooley
Fax No.: 904-638-8671	Title:	Chief Country Officer

	By:	/s/ Rupert Gomes
	Name:	Rupert Gomes
	Title:	Vice President

[Signature Page – Amended and Restated Credit Agreement / IAMGOLD CORPORATION]

Address for Notice

Citibank, N.A. Canadian Branch 123 Front Street West Toronto, Ontario M5J 2M3	CITIBANK, N.A., CANADIAN BRANCH

	By:	/s/ Samin Atique
Attention: Director	Name:	Samin Atique
Fax No.: 416-915-6341	Title:	Authorized Signatory

By:
Name:
Title:

[Signature Page – Amended and Restated Credit Agreement / IAMGOLD CORPORATION]

RESSOURCES QUÉBEC INC., as Lender

By:	/s/ Iya Touré
Name:	Iya Touré
Title:	President

By:
Name:
Title:

[Signature Page – Amended and Restated Credit Agreement / IAMGOLD CORPORATION]

MORGAN STANLEY SENIOR FUNDING, INC., as Lender

By:	/s/ Michael King
Name:	Michael King
Title:	Vice President

By:
Name:
Title:

[Signature Page – Amended and Restated Credit Agreement / IAMGOLD CORPORATION]

ROYAL BANK OF CANADA, as Lender

By:	/s/ Strati Georgopoulos
Name:	Strati Georgopoulos
Title:	Authorized Signatory

By:
Name:
Title:

[Signature Page – Amended and Restated Credit Agreement / IAMGOLD CORPORATION]

THE TORONTO-DOMINION BANK, as Lender

By:	/s/ Brendon D’Mello
Name:	Brendon D’Mello
Title:	Director

By:	/s/ Liza Straker
Name:	Liza Straker
Title:	Director

[Signature Page – Amended and Restated Credit Agreement / IAMGOLD CORPORATION]

EXPORT DEVELOPMENT CANADA, as Lender

By:	/s/ Gabriela Gomez
Name:	Gabriela Gomez
Title:	Senior Financing Manager

By:	/s/ Bassam Hammoud
Name:	Bassam Hammoud
Title:	Senior Financing Manager

[Signature Page – Amended and Restated Credit Agreement / IAMGOLD CORPORATION]

SCHEDULE A

LENDERS’ APPLICABLE PERCENTAGES

[See reference in Section 1.1(9)]

REDACTED

SCHEDULE B

ORGANIZATIONAL CHART

[See reference in Section 6.1(13)(a)]

REDACTED

SCHEDULE C

COMPLIANCE

[see reference in Section 1.1(31)]

TO:	THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO:	NATIONAL BANK OF CANADA, as Agent •

Attention: • Fax No.: •

We refer to Section 7.3(1)(c) of the amended and restated credit agreement dated as of December 14, 2017 between Iamgold Corporation, as Borrower, National Bank of Canada, as Agent, and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to the Borrower’s fiscal quarter end                                     (the “Quarter End”).

1. The Borrower hereby certifies that:

(a)

the representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)	no Default has occurred and is continuing on the date hereof [or as the case may be].

2. The Borrower hereby certifies that, as of the Quarter End:

(a)	the Total Net Debt Ratio was to 1;

(b)	the Tangible Net Worth was $ and the minimum required Tangible Net Worth was $ ;

(c)	the EBITDA to Interest Ratio was to 1;

3. Appendix A attached sets out the calculations of the ratios etc. referred to in item 2 above.

4. Appendix B attached contains details as of the Quarter End of all Derivatives that are Other Secured Obligations.

5. Appendix C attached contains details as of the Quarter End of all Bilateral LC Facilities that are Other Secured Obligations.

6. [There has been no material charge in the information contained in the organizational chart attached as Schedule B to the Credit Agreement.] [Attached to this certificate is an updated organizational chart to be attached as Schedule B to the Credit Agreement. The changes from the existing chart are: •.]

DATED

IAMGOLD CORPORATION

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE D

NOTICE OF ADVANCE, PAYMENT, ROLLOVER OR CONVERSION

[see reference in Section 5.5(1)]

TO:	NATIONAL BANK OF CANADA •

Attention: • Fax No.: •

We refer to Section 5.5(1) of the amended and restated credit agreement dated as of December 14, 2017 between Iamgold Corporation, as Borrower, National Bank of Canada as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

Request for Advance

The Borrower hereby irrevocably requests as follows:

(A)	that an Advance be made under the Credit	( )

(B)	the requested Advance represents the following [check one or more]:

	increase in Advances under the Credit	( )

	rollover of existing Advances under the Credit	( )

	conversion of existing Advances to another type of Advance	( )

(C)	The Advance Date shall be

(D)	The advance shall be in the form of [check one or more and complete details]:

	Prime Rate Advance	( )

Amount:

	B/A Advance	( )

Face Amount:

Term:

	Base Rate Advance	( )

Amount:

	LIBOR Advance	( )

Amount:

End of LIBOR Period:

	L/C	( )

Nominal Amount:

Expiry Date:

[Note: attach proposed form of details]

(E)	The proceeds of the Advance shall be deposited in [specify Designated Account]

The Borrower hereby confirms as follows:

(a)

the representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)	no Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein;

(c)

the Borrower will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding clauses (a) and (b) would not be true if made on the Advance Date;

(d)	all other conditions precedents in Sections 4.1 and 4.2 of the Credit Agreement have been fulfilled.

Notice of Payment, Rollover or Conversion

The Borrower hereby irrevocably notifies you of the following:

(a)	that a payment, rollover or conversion will be made under the Credit	( )

(b)	the payment, rollover or conversion represents the following [check one or more]:

	reduction in Advances under Credit	( )

	rollover of existing Advances as the same	( )

type of Advance under Credit

	conversion of existing Advances to another	( )

type of Advance under Credit

(c)	The payment, rollover or conversion date shall be

(d)	The advance to be paid, rolled over or converted shall be in the form of [check one or more and complete details]:

	Prime Rate Advance	( )

Amount:

	B/A Advance	( )

Amount:

Maturity Date:

	Base Rate Advance	( )

Amount:

	LIBOR Advance	( )

Amount:

Start of current LIBOR Period:

DATED

IAMGOLD CORPORATION

By:
Name:
Title:

cc.	National Bank of Canada •

	Attention:	•

	Fax No.:	•

SCHEDULE E

ROYALTY AGREEMENTS

[see reference in Section 1.1(104)(p)]

REDACTED

SCHEDULE F

INFORMATION THAT MAY BE DISCLOSED

[see reference in Section 11.20(3)]

Company Level	Deal Specific	Facility Specific
Issuer Name Location SIC (Cdn) Identification Number(s) Revenue	Currency/amount Date Purpose Sponsor Financial Covenants	Currency/Amount Type Purpose Tenor Term Out Option Expiration Date

	Target Company	Facility Signing Date

Measurement of Risk Assignment Language

S&P Sr. Debt	Law Firms

S&P Issuer	MAC Clause

Moody’s Sr. Debt	Springing lien

Moody’s Issuer	Cash Dominion

Fitch Sr. Debt	Mandatory Prepays

Fitch Issuer	Restrct’d Payments (Neg Covs)
S&P Implied

(internal assessment)	Other Restrictions

DBRS

Other Ratings

Industry Classification

Moody’s Industry

S&P Industry

Parent

Financial Ratios

Security

Secured/Unsecured

Collateral and

Seniority of Claim

Collateral Value

Guarantors

Lenders Names/Titles

Lender Commitment ($)

Committed / Uncommitted

Distribution method

Amortization Schedule

Borrowing Base / Advance Rates

New money Amount

Country of Syndication

Facility Rating (Loss given default)

S&P Bank Loan

Moody’s Bank Loan

Fitch Bank Loan

DBRS

Other Ratings

SCHEDULE G

FORM OF ASSIGNMENT AND ASSUMPTION

[see reference in Section 1.1(10)]

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the Credit identified below (including any Letters of Credit included in the Credit) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

(1)	Assignor:

(2)	Assignee:

(3)	Borrower:	Iamgold Corporation

(4)	Agent	National Bank of Canada, as the administrative agent under the Credit Agreement

(5)	Credit Agreement: The US $250,000,000 Credit Agreement Dated as of December 14,, 2017 among Iamgold Corporation as Borrower, the Lender parties thereto and the National Bank of Canada as Agent

(6)	Assigned Interest:

Facility Assigned	Aggregate Amount of Commitments / Advances for all Lenders[1]	Amount of Commitment / Advances Assigned	Percentage Assigned of Commitment / Advances[2]	CUSIP Number
Credit	$	$	%
	$	$	%
	$	$	%

(7)	[Trade Date: ][3]

[1]	Amount to be adjusted by the counterparties to take into account any reductions made between the Trade Date and the Effective Date
[2]	Set forth, to at least 9 decimals, as a percentage of the Commitments / Advances of all Lenders thereunder
[3]	To be completed if the Assignor and the Assignee intend that the minimum assignment amount is te be determined as of the Trade Date.

Effective Date:             , 20        [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE [NAME OF ASSIGNEE]

By:
Title:

[Consented to and][4] Accepted:

NATIONAL BANK OF CANADA, as Agent

By:
Title:

[Consented to:][5]

[NAME OF RELEVANT PARTY]

By:
Title

[4]	To be added only if the consent of the Agent is required by Section 10.2(1)(d) of the Credit Agreement.
[5]	To be added for each relevant party only if the consent of the Borrower and/or the Issuing Banks is required by Sections 10.2(1)(e) and 10.2(1)(c), respectively, of the Credit Agreement.

ANNEX 1

to assignment and assumption

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1.	Representations and Warranties.

1.1

Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any Lien and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2

Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iii) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 7.3(1) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender, and (iv) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to Section 11.9(5) of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.

Payments. From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3.

General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

SCHEDULE H

CERTAIN PROPERTY THAT MAY BE DISPOSED OF

[see reference in Section 7.3(2)(e)]

REDACTED

SCHEDULE I

SUBORDINATION PROVISIONS

Definitions

“Bankruptcy Law” means any law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law, including, without limitation, the Bankruptcy and Insolvency Act of Canada and the United States Bankruptcy Code.

“Designated Senior Debt” means all Indebtedness and other Obligations (including interest accruing after the filing of a petition initiating any proceeding pursuant to any Bankruptcy Law, whether or not the claim for such interest is allowed as a claim in such proceeding) of the Company or any Guarantor under or in connection with the following (including, for the avoidance of doubt, any guarantee of a Guarantor or the Company and all interest, fees and other amounts owing in connection with the following; but excluding any Indebtedness or other Obligations in respect of which all of the lenders or other creditors of which have, or their Representative has, delivered written notice to the Trustees stating that such Indebtedness or other Obligations do not constitute Designated Senior Debt (a “Relinquishment of DSD Status Notice”)): (i) the Senior Credit Facility, (ii) credit facilities for the issuance of letters of credit, (iii) cash management arrangements, commodity spot transactions and currency spot transactions or Derivative Transactions owing to any lender or Affiliate of a lender under the Senior Credit Facility, provided that Indebtedness and other Obligations described in this clause (iii) shall cease to be “Designated Senior Debt” if the applicable lender ceases to be a lender under the Senior Credit Facility by reason of assigning all of its rights and obligations under the Senior Credit Facility, as the case may be, but does not cease to be “Designated Senior Debt” if the Senior Credit Facility is terminated; and (iv) any Indebtedness or other Obligations refinancing or replacing any Indebtedness or other Obligations set forth in any of the foregoing clauses or this clause (iv) if the Company has delivered written notice to the Trustees stating that such Indebtedness or other Obligations constitute Designated Senior Debt; provided that the aggregate principal amount of any borrowings and letters of credit described in the foregoing clauses (i), (ii) and (iv) above and constituting Designated Senior Debt, at any one time outstanding, shall not exceed $1.0 billion. A Relinquishment of DSD Status Notice may be given by the lenders or creditors, or their Representative, of any Designated Senior Debt with respect to any individual Obligor under such Designated Senior Debt (in which case the Obligations of the other Obligors shall continue to constitute Designated Senior Debt) or with respect to all of the Obligors under such Designated Senior Debt, in the sole discretion of such lenders or creditors or their Representative.

“Derivative Transaction” means any transaction of a type commonly considered to be a derivative or hedging transaction, any combination of such transactions or any agreement relating to such transaction or such combination of transactions, in each case whether relating to one or more of interest rates, currencies, commodities, securities or any other matters, including, but not limited to (i) any cap, collar, floor or option, (ii) any forward contract or (iii) any rate swap, basis swap, commodity swap, cross-currency swap or other swap or contract for differences.

“distribution” may consist of cash, securities or other property, by set-off or otherwise.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable Canadian or U.S. federal or state law or under any foreign law), other monetary obligations, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Permitted Junior Securities” means Equity Interests in the Company or any Guarantor or debt securities that are subordinated to all Designated Senior Debt to substantially the same extent as, or to a greater extent than, the Notes and the Note Guarantees are subordinated to Designated Senior Debt under the Indenture (including, but not limited, with respect to payment blockage, turnover and standstill provisions, being unsecured, not being guaranteed by any Subsidiary of the Company that is not a guarantor of Designated Senior Debt and not requiring principal payments until at least 12 months after the latest maturity date of the Designated Senior Debt).

“Representative” means any agent or representative for any Designated Senior Debt.

Subordination

Section 13.01 Agreement to Subordinate.

The Company and each Guarantor agree, and each Holder by accepting a Note and the related Guarantees agrees, that (i) the Indebtedness evidenced by (a) the Notes, including, but not limited to, the payment of principal of, premium, if any, and interest on the Notes, and any other payment Obligation of the Company in respect of the Notes (including any obligation to repurchase the Notes) is subordinated in right of payment, to the extent and in the manner provided in this Article 13, to the prior payment in full in cash of all Designated Senior Debt of the Company (for as long as it continues to constitute Designated Senior Debt) (whether outstanding on the Issue Date or thereafter created, incurred, assumed or guaranteed) and (b) the Guarantees and other payment Obligations in respect of the Guarantees are subordinated in right of payment, to the extent and in the manner provided in this Article 13, to the prior payment in full in cash of all Designated Senior Debt of each Guarantor (for as long as it continues to constitute Designated Senior Debt) and (ii) such subordination is for the benefit of the holders of Designated Senior Debt.

All Designated Senior Debt now or hereafter existing shall not be deemed to have been paid in full unless the holders or owners thereof shall have received payment in full in cash (or other form of payment consented to by the holders of such Designated Senior Debt) with respect to such Designated Senior Debt and all other Obligations with respect thereto.

Section 13.02 Liquidation; Dissolution; Bankruptcy.

(a) Upon any payment or distribution of property or securities to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or in an assignment for the benefit of creditors or any marshalling of the Company’s assets and liabilities:

(1) the holders of Designated Senior Debt of the Company shall be entitled to receive payment in full in cash of all Obligations in respect of such Designated Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Designated Senior Debt, whether or not a claim for such interest would be allowed in such proceeding), and to have all unmatured or contingent Obligations of the Company under letters of credit or any of the agreements, transactions or arrangements described in clause (iii) of the definition of Designated Senior Debt to be fully cash-collateralized, before the Holders of Notes shall be entitled to receive any payment or distribution with respect to the Notes and related Obligations (except in each case that Holders of Notes may receive and retain (A) Permitted Junior Securities and (B) payments made from any defeasance trust created pursuant to Sections 8.04 and 8.05 hereof provided, that the applicable deposit did not violate Article 8 or 13 of this Indenture; and

(2) until all Obligations with respect to Designated Senior Debt of the Company (as provided in subsection (a)(1) above) are paid in full in cash, and all unmatured or contingent Obligations of the Company under letters of credit or any of the agreements, transaction or arrangements described in clause (iii) of the definition of Designated Senior Debt are fully cash-collateralized, any payment or distribution to which the Holders of the Notes and the related Note Guarantees would be entitled but for this Article 13 shall be made to holders of Designated Senior Debt of the Company (except that Holders of the Notes and the related Guarantees may receive and retain (A) Permitted Junior Securities and (B) and payments made from any defeasance trust created pursuant to Sections 8.04 and 8.05 hereof provided, that the applicable deposit did not violate Article 8 or 13 of this Indenture.

(b) Upon any payment or distribution of property or securities to creditors of a Guarantor in a liquidation or dissolution of such Guarantor or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to such Guarantor or its property, or in an assignment for the benefit of creditors or any marshalling of such Guarantor’s assets and liabilities:

(1) the holders of Designated Senior Debt of such Guarantor shall be entitled to receive payment in full in cash of all Obligations in respect of such Designated Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Designated Senior Debt, whether or not a claim for such interest would be allowed in such proceeding), and to have all unmatured or contingent Obligations of such Guarantor under letters of credit or any of the agreements, transaction or arrangements described in clause (iii) of the definition of Designated Senior Debt to be fully cash-collateralized, before the Holders of the Notes and the related Guarantees shall be entitled to receive any payment or distribution with respect to the Guarantee made by such Guarantor (except in each case that Holders of the Notes and the related Guarantees may receive and retain (A) Permitted Junior Securities and (B) and payments made from any defeasance trust created pursuant to Sections 8.04 and 8.05 hereof provided, that the applicable deposit did not violate Article 8 or 13 of this Indenture); and

(2) until all Obligations with respect to Designated Senior Debt of such Guarantor (as provided in subsection (b)(1) above) are paid in full in cash, and all unmatured or contingent Obligations of such Guarantor under letters of credit or any of the agreements, transaction or arrangements described in clause (iii) of the definition of Designated Senior Debt are fully cash-collateralized, any payment or distribution to which the Holders of the Notes and the related Guarantees would be entitled shall be made to holders of Designated Senior Debt of such Guarantor (except that Holders of the Notes and the related Guarantees may receive and retain (A) Permitted Junior Securities and (B) payments made from any defeasance trust created pursuant to Sections 8.04 and 8.05 hereof provided, that the applicable deposit did not violate Article 8 or 13 of this Indenture).

Under the circumstances described in this Section 13.02, the Company, any Guarantor or any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar person making any payment or distribution of cash or other property or securities is authorized and instructed to make any payment or distribution to which the Holders of the Notes and the related Guarantees would otherwise be entitled (other than (A) Permitted Junior Securities and (B) payments made from any defeasance trust referred to in the second parenthetical clause of each of clauses (a)(1), (a)(2), (b)(1) and (b)(2) above, which shall be delivered or paid to the Holders of the Notes as set forth in such clauses) directly to the holders of the Designated Senior Debt of the Company and any Guarantor, as applicable, (pro rata to such holders on the basis of the respective amounts of Designated Senior Debt of the Company and any Guarantor, as applicable, held by such holders) or their Representatives, or to any trustee or trustees under any other indenture pursuant to which any such Designated Senior Debt may have been issued, as their respective interests appear, to the extent necessary to pay all such Designated Senior Debt in full, in cash or cash equivalents after giving effect to any concurrent payment, distribution or provision thereof or to or for the holders of such Designated Senior Debt.

To the extent any payment of or distribution in respect of Designated Senior Debt (whether by or on behalf of the Company or any Guarantor, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then if such payment or distribution is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Designated Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent the obligation to repay any Designated Senior Debt is declared to be fraudulent, invalid or otherwise set aside under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then the obligation so declared fraudulent, invalid or otherwise set aside (and all other amounts that would come due with respect thereto had such obligation not been so affected) shall be deemed to be reinstated and outstanding as Designated Senior Debt for all purposes hereof as if such declaration, invalidity or setting aside had not occurred.

Section 13.03 Default on Designated Senior Debt.

(a) The Company and the Guarantors may not make any payment (whether by redemption, purchase, retirements, defeasance or otherwise) upon or in respect of the Notes and the related Note Guarantees (other than (A) Permitted Junior Securities or (B) payments and other distributions made from any defeasance trust created pursuant to Sections 8.04 and 8.05 hereof if the applicable deposit did not violate Article 8 or 13 of this Indenture) until all principal and other Obligations with respect to the Designated Senior Debt of the Company and the Guarantors have been paid in full if:

(i) a default in the payment of any principal of, premium, if any, or interest on or other Obligations with respect to Designated Senior Debt occurs; or

(ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits, or with the giving of notice or passage of time or both (regardless of whether such notice or grace period provisions are within the agreements governing the Designated Senior Debt or within any agreements or instruments which would trigger a cross-default under any Designated Senior Debt) would permit, holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustees receive a notice of the default (a “Payment Blockage Notice”) from the Company or the holders or a Representative of any Designated Senior Debt. If a Trustee receives any such Payment Blockage Notice, no subsequent Payment Blockage Notice shall be effective for purposes of this Section 13.03 unless and until 360 days shall have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior Payment Blockage Notice. No nonpayment default in respect of any Designated Senior Debt that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustees (to the extent the holder or the Representative of the Designated Senior Debt giving such Payment Blockage Notice had knowledge of the same) shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

(b) The Company shall resume payments on and distributions in respect of the Notes and any Guarantor shall resume making payments and distributions pursuant to the Note Guarantees upon:

(i) in the case of a default referred to in Section 13.03(a)(i) hereof the date upon which the default is cured or waived or such Designated Senior Debt is discharged or paid in full, and

(ii) in the case of a default referred to in Section 13.03(a)(ii) hereof, the earliest of (1) the date on which such nonpayment default is cured or waived, (2) the date the applicable Payment Blockage Notice is retracted by written notice to the Trustees or (3) 179 days after the date on which the applicable Payment Blockage Notice is received unless (in the case of each of the foregoing subclauses (1) through (3)) (A) the maturity of any Designated Senior Debt has been accelerated or (B) a

Default or Event of Default under Section 6.01(a)(7) or (8) has occurred and is continuing, if this Article otherwise permits the payment or distribution at the time of such payment or acquisition.

Section 13.04 Acceleration of the Notes.

The Company shall promptly notify the holders of Designated Senior Debt of the occurrence of any Default or Event of Default. If payment of the Notes is accelerated because of an Event of Default, the Company shall promptly notify holders of Designated Senior Debt of the acceleration.

Section 13.05 When Distribution Must be Paid Over.

In the event that a Trustee or any Holder receives any payment or distribution of or in respect of any Obligations with respect to the Notes or the Note Guarantees at a time when such payment or distribution is prohibited by Section 13.02 or Section 13.03 hereof, such payment or distribution shall be held by such Trustee (if such Trustee has actual knowledge that such payment or distribution is prohibited by Section 13.02 or Section 13.03) or such Holder, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of Designated Senior Debt as their interests may appear or to their Representative under the indenture or other agreement (if any) pursuant to which such Designated Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Obligations with respect to Designated Senior Debt remaining unpaid to the extent necessary to pay such Obligations in full in accordance with their terms, after giving effect to any concurrent payment or distribution to or for the holders of Designated Senior Debt.

With respect to the holders of Designated Senior Debt, each Trustee undertake to perform only such obligations on the part of such Trustee as are specifically set forth in this Article 13, and no implied covenants or obligations with respect to the holders of Designated Senior Debt shall be read into this Indenture against either Trustee. Neither Trustee shall be deemed to owe any fiduciary duty to the holders of Designated Senior Debt, and, except as provided in Section 13.11, shall not be liable to any such holders if a Trustee shall pay over or distribute to or on behalf of Holders of the Notes or the Company, the Guarantors or any other Person money or assets to which any holders of Designated Senior Debt shall be entitled by virtue of this Article 13, except if such payment is made as a result of the willful misconduct or negligence of such Trustee.

Section 13.06 Notice by Company.

The Company and the Guarantors shall promptly notify the Trustees and the Paying Agent of any facts known to the Company or any Guarantor that would cause a payment of any Obligations with respect to the Notes or the related Note Guarantees to violate this Article 13, but failure to give such notice shall not affect the subordination of the Notes and the related Note Guarantees to the Designated Senior Debt as provided in this Article 13.

Section 13.07 Subrogation.

After all Designated Senior Debt is paid in full and until the Notes are paid in full, Holders of the Notes and the related Guarantees shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Notes and the Note Guarantees) to the rights of holders of Designated Senior Debt to receive distributions and payments applicable to Designated Senior Debt to the extent that distributions and payments otherwise payable to the Holders of the Notes and the related Note Guarantees have been applied to the payment of Designated Senior Debt. A payment or distribution made under this Article 13 to holders of Designated Senior Debt that otherwise would have been made to Holders of the Notes and the related Note Guarantees is not, as between the Company and Holders of the Notes, a payment by the Company on the Notes.

Section 13.08 Relative Rights.

This Article 13 defines the relative rights of Holders of the Notes and the related Note Guarantees and holders of Designated Senior Debt. Nothing in this Indenture shall:

(1) impair, as between the Company and Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay principal of and interest on the Notes in accordance with their terms;

(2) affect the relative rights of Holders of the Notes and the related Note Guarantees and creditors of the Company other than their rights in relation to holders of Designated Senior Debt; or

(3) prevent either Trustee or any Holder from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders and owners of Designated Senior Debt to receive distributions and payments otherwise payable to Holders of the Notes and the related Note Guarantees.

If the Company fails because of this Article 13 to pay principal of or interest on a Note on the due date, the failure is still a Default or Event of Default.

Section 13.09 Subordination May Not be Impaired by Company or the Guarantors.

No right of any present or future holders of any Designated Senior Debt to enforce subordination as provided in this Article 13 will at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or any Guarantor or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company or any Guarantor with the terms of this Indenture, regardless of any knowledge thereof that any such holder of Designated Senior Debt may have or otherwise be charged with. The provisions of this Article 13 are intended to be for the benefit of, and shall be enforceable directly by, the holders of Designated Senior Debt.

Section 13.10 Payment, Distribution or Notice to Representative.

Whenever a payment or distribution is to be made or a notice given to holders of Designated Senior Debt, the distribution may be made and the notice given to their Representative.

Upon any payment or distribution of assets or securities of the Company or any Guarantor referred to in this Article 13, each Trustee and the Holders of the Notes and the Note Guarantees shall be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such Representative or of the liquidating trustee or agent or other Person making any payment or distribution to such Trustee or to the Holders of the Notes and the Note Guarantees for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Designated Senior Debt and other Indebtedness of the Company or any Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 13.

Section 13.11 Rights of Trustees and Paying Agent.

Notwithstanding the provisions of this Article 13 or any other provision of this Indenture, neither Trustee shall be charged with knowledge of the existence of any facts that would prohibit the making of any payment or distribution by such Trustee, and the U.S. Trustee and the Paying Agent may continue to make payments on the Notes and the Note Guarantees, unless the Trustees shall have received at their Corporate Trust Office at least one Business Day prior to the date of such payment written notice of facts that would cause the payment of any Obligations with respect to the Notes or Note Guarantees to violate this Article 13. Only the

Company or a Representative may give the notice. Nothing in this Article 13 shall impair the claims of, or payments to, either Trustee under or pursuant to Section 7.06 hereof.

Each Trustee in its individual or any other capacity may hold Designated Senior Debt with the same rights they would have if it were not Trustee. Any Agent may do the same with like rights.

Section 13.12 Authorization to Effect Subordination.

Each Holder of the Notes by the Holder’s acceptance thereof authorizes and directs each Trustee on such Holder’s behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 13, and appoints each Trustee to act as the Holder’s attorney-in-fact for any and all such purposes. If a Trustee does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in Section 6.09 hereof at least 30 days before the expiration of the time to file such claim, the Representatives or any lender under the Senior Credit Facility is hereby authorized to file an appropriate claim for and on behalf of the Holders of the the Notes and the related Guarantees.

Section 13.13 Amendments.

No amendment may be made to the provisions of or the definitions of any terms appearing in this Article 13, or to the provisions of Section 6.02 relating to the Designated Senior Debt, that adversely affects the rights of any holder of Designated Senior Debt then outstanding unless the holders of such Designated Senior Debt (or any group or Representative authorized to give a consent on behalf of such holders) consent to such change.

Section 13.14 No Waiver of Subordination Provisions.

Without in any way limiting the generality of Section 13.08 of this Indenture, the holders of Designated Senior Debt may, at any time and from time to time, without the consent of or notice to the Trustees or the Holders, without incurring responsibility to the Holders and without impairing or releasing the subordination provided in this Article 13 or the obligations hereunder of the Holders to the holders of Designated Senior Debt, do any one or more of the following: (a) amend, modify, supplement, restate or replace of any of terms, covenants, conditions or other provisions of any Designated Senior Debt or any instrument or agreement under which Designated Senior Debt is outstanding or secured, including, but not limited to change the manner, place or terms of payment or extend the time of payment of, or renew or alter, in any manner any Designated Senior Debt; (b) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Designated Senior Debt; (c) release any Person liable in any manner for the collection of Designated Senior Debt; and (d) exercise or refrain from exercising any rights against the Company and each Guarantor and any other Person.

would permit, holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustees receive a notice of the default (a “Payment Blockage Notice”) from the Company or the holders or a Representative of any Designated Senior Debt. If a Trustee receives any such Payment Blockage Notice, no subsequent Payment Blockage Notice shall be effective for purposes of this Section 13.03 unless and until 360 days shall have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior Payment Blockage Notice. No nonpayment default in respect of any Designated Senior Debt that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustees (to the extent the holder or the Representative of the Designated Senior Debt giving such Payment Blockage Notice had knowledge of the same) shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

(b) The Company shall resume payments on and distributions in respect of the Notes and any Guarantor shall resume making payments and distributions pursuant to the Note Guarantees upon:

(i) in the case of a default referred to in Section 13.03(a)(i) hereof the date upon which the default is cured or waived or such Designated Senior Debt is discharged or paid in full, and

(ii) in the case of a default referred to in Section 13.03(a)(ii) hereof, the earliest of (1) the date on which such nonpayment default is cured or waived, (2) the date the applicable Payment Blockage Notice is retracted by written notice to the Trustees or (3) 179 days after the date on which the applicable Payment Blockage Notice is received unless (in the case of each of the foregoing subclauses (1) through (3)) (A) the maturity of any Designated Senior Debt has been accelerated or (B) a Default or Event of Default under Section 6.01(a)(7) or (8) has occurred and is continuing, if this

Article otherwise permits the payment or distribution at the time of such payment or acquisition.

Section 13.04 Acceleration of the Notes.

The Company shall promptly notify the holders of Designated Senior Debt of the occurrence of any Default or Event of Default. If payment of the Notes is accelerated because of an Event of Default, the Company shall promptly notify holders of Designated Senior Debt of the acceleration.

Section 13.05 When Distribution Must be Paid Over.

In the event that a Trustee or any Holder receives any payment or distribution of or in respect of any Obligations with respect to the Notes or the Note Guarantees at a time when such payment or distribution is prohibited by Section 13.02 or Section 13.03 hereof, such payment or distribution shall be held by such Trustee (if such Trustee has actual knowledge that such payment or distribution is prohibited by Section 13.02 or Section 13.03) or such Holder, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of Designated Senior Debt as their interests may appear or to their Representative under the indenture or other agreement (if any) pursuant to which such Designated Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Obligations with respect to Designated Senior Debt remaining unpaid to the extent necessary to pay such Obligations in full in accordance with their terms, after giving effect to any concurrent payment or distribution to or for the holders of Designated Senior Debt.

With respect to the holders of Designated Senior Debt, each Trustee undertake to perform only such obligations on the part of such Trustee as are specifically set forth in this Article 13, and no implied covenants or obligations with respect to the holders of Designated Senior Debt shall be read into this Indenture against either Trustee. Neither Trustee shall be deemed to owe any fiduciary duty to the holders of Designated Senior Debt, and, except as provided in Section 13.11, shall not be liable to any such holders if a Trustee shall pay over or distribute to or on behalf of Holders of the Notes or the Company, the Guarantors or any other Person money or assets to which any holders of Designated Senior Debt shall be entitled by virtue of this Article 13, except if such payment is made as a result of the willful misconduct or negligence of such Trustee.

Section 13.06 Notice by Company.

The Company and the Guarantors shall promptly notify the Trustees and the Paying Agent of any facts known to the Company or any Guarantor that would cause a payment of any Obligations with respect to the Notes or the related Note Guarantees to violate this Article 13, but failure to give such notice shall not affect the subordination of the Notes and the related Note Guarantees to the Designated Senior Debt as provided in this Article 13.

Section 13.07 Subrogation.

After all Designated Senior Debt is paid in full and until the Notes are paid in full, Holders of the Notes and the related Guarantees shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Notes and the Note Guarantees) to the rights of holders of Designated Senior Debt to receive distributions and payments applicable to Designated Senior Debt to the extent that distributions and payments otherwise payable to the Holders of the Notes and the related Note Guarantees have been applied to the payment of Designated Senior Debt. A payment or distribution made under this Article 13 to holders of Designated Senior Debt that otherwise would have been made to Holders of the Notes and the related Note Guarantees is not, as between the Company and Holders of the Notes, a payment by the Company on the Notes.

Section 13.08 Relative Rights.

This Article 13 defines the relative rights of Holders of the Notes and the related Note Guarantees and holders of Designated Senior Debt. Nothing in this Indenture shall:

(1) impair, as between the Company and Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay principal of and interest on the Notes in accordance with their terms;

(2) affect the relative rights of Holders of the Notes and the related Note Guarantees and creditors of the Company other than their rights in relation to holders of Designated Senior Debt; or

(3) prevent either Trustee or any Holder from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders and owners of Designated Senior Debt to receive distributions and payments otherwise payable to Holders of the Notes and the related Note Guarantees.

If the Company fails because of this Article 13 to pay principal of or interest on a Note on the due date, the failure is still a Default or Event of Default.

Section 13.09 Subordination May Not be Impaired by Company or the Guarantors.

No right of any present or future holders of any Designated Senior Debt to enforce subordination as provided in this Article 13 will at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or any Guarantor or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company or any Guarantor with the terms of this Indenture, regardless of any knowledge thereof that any such holder of Designated Senior Debt may have or otherwise be charged with. The provisions of this Article 13 are intended to be for the benefit of, and shall be enforceable directly by, the holders of Designated Senior Debt.

Section 13.10 Payment, Distribution or Notice to Representative.

Whenever a payment or distribution is to be made or a notice given to holders of Designated Senior Debt, the distribution may be made and the notice given to their Representative.

Upon any payment or distribution of assets or securities of the Company or any Guarantor referred to in this Article 13, each Trustee and the Holders of the Notes and the Note

Guarantees shall be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such Representative or of the liquidating trustee or agent or other Person making any payment or distribution to such Trustee or to the Holders of the Notes and the Note Guarantees for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of the Designated Senior Debt and other Indebtedness of the Company or any Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 13.

Section 13.11 Rights of Trustees and Paying Agent.

Notwithstanding the provisions of this Article 13 or any other provision of this Indenture, neither Trustee shall be charged with knowledge of the existence of any facts that would prohibit the making of any payment or distribution by such Trustee, and the U.S. Trustee and the Paying Agent may continue to make payments on the Notes and the Note Guarantees, unless the Trustees shall have received at their Corporate Trust Office at least one Business Day prior to the date of such payment written notice of facts that would cause the payment of any Obligations with respect to the Notes or Note Guarantees to violate this Article 13. Only the Company or a Representative may give the notice. Nothing in this Article 13 shall impair the claims of, or payments to, either Trustee under or pursuant to Section 7.06 hereof.

Each Trustee in its individual or any other capacity may hold Designated Senior Debt with the same rights they would have if it were not Trustee. Any Agent may do the same with like rights.

Section 13.12 Authorization to Effect Subordination.

Each Holder of the Notes by the Holder’s acceptance thereof authorizes and directs each Trustee on such Holder’s behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 13, and appoints each Trustee to act as the Holder’s attorney-in-fact for any and all such purposes. If a Trustee does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in Section 6.09 hereof at least 30 days before the expiration of the time to file such claim, the Representatives or any lender under the Senior Credit Facility is hereby authorized to file an appropriate claim for and on behalf of the Holders of the the Notes and the related Guarantees.

Section 13.13 Amendments.

No amendment may be made to the provisions of or the definitions of any terms appearing in this Article 13, or to the provisions of Section 6.02 relating to the Designated Senior Debt, that adversely affects the rights of any holder of Designated Senior Debt then outstanding unless the holders of such Designated Senior Debt (or any group or Representative authorized to give a consent on behalf of such holders) consent to such change.

Section 13.14 No Waiver of Subordination Provisions.

Without in any way limiting the generality of Section 13.08 of this Indenture, the holders of Designated Senior Debt may, at any time and from time to time, without the consent of or notice to the Trustees or the Holders, without incurring responsibility to the

Holders and without impairing or releasing the subordination provided in this Article 13 or the obligations hereunder of the Holders to the holders of Designated Senior Debt, do any one or more of the following: (a) amend, modify, supplement, restate or replace of any of terms, covenants, conditions or other provisions of any Designated Senior Debt or any instrument or agreement under which Designated Senior Debt is outstanding or secured, including, but not limited to change the manner, place or terms of payment or extend the time of payment of, or renew or alter, in any manner any Designated Senior Debt; (b) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Designated Senior Debt; (c) release any Person liable in any manner for the collection of Designated Senior Debt; and (d) exercise or refrain from exercising any rights against the Company and each Guarantor and any other Person.